

2025 Annual Report

FELLOW SHAREHOLDERS:

Silgan delivered another year of strong financial performance and significant progress towards our long-term strategic objectives in 2025. The strength of the Silgan Team, the power of our portfolio and the success of our unique business model continue to drive earnings growth and create shareholder value. These core tenets of our business, coupled with the effectiveness of our disciplined capital deployment strategy, have resulted in significant shareholder value creation over time, as evidenced by our 10-year CAGR for adjusted earnings per share (EPS) of 10 percent.

As always, we continue to be guided by our founding mission and principles that shape our actions and guide the strategic direction for Silgan. Throughout our Company, our employees embody our unwavering commitment to being the "best at what we do" by competing and winning in the markets we serve each day. The success of our long-term customer partnerships is driven by a relentless focus on innovation, execution, efficiency and cost leadership which remain key differentiators for our business and continue to be recognized by our customers and the markets we serve.

In 2025, Silgan delivered record net sales of $6.5 billion and the second highest adjusted EPS and adjusted EBIT in the history of the Company, while successfully completing our multi-year cost reduction initiative. We successfully integrated the Weener acquisition, the latest addition to our portfolio as part of our $4 billion capital deployment in our Dispensing and Specialty Closures franchise since 2017, and achieved full run rate synergies from the acquisition within 12 months. As a result of the consistent and strong cash generation of our business, the Company was able to return leverage within our target range during the first year following the Weener acquisition, while also returning more than $150 million to shareholders through dividends and share repurchases throughout the year.

While our portfolio has evolved over time, our values, focus, discipline, processes and purpose have remained constant and continue to shape the strategic direction of the Company. Our strategy remains focused on building and enhancing sustainable competitively advantaged business franchises that focus on meeting the unique needs of our customers, while consistently generating strong free cash flow and then deploying that capital in a disciplined manner to achieve superior shareholder returns. As our business continues to evolve and expand, our prospects for future shareholder value creation also expand, as we seek new opportunities to deploy the differentiated Silgan business model.

At Silgan, we have always believed that the execution of our strategy is dependent upon having the very best people on our team. We are proud that our over 17,000 employees are prepared and aligned to compete and win and "be the best at what we do" every day and thankful for their commitment and dedication to the on-going success of our business. The Silgan Team is eager to continue to capitalize on the opportunities that lie ahead for our Company and deliver superior returns for our shareholders in 2026 and beyond.

Anthony J. Allott
Chairperson of the Board

Adam J. Greenlee
Chief Executive Officer and President

OUR MISSION STATEMENT

The primary mission of our business is to compete and win in the markets served. We should be the best at what we do.

In support of that mission, we believe these principles are vital:

• We must respond to the needs of the marketplace with quality products and services, while seeking advantage versus our competition.

• We will promote and reward excellence in the performance of our people because we believe this is the primary way to achieve competitive advantage.

• Where we have or believe we can develop competitive advantage, we will seek growth. Where we don't have competitive advantage, we will refocus, restructure or withdraw.

• Finally, as this mission is pursued, we will hold ourselves to the highest standards of ethical behavior in our internal and external relationships, engendering employee pride in the conduct as well as the achievements of the organization.

TOTAL STOCKHOLDERS RETURN PERFORMANCE

The line graph below compares the performance of our Common Stock for the five year period ended December 31, 2025 with the performance of the Standard and Poor's 500 Composite Stock Price Index, or the S&P 500 Index, and the Dow Jones US Containers & Packaging Index for the same period. The line graph assumes in each case an initial investment of $100.00 on December 31, 2020 and that all dividends were reinvested. The Dow Jones US Containers & Packaging Index has been weighted on the basis of market capitalization.



	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2025
Silgan Holdings Inc.	$100.00	$117.07	$143.63	$127.36	$148.77	$117.37
S&P 500 Index	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
Dow Jones US Containers & Packaging Index	$100.00	$110.96	$ 91.21	$ 98.16	$112.83	$ 99.86

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-41459

SILGAN HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

Delaware	**06-1269834**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
601 Merritt 7	
Norwalk, Connecticut	**06851**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (203) 975-7110

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SLGN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates, computed by reference to the price at which the Registrant's Common Stock was last sold as of June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $5.7 billion. Common Stock of the Registrant held by executive officers and directors of the Registrant and by persons known to the Registrant (based on the most recent Schedule 13Gs filed by such persons) to beneficially own 10% or more of the Registrant's Common Stock has been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not a conclusive determination for other purposes.

As of February 1, 2026, the number of shares outstanding of the Registrant's Common Stock, par value $0.01 per share, was 105,441,971.

Documents Incorporated by Reference:

Portions of the Registrant's Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, for its Annual Meeting of Stockholders to be held in 2026 are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

		Page
PART I		1
Item 1.	Business	1
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	25
Item 1C.	Cybersecurity	26
Item 2.	Properties	27
Item 3.	Legal Proceedings	27
Item 4.	Mine Safety Disclosures	27
PART II		28
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	28
Item 6.	[Reserved]	28
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	47
Item 8.	Financial Statements and Supplementary Data	48
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	48
Item 9A.	Controls and Procedures	49
Item 9B.	Other Information	51
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	51
PART III		52
Item 10.	Directors, Executive Officers and Corporate Governance	52
Item 11.	Executive Compensation	52
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions, and Director Independence	52
Item 14.	Principal Accounting Fees and Services	52
PART IV		53
Item 15.	Exhibits and Financial Statement Schedules	53
Item 16.	Form 10-K Summary	59

PART I

ITEM 1. BUSINESS.

GENERAL

We are a leading manufacturer of sustainable rigid packaging solutions for the world's essential consumer goods products. We had consolidated net sales of approximately $6.5 billion in 2025. Our products are used for a wide variety of end markets and we operate 121 manufacturing plants in North America, Europe, Asia and South America. Our products include:

- dispensing and specialty closures for fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden products;

- steel and aluminum containers for pet and human food and general line products; and

- custom designed plastic containers for pet and human food, consumer health and pharmaceutical, personal care, home care, lawn and garden and automotive products.

We are a leading worldwide manufacturer and supplier of dispensing and specialty closures for the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden markets. Our leadership position in dispensing and specialty closures is a result of our ability to provide customers with market leading innovation and high levels of quality, service and technological support. Our dispensing and specialty closures business provides customers with an extensive variety of innovative dispensing systems and proprietary specialty closures solutions that ensure closure quality and safety, as well as state-of-the-art capping/sealing equipment and detection systems to complement our product offering. We have 63 dispensing and specialty closure manufacturing facilities located in North America, Europe, Asia and South America, from which we serve over 100 countries throughout the world. We also have three joint ventures for dispensing and specialty closure products in countries that we do not serve directly. In addition, we license our technology for metal closures to five other manufacturers for various markets that we do not serve directly. For 2025, our dispensing and specialty closures business had net sales of $2.7 billion (approximately 41.8 percent of our consolidated net sales) and income before interest and income taxes (EBIT) of $321.5 million (approximately 49.8 percent of our consolidated EBIT excluding corporate expense).

We are also a leading manufacturer and supplier of metal containers in North America and Europe, and in North America we are the largest manufacturer of metal food containers with a unit volume market share in the United States in 2025 of more than half of the market. Our leadership in these markets is driven by our high levels of quality, service and technological support, our low cost producer position, our strong long-term customer relationships and our proximity to customers through our widespread geographic presence. We have 37 metal container manufacturing facilities located in the United States, Europe and Asia, serving over 50 countries throughout the world. Additionally, we believe that we have the most comprehensive equipment capabilities in the industry. For 2025, our metal containers business had net sales of $3.1 billion (approximately 48.4 percent of our consolidated net sales) and EBIT of $243.4 million (approximately 37.7 percent of our consolidated EBIT excluding corporate expense).

Additionally, we are a leading manufacturer and supplier of custom containers in North America for a variety of markets, including the pet and human food, consumer health and pharmaceutical, personal care, home care, lawn and garden and automotive markets. Our success with custom containers is largely due to our demonstrated ability to provide our customers with high levels of quality, service and technological support, along with our value-added design-focused products and our extensive geographic presence with 21 manufacturing facilities in the United States and Canada. We produce custom containers from a full range of resin materials and offer a comprehensive array of molding and decorating capabilities. For 2025, our custom containers business had net sales of $637.6 million (approximately 9.8 percent of our consolidated net sales) and EBIT of $81.1 million (approximately 12.5 percent of our consolidated EBIT excluding corporate expense).

Our customer base includes some of the world's best-known branded consumer products companies. Our philosophy has been to develop long-term customer relationships by acting in partnership with our customers by providing market leading innovation and reliable quality, service and technological support and utilizing our low cost producer position. The strength of our customer relationships is evidenced by our large number of multi-year supply arrangements, our high retention of customers' business and our continued recognition from customers, as demonstrated by the many quality and service awards we have received. We estimate that in 2026 approximately 90 percent of our projected metal container sales and a majority of our projected dispensing and specialty closures and custom container sales will be under multi-year customer supply arrangements.

Our objective is to increase shareholder value by efficiently deploying capital and management resources to grow our business through acquisitions and organically, reduce operating costs and build sustainable competitive positions, or franchises. We believe that we will accomplish this goal because of our leading market positions and management expertise in acquiring, financing, integrating and efficiently operating consumer goods packaging businesses.

OUR HISTORY

We are a Delaware corporation. We were founded in 1987 by R. Philip Silver and D. Greg Horrigan. Since our inception, we have acquired forty-one businesses. Through acquisitions and organic growth, we have become a leading worldwide manufacturer and supplier of dispensing and specialty closures for the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden markets, with net sales for the dispensing and specialty closures business of $2.7 billion in 2025, representing a compound annual growth rate of approximately 12.4 percent since our acquisition of the White Cap closures operations in the United States in 2003. As a result of the benefits of acquisitions and organic growth, we have become a leading manufacturer and supplier of metal containers in North America and Europe, with net sales for the metal containers business of $3.1 billion in 2025, representing a compound annual growth rate of approximately 6.8 percent since 1987, and have increased our overall share of the metal food container market in the United States from approximately ten percent in 1987 to more than half of the market in 2025. We have also grown our market position in the custom container business since 1987, with net sales for the custom container business increasing to $637.6 million in 2025, representing a compound annual growth rate of approximately 5.3 percent over that period. The following chart shows our acquisitions since our inception:

Acquired Business	Year	Products
Nestlé Food Company's metal container manufacturing division	1987	Metal food containers
Monsanto Company's custom container business	1987	Custom containers
Fort Madison Can Company of The Dial Corporation	1988	Metal food containers
Seaboard Carton Division of Nestlé Food Company	1988	Paperboard containers
Aim Packaging, Inc.	1989	Custom containers
Fortune Plastics Inc.	1989	Custom containers
Express Plastic Containers Limited	1989	Custom containers
Amoco Container Company	1989	Custom containers
Del Monte Corporation's U.S. can manufacturing operations	1993	Metal food containers
Food Metal and Specialty business of American National Can Company	1995	Metal food containers and metal closures
Finger Lakes Packaging Company, Inc., a subsidiary of Birds Eye Foods, Inc.	1996	Metal food containers
Alcoa Inc.'s North American aluminum roll-on closures business	1997	Aluminum roll-on closures
Rexam PLC's North American custom container business	1997	Custom containers and plastic closures
Winn Packaging Co.	1998	Custom containers
Campbell Soup Company's steel container manufacturing business	1998	Metal food containers
Clearplass Containers, Inc.	1998	Custom containers
RXI Holdings, Inc.	2000	Custom containers and plastic closures, caps, sifters and fitments
Thatcher Tubes LLC	2003	Custom containers
Amcor White Cap, LLC	2003	Metal, composite and plastic closures
Pacific Coast Producers' can manufacturing operations	2003	Metal food containers

Acquired Business	Year	Products
Amcor White Cap (Europe, Asia and South America)	2006 - 2008	Metal, composite and plastic closures
Cousins-Currie Limited	2006	Custom containers
Grup Vemsa 1857, S.L.'s metal closures operations in Spain and China	2008	Metal closures
IPEC Global, Inc. and its subsidiaries	2010	Plastic closures
Vogel & Noot Holding AG's metal container operations	2011	Metal containers
DGS S.A.'s twist-off metal closures operations	2011	Metal closures
Nestlé Purina PetCare's metal container manufacturing operations	2011	Metal containers
Öntaş Öner Teneke Ambalaj Sanayi ve Ticaret A.S.	2012	Metal containers and metal closures
Rexam High Barrier Food Containers, Inc., Rexam PLC's thermoformed food container operations	2012	Thermoformed food containers
Amcor Packaging (Australia) Pty Ltd's metal closures operations in Australia	2013	Metal closures
Portola Packaging, Inc. and its subsidiaries	2013	Plastic closures
Tecnocap S.p.A.'s and Tecnocap LLC's metal closures operations in the U.S.	2013	Metal closures
Van Can Company's metal container manufacturing assets	2014	Metal containers
Injected Plastics Co.'s plastic closures operations	2015	Plastic closures
WestRock Company's dispensing and specialty closures business	2017	Dispensing and specialty closures
Cobra Plastics, Inc.	2020	Plastic and specialty closures
Albéa Group's dispensing operations	2020	Dispensing systems and specialty closures
Gateway Plastics LLC	2021	Dispensing systems and specialty closures
Unicep Packaging LLC	2021	Precision dosing dispensing systems
Easytech Closures S.p.A. (Easytech)	2021	Easy-open and sanitary metal ends
Weener Plastics Holding B.V.	2024	Dispensing systems and specialty closures

On October 15, 2024, we acquired Weener Plastics Holding B.V., or Weener Packaging, a leading producer of differentiated dispensing solutions for personal and health care and food products. Weener Packaging operates a global network of 19 facilities predominantly in Europe and the Americas, with approximately 4,000 employees and proprietary manufacturing technologies including significant clean room capabilities. This acquisition further broadened our extensive dispensing products portfolio in the personal and health care and food markets, expanded our product innovation capabilities, enhanced our advanced manufacturing technologies and added to our strong customer relationships.

OUR STRATEGY

We intend to enhance our position as a leading manufacturer and supplier of consumer goods packaging products by continuing to aggressively pursue a strategy designed to achieve future growth and increase shareholder value by focusing on the following key elements:

SUPPLY "BEST VALUE" PACKAGING PRODUCTS WITH HIGH LEVELS OF QUALITY, SERVICE AND TECHNOLOGICAL SUPPORT

Since our inception, we have been, and intend to continue to be, devoted to consistently supplying our sustainable rigid packaging products with the combination of quality, price and service that our customers consider to be "best value." In our dispensing and specialty closures business, we emphasize market leading innovation and high levels of quality, service and technological support. We believe our dispensing and specialty closures business is the premier innovative dispensing and specialty closures solutions provider to the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden markets. We manufacture throughout the world a wide range of highly engineered dispensing systems for fragrance and beauty, personal and health care, home care, lawn and garden and food products. We also offer customers an extensive variety of metal and plastic specialty closures for food and beverage products, as well as proprietary equipment solutions such as cap feeders, capping/sealing equipment and detection systems, to ensure high quality package safety. In our metal containers business, we focus on providing high quality and high levels of service and utilizing our low cost producer position to supply our customers with metal containers, which are infinitely recyclable and one of the most recycled packages in the world. We have made and are continuing to make significant capital investments to enhance the competitive advantages of metal containers, and we offer our customers value-added features such as our family of Quick Top® easy-open ends for our metal food containers, shaped metal food containers and alternative color offerings for metal food containers as well as a more sustainable solution for their packaging needs. In our custom containers business, we provide high levels of quality and service and focus on value-added, custom designed containers to meet changing product and packaging demands of our customers. We believe that we are one of the few businesses that can custom design, manufacture and decorate a wide variety of custom containers, providing the customer with the ability to satisfy more of its packaging needs for custom containers through one supplier. We will continue to supply customized products that can be delivered quickly to our customers with superior levels of design, development and technological support. We also have made and continue to make strategic investments to enhance the competitive position of our custom containers business.

MAINTAIN LOW COST PRODUCER POSITION

We will continue pursuing opportunities to strengthen our low cost position in our businesses by:

- maintaining a flat, efficient organizational structure, resulting in low selling, general and administrative expenses as a percentage of consolidated net sales;

- achieving and maintaining economies of scale;

- prudently investing in new technologies to increase manufacturing and production efficiency;

- rationalizing our existing plant structure; and

- serving our customers from our strategically located plants.

Through our dispensing and specialty closures facilities, we manufacture an extensive variety of highly engineered dispensing systems and metal and plastic specialty closures for the food, beverage, health care, garden, home, personal care, fragrance and beauty industries throughout the world utilizing state-of-the-art technology and equipment, and we also provide customers for our specialty closures with state-of-the-art capping/sealing equipment and detection systems. Through our metal container facilities, we believe that we provide the most comprehensive manufacturing capabilities in the industry. Through our custom container facilities, we have the capacity to manufacture customized products across the entire spectrum of resin materials, decorating techniques and molding processes required by our customers. We intend to leverage our manufacturing, design and engineering capabilities to continue to create cost-effective manufacturing systems that will drive our improvements in product quality, operating efficiency and customer support.

In late 2023, we announced a comprehensive cost reduction initiative to achieve $50 million of cost savings over the following two years from footprint rationalizations and other cost reduction actions in all of our businesses. As part of this initiative, we closed three dispensing and specialty closures manufacturing facilities, two metal container manufacturing facilities and two custom container manufacturing facilities, relocating volumes from such facilities to other facilities. In addition, as part of this initiative we optimized production at several other manufacturing facilities across our network. We completed this initiative and realized approximately $20 million of cost savings in 2024 and approximately $30 million of additional cost savings in 2025. Additionally, apart from this initiative, in late 2025 we announced optimization plans for our metal closure operations in Europe primarily to reduce costs, which include the planned closing of one manufacturing facility.

MAINTAIN AN OPTIMAL CAPITAL STRUCTURE TO SUPPORT GROWTH AND INCREASE SHAREHOLDER VALUE

Our financial strategy is to use reasonable leverage to support our growth and increase shareholder returns. Our stable and predictable cash flow, generated largely as a result of our long-term customer relationships and generally recession resistant business, supports our financial strategy. We intend to continue using reasonable leverage, supported by our stable cash flows, to make value enhancing acquisitions. In determining reasonable leverage, we evaluate our cost of capital and manage our level of debt to maintain an optimal cost of capital based on current market conditions. If acquisition opportunities are not identified over a long period of time, we may use our cash flow to repay debt, repurchase shares of our common stock or increase dividends to our stockholders or for other permitted purposes. In October 2024, we funded the purchase price for Weener Packaging with €868.0 million of term and revolving loan borrowings under our senior secured credit facility, or as amended our Credit Agreement, including a €700.0 million incremental term loan, and cash on hand. In November 2024, we amended our Credit Agreement to extend maturity dates to November 2029 for revolving loans and November 2030 for term loans, to refinance term and revolving loan borrowings which were used to fund the purchase price for Weener Packaging with a new €900.0 million term loan and to provide us with additional flexibility to pursue our strategic initiatives. In September 2025, we issued €600.0 million aggregate principal amount of our 4¼% Senior Notes due 2031, or the 4¼% Notes, and used the net proceeds to repay outstanding Euro revolving loan borrowings under our Credit Agreement that were utilized to fund the repayment of our 3¼% Senior Notes due 2025, or the 3¼% Notes, in March 2025. You should also read Notes 3 and 9 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

EXPAND THROUGH ACQUISITIONS AND ORGANIC GROWTH

We intend to continue to increase our market share in our current markets and related markets through acquisitions and organic growth. We use a disciplined approach to make acquisitions and investments that generate attractive cash returns. As a result, we expect to continue to expand and diversify our customer base, geographic presence and product lines. This strategy has enabled us to increase our net sales and EBIT since our founding.

We are a leading worldwide manufacturer and supplier of dispensing systems and specialty closures for the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden markets. Since 2003, following our acquisition of the White Cap closures operations in the United States, net sales of our dispensing and specialty closures business have increased to $2.7 billion in 2025 as a result of both acquisitions and organic growth, representing a compound annual growth rate of approximately 12.4 percent over that period. We intend to pursue further acquisition opportunities in the dispensing and specialty closures markets, including in dispensing systems, such as our acquisition of Weener Packaging. Additionally, we expect to continue to generate organic growth in our dispensing and specialty closures business, particularly in dispensing systems. In making investments to pursue organic growth, we use a disciplined approach to generate attractive cash returns.

We are a leading manufacturer and supplier of metal containers in North America and Europe, primarily as a result of our acquisitions but also as a result of growth with existing customers. During the past 37 years, the metal food container market in North America has experienced significant consolidation primarily due to the desire by food processors to reduce costs and focus resources on their core operations rather than self-manufacture their metal food containers. Our acquisitions of the metal food container manufacturing operations of Nestlé Food Company, The Dial Corporation, or Dial, Del Monte Corporation, or Del Monte, Birds Eye Foods, Inc., or Birds Eye, Campbell Soup Company, or Campbell, Pacific Coast Producers, and Nestlé Purina PetCare's steel container self-manufacturing assets, or Purina Steel Can, reflect this trend. We estimate that approximately seven percent of the market for metal food containers in the United States is still served by self-manufacturers.

We have expanded our metal containers business and increased our market share of metal containers primarily through acquisitions and growth with existing customers with net sales increasing to $3.1 billion in 2025, representing a compound annual growth rate of approximately 6.8 percent since 1987. We have also made, and are continuing to make, significant capital investments in our metal containers business to enhance our business and the competitive advantages of metal packaging for food, and we offer our customers value-added features such as our family of Quick Top® easy-open ends for metal food containers, shaped metal food containers and alternative color offerings for metal food containers as well as a more sustainable solution for their packaging needs.

We have grown our market position for our custom containers business since 1987, with net sales increasing to $637.6 million in 2025, representing a compound annual growth rate of approximately 5.3 percent over that period. We achieved this improvement primarily through strategic acquisitions as well as through organic growth. The custom containers segment of the consumer goods packaging industry continues to be highly fragmented, and we may pursue further acquisition opportunities in this market. We also expect to continue to generate organic growth in our custom containers business. As with acquisitions, we use a disciplined approach to pursue organic growth to generate attractive cash returns. Through a combination of these efforts, we intend to continue to expand our customer base in the markets that we serve, such as the pet and human food, consumer health and pharmaceutical, personal care, home care, lawn and garden and automotive markets.

ENHANCE PROFITABILITY THROUGH PRODUCTIVITY IMPROVEMENTS AND COST REDUCTIONS

We intend to continue to enhance profitability through investment of capital for productivity improvements, manufacturing efficiencies, manufacturing cost reductions, and the optimization of our manufacturing facilities footprints. The additional sales and production capacity provided through acquisitions and investments have enabled us to rationalize plant operations and decrease overhead costs through plant closings and downsizings. From 2020, we have closed four dispensing and specialty closures manufacturing facilities, seven metal containers manufacturing facilities and two custom container manufacturing facilities in connection with our continuing efforts to streamline our plant operations, reduce operating costs and better match supply with geographic demand.

We expect that most future acquisitions will continue to enable us to realize manufacturing efficiencies as a result of optimizing production scheduling and other benefits from economies of scale and the elimination of redundant selling and administrative functions. In addition to the benefits realized through the integration of acquired businesses, we have improved and expect to continue to improve the operating performance of our plant facilities by investing capital for productivity improvements, manufacturing efficiencies and manufacturing cost reductions. While we have made some of these investments in certain of our plants, more opportunities still exist throughout our system. We will continue to use a disciplined approach to identify these opportunities to generate attractive cash returns.

In late 2023, we announced a comprehensive cost reduction initiative to achieve $50 million of cost savings over the following two years from footprint rationalizations and other cost reduction actions in all of our businesses. As part of this initiative, we closed three dispensing and specialty closures manufacturing facilities, two metal container manufacturing facilities and two custom container manufacturing facilities, relocating volumes from such facilities to other facilities. In addition, as part of this initiative we optimized production at several other manufacturing facilities across our network. We completed this initiative and realized approximately $20 million of cost savings in 2024 and approximately $30 million of additional cost savings in 2025. Additionally, apart from this initiative, in late 2025 we announced optimization plans for our metal closure operations in Europe primarily to reduce costs, which include the planned closing of one manufacturing facility.

We are a holding company that conducts our business through various operating subsidiaries. We operate three businesses: our dispensing and specialty closures business; our metal containers business; and our custom containers business.

DISPENSING AND SPECIALTY CLOSURES—49.8 PERCENT OF OUR CONSOLIDATED EBIT IN 2025

We are a leading worldwide manufacturer and supplier of dispensing and specialty closures for the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden markets. Our dispensing and specialty closures business provides customers with an extensive variety of innovative dispensing system solutions, including integrated dispensing packaging solutions, and proprietary metal and plastic specialty closures that ensure closure quality and safety, as well as state-of-the-art capping/sealing equipment and detection systems to complement our specialty closures product offering. We have 63 dispensing and specialty closures manufacturing facilities located in North America, Europe, Asia and South America, from which we serve over 100 countries throughout the world. We also have three joint ventures for dispensing and specialty closure products in countries that we do not serve directly. In addition, we license our technology to five other manufacturers for various markets that we do not serve directly. For 2025, our dispensing and specialty closures business had net sales of $2.7 billion (approximately 41.8 percent of our consolidated net sales) and EBIT of $321.5 million (approximately 49.8 percent of our consolidated EBIT excluding corporate expense). Since 2003, following our acquisition of the White Cap closures operations in the United States, we have grown our dispensing and specialty closures business through acquisitions and organic growth, with net sales increasing at a compound annual growth rate of approximately 12.4 percent.

Our dispensing and specialty closures business manufactures dispensing systems for the precision dosing of fragrance and beauty, personal and health care, home care, lawn and garden and food products, such as perfume and other fragrance and beauty products; skin care, lotion, cosmetic, health care nasal spray and other topical application, deodorant, soap, hair care and other bath and body products; hard surface cleaning, professional cleaning and air and fabric care products; lawn care and other garden products; and condiments and other food products. With our acquisition in 2020 of the Albéa Dispensing Business, we expanded our dispensing systems portfolio, including for highly engineered pumps, sprayers and foam dispensing solutions for the beauty, fragrance and personal care markets. With our acquisition in 2021 of Gateway Plastics LLC, or Silgan Specialty Packaging, we further grew our dispensing systems portfolio with integrated dispensing packaging solutions offerings. Our acquisition in 2021 of Unicep Packaging LLC, or Silgan Unicep, complemented our global dispensing and specialty closures business by expanding and extending our precision dosing capabilities and comprehensive product offering into new and existing markets and broadened our exposure to health care and Point-of-Care diagnostics markets. With our acquisition in October 2024 of Weener Packaging, a leading producer of differentiated dispensing solutions, we further broadened our extensive dispensing products portfolio in the personal and health care and food markets, expanded our product innovation capabilities, enhanced our advanced manufacturing technologies and added to our strong customer relationships, putting us in a position to be the dispensing solutions partner of choice for our markets. We also manufacture metal and plastic specialty closures, many of which maintain a vacuum for safety and extended shelf-life purposes, for food and beverage products, such as ready-to-drink teas, sports and enhanced drinks, dairy products, juice drinks, tomato sauce, salsa, pickles, baby food, ketchup and other condiments, preserves, soup, cooking sauces, gravies, fruits and vegetables. We provide customers for our specialty closures with custom formulations of sealing/lining materials, designed either to minimize removal torques and enhance openability of our closures or to maintain sealability of our closures, in each case to meet the unique needs of our customers while also meeting applicable regulatory requirements. We offer our customers an extensive range of decorating options for our dispensing and specialty closures for product differentiation. We also provide customers with sealing/capping equipment and detection systems to complement our specialty closures product offering. As a result of our extensive range of dispensing and specialty closures, our geographic presence and our focus on providing market leading innovation and high levels of quality, service and technological support, we believe that we are uniquely positioned to serve the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden markets for all of their dispensing and specialty closure needs.

METAL CONTAINERS—37.7 PERCENT OF OUR CONSOLIDATED EBIT IN 2025

We are a leading manufacturer and supplier of metal containers in North America and Europe, and in North America we are the largest manufacturer of metal food containers with a unit volume market share in the United States in 2025 of more than half of the market. Our metal containers business is engaged in the manufacture and sale of steel and aluminum containers that are used primarily by processors and packagers for food products, such as pet food, vegetables and fruits, soup, proteins (e.g., meat, chicken and seafood) and other miscellaneous food products, as well as general line metal containers for products such as promotional products. With our acquisition in 2021 of Easytech, we increased our manufacturing capacity for easy-open ends for metal containers. We have 37 metal container manufacturing facilities located in the United States, Europe and Asia, serving over 50 countries throughout the world. For 2025, our metal containers business had net sales of $3.1 billion (approximately 48.4 percent of our consolidated net sales) and EBIT of $243.4 million (approximately 37.7 percent of our consolidated EBIT excluding corporate expense). Since 1987, we have grown our metal containers business through acquisitions and organic growth, with net sales increasing at a compound annual growth rate of approximately 6.8 percent. We estimate that approximately 90 percent of our projected metal container sales in 2026 will be pursuant to multi-year customer supply arrangements.

Although metal containers face competition from plastic, paper, glass and composite containers, we believe metal containers are superior to plastic, paper and composite containers in shelf-stable applications where the contents are prepared at high temperatures, or packaged in larger consumer or institutional quantities, or where the long-term ambient temperature storage of the product is desirable while maintaining the product's quality. In addition, metal containers are one of the most recycled packages in the world and are infinitely recyclable. We also believe that metal containers are generally more desirable than glass containers because metal containers are more durable and less costly to transport. We have increased our market share of metal food containers in the United States primarily through acquisitions and growth with existing customers, and have enhanced our business by focusing on providing customers with high quality, high levels of service, a more sustainable solution for their packaging needs and value-added features such as our family of Quick Top® easy-open ends, shaped metal food containers and alternative color offerings for metal food containers. In addition, we have made and continue to make significant capital investments to enhance the competitive advantages of metal containers for food.

CUSTOM CONTAINERS—12.5 PERCENT OF OUR CONSOLIDATED EBIT IN 2025

We produce custom containers from a full range of resin materials and offer a comprehensive array of molding and decorating capabilities. We are one of the leading manufacturers of custom designed high density polyethylene, or HDPE, and polyethylene terephthalate, or PET, containers in North America for the markets that we serve. We are also a leading manufacturer in North America of thermoformed barrier and non-barrier bowls and trays for shelf-stable food products. We operate 21 custom container manufacturing facilities in the United States and Canada. For 2025, our custom containers business had net sales of $637.6 million (approximately 9.8 percent of our consolidated net sales) and EBIT of $81.1 million (approximately 12.5 percent of our consolidated EBIT excluding corporate expense). Since 1987, we have improved our market position for our custom containers business, with net sales increasing at a compound annual growth rate of approximately 5.3 percent.

We manufacture custom designed and stock plastic containers for food and beverage products, including peanut butter, salad dressings, condiments, spices, dairy products and liquor; consumer health and pharmaceutical products, including respiratory products, gastrointestinal products, tablets, antacids, mouthwash and other health and pharmaceutical products; personal care products, including shampoos, conditioners, hand creams, lotions, liquid soap and other cosmetics and toiletries; home care products, including cleaning products; lawn and garden products; and automotive care products. In addition, we manufacture thermoformed barrier and non-barrier bowls and trays for food products, such as pet food and soups and other ready-to-eat meals, as well as thermoformed tubs for food products. We also manufacture plastic closures, caps, sifters and fitments for food and household products, including salad dressings, condiments, peanut butter, spices, liquid margarine, powdered drink mixes and arts and crafts supplies.

Our leading position in the custom container market is largely driven by our rapid response to our customers' design, development and technology support needs and our value-added, diverse product line. This product line is the result of our ability to produce custom containers from a full range of resin materials using a broad array of manufacturing, molding and decorating capabilities. We also strive to remain current with and, to some extent, anticipate innovations in resin composition and applications and changes in the technology for the manufacturing of custom containers. We benefit from our large scale and nationwide presence, as significant consolidation is occurring in many of our customers' markets. Through these capabilities, we are well-positioned to serve our customers, who demand customized solutions as they continue to seek innovative means to differentiate their products in the marketplace using packaging.

MANUFACTURING AND PRODUCTION

As is the practice in the industry, most of our customers provide us with periodic estimates of products and quantities pursuant to which commitments are given. These estimates enable us to effectively manage production and control working capital requirements. We schedule our production to meet customers' requirements. Because the production time for our products is short, the backlog of customer orders in relation to our sales is not material.

As of February 1, 2026, we operated a total of 121 manufacturing facilities in 25 different countries throughout the world that serve the needs of our customers.

DISPENSING AND SPECIALTY CLOSURES BUSINESS

We utilize two basic processes to produce dispensing systems and plastic closures. In the compression molded process, pellets of resin are heated, extruded and then compressed to form a shell. The shell can include a molded linerless seal or a custom formulated, compression molded sealing system. The shell can then be slit and printed depending on its end use. In the injection molded process, pellets of resin are heated and injected into a mold, forming either a shell or other dispensing systems component, such as a trigger, decorative shroud, actuator, valve or overcap. The shell can include a molded linerless seal or a custom formulated sealing system. The shell can then be slit and printed depending on its end use. In the case of a dispensing system, the dispensing system components are assembled into the dispensing system and can be printed depending on the end use of the dispensing system. To a lesser extent, the business also utilizes injection stretch blowmolding, extrusion blowmolding and injection blowmolding to manufacture integrated dispensing packages.

The manufacturing operations for metal closures include cutting, coating, lithographing, fabricating and lining. We manufacture twist-off, lug style and press-on, twist-off steel closures and aluminum roll-on closures for glass, metal and plastic containers, ranging in size from 18 to 110 millimeters in diameter. We employ state-of-the-art multi-die presses to manufacture metal closures, offering a low-cost, high quality means of production. We also provide customers of our dispensing and specialty closures business with custom formulations of sealing/lining materials, designed to optimize torque removal and enhance the openability of our closures while meeting applicable regulatory requirements.

METAL CONTAINERS BUSINESS

The manufacturing operations of our metal containers business include cutting, coating, lithographing, fabricating, assembling and packaging finished cans. We use three basic processes to produce cans. The first two methods of producing cans start by forming a shallow cup that is then formed into the desired height using either the draw and iron process or the draw and redraw process. Using the draw and redraw process, we manufacture steel and aluminum two-piece cans, the height of which generally does not exceed the diameter. For cans the height of which is greater than the diameter, we manufacture steel two-piece cans by using a drawing and ironing process. The third method is the traditional three-piece method that requires three pieces of flat metal to form a cylindrical body with a welded side seam, a bottom and a top. High integrity of the side seam is assured by the use of sophisticated electronic weld monitors and coatings that are thermally cured by induction and convection processes. We manufacture can bodies and ends from thin, high-strength aluminum alloys and steels by utilizing proprietary tool and die designs and selected can making equipment. We also manufacture our Quick Top® easy-open ends from both steel and aluminum alloys in a sophisticated precision progressive die process. We regularly review our Quick Top® easy-open end designs for improvements for optimum consumer preference through consumer studies and feedback.

CUSTOM CONTAINERS BUSINESS

We utilize two basic processes to produce custom containers. In the extrusion blowmolding process, pellets of resin are heated and extruded into a tube. A two-piece metal mold is then closed around the tube and high pressure air is blown into it causing a bottle to form in the mold's shape. In the injection and injection stretch blowmolding processes, pellets of resin are heated and injected into a mold, forming a preform. The preform is then blown into a bottle-shaped metal mold, creating a bottle.

Our thermoformed bowls, trays and tubs are manufactured by melting pellets of resin into an extruded sheet. The sheet is then formed in a mold to make the bowl, tray or tub.

We have state-of-the-art decorating equipment, including several of the largest sophisticated decorating facilities in the United States. Our decorating methods for custom containers are in-mold labeling, which applies a plastic film label to the bottle during the blowing process, and post-mold decoration. Post-mold decoration includes:

- silk screen decoration which enables the applications of images in multiple colors to the bottle;

- pressure sensitive decoration which uses a plastic film or paper label with an adhesive;

- heat transfer decoration which uses a coated label applied by heat; and

- shrink sleeve labeling.

RAW MATERIALS

Based upon our existing arrangements with suppliers and our current and anticipated requirements, we believe that we have made adequate provisions for acquiring our raw materials for the foreseeable future. As a result of significant consolidation of suppliers, we are, however, dependent upon a limited number of suppliers for our steel, aluminum, certain resin, coatings and compound raw materials. Increases in the prices of raw materials have generally been passed along to our customers in accordance with our multi-year customer supply arrangements and through general price increases.

DISPENSING AND SPECIALTY CLOSURES BUSINESS

We use resins in pellet form, such as homopolymer polypropylene, copolymer polypropylene and HDPE, thermoplastic elastomer lining materials, processing additives and colorants in the manufacture of dispensing systems and plastic closures. We use tinplate and tin free steel (TFS), aluminum, organic coatings, low-metallic inks and pulpboard, plastic and organic lining materials in the manufacture of metal closures. Although no assurances can be given, we believe we have made adequate provisions to purchase sufficient quantities of these raw materials to meet our customers' requirements for the foreseeable future, despite the significant consolidation of suppliers and facility closings by suppliers and absent unforeseen events such as hurricanes or other extreme weather conditions.

Our supply agreements with our dispensing systems and specialty closures customers generally provide for the pass through of changes in our metal and resin costs, subject in many cases with respect to resin to a lag in the timing of such pass through. For our dispensing systems and specialty closures customers without long-term agreements, we have also generally increased prices to pass through increases in our metal and resin costs.

METAL CONTAINERS BUSINESS

We use tinplated and chromium plated steel, aluminum, copper wire, organic coatings, lining compound and inks in the manufacture and decoration of our metal container products. Our material requirements are supplied through agreements and purchase orders with suppliers with whom we have long-term relationships. If our suppliers fail to deliver under their arrangements, we would be forced to purchase raw materials on the open market, and no assurances can be given that we would be able to purchase such raw materials or, if we are so able, that we would be able to purchase such raw materials at comparable prices or terms. Although there has been significant consolidation of suppliers and facility closings by suppliers, we believe that we have made adequate provisions to purchase sufficient quantities of these raw materials to meet our customers' requirements for the foreseeable future.

Our metal container supply agreements with our customers provide for the pass through of changes in our metal costs. For our metal container customers without long-term agreements, we have also generally increased prices to pass through increases in our metal costs.

CUSTOM CONTAINERS BUSINESS

The raw materials we use in our custom containers business are primarily resins in pellet form such as virgin HDPE, virgin PET, recycled HDPE, recycled PET, polypropylene and, to a lesser extent, low and medium density polyethylene. Our resin requirements are acquired through multi-year arrangements for specific quantities of resins with several major suppliers of resins. The price that we pay for resin raw materials is not fixed and is subject to market pricing, which has fluctuated significantly in the past few years. Our custom container supply agreements with our customers provide for the pass through of changes in our resin costs, subject in many cases to a short lag in the timing of such pass through. For our custom container customers without long-term agreements, we have also generally increased prices to pass through increases in our resin costs.

We believe that we have made adequate provisions to purchase sufficient quantities of resins to meet our customers' requirements for the foreseeable future, absent unforeseen events such as significant hurricanes or other extreme weather conditions.

SALES AND MARKETING

Our philosophy has been to develop long-term customer relationships by acting in partnership with our customers, providing reliable quality and service. We market our products primarily by a direct sales force, including manufacturer's representatives, and for our custom containers business, in part, through a network of distributors. Because of the high cost of transporting empty containers, our metal containers business generally sells to customers within a 300 mile radius of its manufacturing plants.

Approximately 14 percent, 13 percent and 13 percent of our consolidated net sales were to Nestlé S.A., or Nestlé, in 2025, 2024 and 2023, respectively. No other customer accounted for more than 10 percent of our total consolidated net sales during those years.

You should also read "Risk Factors—Risks Related to Business, Operations and Certain Financial Matters— We face competition from many companies and we may lose sales or experience lower margins on sales as a result of such competition" included elsewhere in this Annual Report.

DISPENSING AND SPECIALTY CLOSURES BUSINESS

We are a leading worldwide manufacturer and supplier of dispensing systems and specialty closures for the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden markets. We have 63 dispensing and specialty closure manufacturing facilities located in North America, Europe, Asia and South America, from which we serve over 100 countries throughout the world.

Our largest customers of our dispensing and specialty closures business include Beiersdorf AG, British American Tobacco AB, Campbell, The Coca-Cola Company, Colgate-Palmolive Company, Coty, Inc., Dairy Farmers of America, Estée Lauder Companies, The Kraft Heinz Company, or Kraft Heinz, L'Oréal S.A., LVMH Moët Hennessy Louis Vuitton, Mizkan Holdings Co., Ltd., Molson Coors Brewing Company, Natura & Co., Nestlé, O Boticário, PepsiCo Inc., The Procter & Gamble Company, Puig, S. C. Johnson & Son, Inc., The Scotts Company LLC, Spectrum Brands Holdings, Inc., STADA Arzneimittel AG, Treehouse Foods, Inc. and Unilever, plc. We have multi-year supply arrangements with many of our customers in the United States. Outside of the United States, the dispensing and specialty closures business has had long-term relationships with most of its customers. While we have multi-year supply arrangements with some of our dispensing and specialty closures customers outside of the United States, as is common practice, many supply arrangements with customers outside of the United States are negotiated on a year-by-year basis.

We also have joint ventures in each of Indonesia, South Africa and Thailand for dispensing and specialty closure products, each with a facility located in such country. In addition, we license our technology for metal closures to five other manufacturers who supply products in Israel, South Korea, South Africa, the Indian Ocean Islands, the Philippines, Thailand and Peru.

METAL CONTAINERS BUSINESS

We are a leading manufacturer and supplier of metal containers in North America and Europe, and in North America we are the largest manufacturer of metal food containers with a unit volume market share in the United States in 2025 of more than half of the market. We have 37 metal containers manufacturing facilities located in the United States, Europe and Asia, serving over 50 countries throughout the world. Our largest customers for these products include Austria Pet Food GmbH, Campbell, Conagra Brands, Inc., Eagle Family Foods Group LLC, General Mills, Inc., Goya Foods, Inc., Hill's Pet Nutrition, Inc., Hormel Foods Corporation, Kraft Heinz, Mars, Incorporated, Nestlé, Nortera Foods Inc., O-AT-KA Milk Products, LLC, Pacific Coast Producers, Stanislaus Food Products Company and Tony Downs Foods Co.

We have entered into multi-year supply arrangements with most of our customers for our metal containers business. We estimate that approximately 90 percent of our projected metal container sales in 2026 will be pursuant to multi-year customer supply arrangements. Historically, we have been successful in continuing these multi-year customer supply arrangements. In Europe, our metal containers business has had long-term relationships with many of its customers, although, as is common practice, many supply arrangements are negotiated on a year-by-year basis.

Since our inception in 1987, we have supplied Nestlé with substantially all of its U.S. metal food container requirements. Our net sales of metal food containers to Nestlé in North America and Europe in 2025 were $799.8 million. We also supply Nestlé with dispensing solutions and metal and plastic closures in North America and Europe and plastic containers in North America. In 2024, we entered into long-term supply agreements with Nestlé that run through 2032 for the supply of all of Nestlé's North American metal food container requirements for pet food and other food products and to support growth initiatives of Nestlé. These long-term supply agreements replaced previous supply agreements with Nestlé. Each of these long-term supply agreements provide for certain prices and specify that those prices will be increased or decreased based upon price change formulas.

Our metal containers business' sales and income from operations are dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States and, to a lesser extent, in a variety of national growing regions in Europe. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the third quarter of our fiscal year and generated a disproportionate amount of our annual income from operations during that quarter. You should also read "Risk Factors—Risks Related to Business, Operations and Certain Financial Matters—The seasonality of the fruit and vegetable packing industry causes us to incur short-term debt" included elsewhere in this Annual Report.

CUSTOM CONTAINERS BUSINESS

We are one of the leading manufacturers and suppliers of custom designed and stock plastic containers sold in North America for a variety of markets, including the pet and human food, consumer health and pharmaceutical, personal care, home care, lawn and garden and automotive markets. We are also a leading manufacturer and supplier in North America of thermoformed barrier and non-barrier bowls and trays for shelf-stable food products and pet food products. We market our custom containers in most areas of North America through a direct sales force and a large network of distributors. We also market certain stock plastic containers through an on-line shopping catalog.

Our largest customers for our custom containers business include Badia Spices Inc., Berlin Packaging LLC, Conagra Brands, Inc., General Mills, Inc., Kraft Heinz, Lactalis Canada Inc., Mars, Incorporated, McCormick & Company, Incorporated, Nice-Pak Products, Inc., Perrigo Company plc, The Procter & Gamble Company, Sazerac Company, The Scotts Company LLC, TricorBraun, Inc. and Winland Foods, Inc.

We have arrangements to sell some of our custom containers to distributors, who in turn resell those products primarily to regional customers. Custom containers sold to distributors are generally manufactured by using generic and custom molds with decoration added to meet the end users' requirements. The distributors' warehouses and their sales personnel enable us to market and inventory a wide range of such products to a variety of customers.

We have multi-year supply arrangements with the majority of our customers for our custom containers business. In addition, many of our supply arrangements with our customers are for custom containers made from proprietary molds.

COMPETITION

The packaging industry is highly competitive. We compete in this industry with manufacturers of similar and other types of packaging, as well as fillers, food processors and packers who manufacture containers for their own use and for sale to others. We attempt to compete effectively through the quality of our products, competitive pricing and our ability to meet customer requirements for delivery, performance and technical assistance.

DISPENSING AND SPECIALTY CLOSURES BUSINESS

Our dispensing and specialty closures business competes primarily with Amcor plc, AptarGroup, Inc., Bericap Holding GmbH, Closures Systems International, Inc., Crown Holdings, Inc., Sonoco Products Company, Guala Dispensing Mexico, S.A. de C.V., Massilly Holding SAS and Tecnocap S.p.A. With our ability to manufacture an extensive range of dispensing systems and specialty closures that ensure closure quality and safety, as well as state-of-the-art capping/sealing equipment and detection systems to complement our specialty closures product offering, and our global presence, we believe we are uniquely positioned to serve the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden product companies for all of their dispensing and specialty closure needs.

METAL CONTAINERS BUSINESS

Of the commercial metal container manufacturers, Crown Holdings, Inc., Sonoco Products Company, Trivium Packaging, Envases Group, Can Corporation of America, Canpack S.A., Massilly Holding SAS and Ideal Can Inc. are our most significant competitors. Our competitors also include other regional suppliers. As an alternative to purchasing containers from commercial can manufacturers, customers have the ability to invest in equipment to self-manufacture their containers. Additionally, customers can choose to use other types of packaging for their products, such as plastic, paper, glass and composite containers.

Because of the high cost of transporting empty containers, our metal containers business generally sells to customers within a 300 mile radius of its manufacturing plants. Strategically located existing plants give us an advantage over competitors from other areas, but we could be potentially disadvantaged by the relocation of a major customer.

Although metal containers face competition from plastic, paper, glass and composite containers, we believe that metal containers are superior to plastic, composite and paper containers in applications, where the contents are prepared at high temperatures or packaged in larger consumer or institutional quantities or where long-term storage of the product is desirable while maintaining the product's quality. We also believe that metal containers are more desirable generally than glass containers because metal containers are more durable and less costly to transport. In addition, metal containers are one of the most recycled packages in the world and are infinitely recyclable.

CUSTOM CONTAINERS BUSINESS

Our custom containers business competes with a number of large national and global producers of custom containers for the pet and human food, consumer health and pharmaceutical, personal care, home care, lawn and garden and automotive markets. These competitors include Alpla Werke Alwin Lehner GmbH & Co. KG, Amcor plc, Altium Packaging LLC, Axium Packaging Inc., Graham Packaging Company, Plastipak Holdings, Inc., Pretium Packaging LLC and Winpack Ltd. In addition to our rapid response to our customers' design, development and technology support needs and our value-added, diverse product line, we strive to remain current with and, to some extent, anticipate innovations in resin composition and applications and changes in the technology for the manufacturing of custom containers and closures.

SILGAN TEAM

As of December 31, 2025, we employed approximately 4,400 salaried and 12,800 hourly employees on a full-time basis. Approximately 31 percent of our hourly plant employees in the United States and Canada as of that date were represented by a variety of unions, and most of our hourly employees in Europe, Asia, South America and Central America were represented by a variety of unions or other labor organizations. In addition, as of December 31, 2025, Campbell provided us with approximately 120 hourly employees on a full-time basis at one of the facilities that we lease from Campbell.

Our labor contracts expire at various times between 2026 and 2031. As of December 31, 2025, contracts covering approximately 6 percent of our hourly employees in the United States and Canada will expire during 2026. We expect no significant changes in our relations with these unions.

We believe our success is a result of our unrelenting focus on our core strategies and mission statement principles, which have been consistent since our founding and are captured in our mission statement. We focus on meeting the unique needs of our customers, pursuing growth where we have a competitive advantage and responding where we do not. Critical to our success are the contributions and efforts of the entire Silgan team who meet this challenge to compete and win in the markets we serve. Accordingly, investing in our people is vital for us. At each of our locations, we provide competitive compensation and benefits and strive to provide a safe, rewarding, diverse and inclusive workplace for our employees. The safety of our entire team is a top priority for us, as evidenced by our industry leading, low lost time incident and recordable rates.

GOVERNMENTAL REGULATIONS

We are subject to federal, foreign, state and local governmental laws and regulations, including environmental laws and regulations and health and safety related laws and regulations.

In general, environmental laws and regulations limit the discharge of pollutants into the environment and establish standards for the treatment, storage, and disposal of solid and hazardous waste. We believe that we are either in compliance in all material respects with all presently applicable environmental laws and regulations or are operating in accordance with appropriate variances, schedules under compliance orders or similar arrangements.

In addition to costs associated with regulatory compliance, we may be held liable for alleged environmental damage associated with the past disposal of hazardous substances. Those that generate hazardous substances that are disposed of at sites at which environmental problems are alleged to exist, as well as the owners of those sites and other classes of persons, are subject to claims for clean-up and natural resource damages under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, regardless of fault or the legality of the original disposal. CERCLA and many similar state and foreign statutes may hold a responsible party liable for the entire clean-up cost at a particular site even though that party may not have caused the entire problem. Other state statutes may impose proportionate rather than joint and several liability. The federal Environmental Protection Agency or a state or foreign agency may also issue orders requiring responsible parties to undertake removal or remedial actions at sites.

We are subject to the Occupational Safety and Health Act and other federal, foreign, state and local laws regulating noise exposure levels and other safety and health concerns in the production areas of our plants.

While management does not believe that any of the regulatory matters described above, individually or in the aggregate, will have a material effect on our capital expenditures, earnings, financial position or competitive position, we cannot assure you that a material environmental or other regulatory claim will not arise in the future.

RESEARCH AND PRODUCT DEVELOPMENT

Our research, product development and product engineering efforts relating to our dispensing and specialty closures business are conducted at our research facilities in Downers Grove, Illinois, Grandview, Missouri, Spokane, Washington, Mequon, Wisconsin, Hannover, Germany, Waalwijk, Netherlands, Ede, Netherlands, Bogota, Columbia and Limerick, Ireland. Our research, product development and product engineering efforts relating to our metal containers business are conducted at our research facilities in Brookfield, Wisconsin. Our research, product development and product engineering efforts with respect to our custom containers business are performed by our manufacturing and engineering personnel located at our custom containers manufacturing facilities. In addition to research, product development and product engineering, these sites also provide technical support to our customers. The amounts we have spent on research and development during the last three fiscal years are not material.

We rely on a combination of patents, trade secrets, unpatented know-how, technological innovation, trademarks and other intellectual property rights, nondisclosure agreements and other protective measures to protect our intellectual property. We do not believe that any individual item of our intellectual property portfolio is material to our business. We employ various methods, including confidentiality agreements and nondisclosure agreements, with third parties, employees and consultants to protect our trade secrets and know-how. However, others could obtain knowledge of our trade secrets and know-how through independent development or other means.

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission, or the SEC. The SEC maintains a website that contains annual, quarterly and current reports, proxy statements and other information that issuers (including the Company) file electronically with the SEC. The Internet address of the SEC's website is *http://www.sec.gov*.

We maintain a website, the Internet address of which is *http://www.silganholdings.com*. Information contained on our website is not part of this Annual Report. We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (and any amendments to those reports) and Forms 3, 4 and 5 filed on behalf of our directors and executive officers as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS.

The following are certain risk factors that could materially and adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

RISKS RELATED TO BUSINESS, OPERATIONS AND CERTAIN FINANCIAL MATTERS

WE FACE COMPETITION FROM MANY COMPANIES AND WE MAY LOSE SALES OR EXPERIENCE LOWER MARGINS ON SALES AS A RESULT OF SUCH COMPETITION.

The manufacture and sale of dispensing and specialty closures, metal containers and custom containers is highly competitive. We compete with other manufacturers of these products and manufacturers of alternative packaging products, as well as packaged goods companies who manufacture closures and containers for their own use and for sale to others. We compete primarily on the basis of price, quality and service. To the extent that any of our competitors is able to offer better prices, quality and/or services, we could lose customers and our sales and margins may decline.

In 2025, approximately 90 percent of our metal container sales and a majority of our dispensing and specialty closures and custom container sales were pursuant to multi-year supply arrangements. Although no assurances can be given, we have been successful historically in continuing these multi-year customer supply arrangements. Additionally, in general, many of these arrangements provide that during the term the customer may receive competitive proposals for all or up to a portion of the products we furnish to the customer. We have the right to retain the business subject to the terms and conditions of the competitive proposal. If we match a competitive proposal, it may result in reduced sales prices for the products that are the subject of the proposal. If we choose not to match a competitive proposal, we may lose the sales that were the subject of the proposal. Moreover, due to our fixed costs, we may be unable to maintain our margins at past levels if we are not able to achieve capacity utilization rates similar to prior periods in our manufacturing facilities.

The loss of any major customer, a significant reduction in the purchasing levels of any major customer, whether due to competition, customer consolidation, inventory destocking, weather related events or any other reason, or a significant adverse change in the terms of our supply agreement with any major customer could adversely affect our results of operations.

DEMAND FOR OUR PRODUCTS COULD BE AFFECTED BY CHANGES IN LAWS AND REGULATIONS APPLICABLE TO FOOD AND BEVERAGES AND CHANGES IN CONSUMER PREFERENCES.

We manufacture and sell sustainable rigid packaging solutions for consumer goods products. Many of our products are used to package food and beverages, and therefore they come into direct contact with these products. Accordingly, such products must comply with various laws and regulations for food and beverages applicable to our customers. Changes in such laws and regulations could negatively impact our customers' demand for our products as they comply with such changes and/or require us to make changes to our products. Additionally, because our products are used to package consumer goods, we are subject to a variety of risks that could influence consumer behavior and negatively impact demand for our products, including changes in consumer preferences driven by various health-related and environmental concerns and perceptions. For example, due largely to changes in consumer preferences, we changed the coatings and compounds in most of our metal closure and metal container products to not intentionally include bisphenol A in such coatings and compounds, resulting in additional costs. In addition, some U.S. states have passed or are contemplating legislation restricting, and the European Union recently adopted a measure to restrict, the use of materials that contain certain per-and polyfluoroalkyl substances (PFAS) in packaging, which may require us to incur costs to modify our products in order to comply with these requirements.

OUR FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO OBTAIN SUFFICIENT QUANTITIES OF RAW MATERIALS OR MAINTAIN OUR ABILITY TO PASS RAW MATERIAL PRICE INCREASES THROUGH TO OUR CUSTOMERS.

We purchase steel, aluminum, plastic resins and other raw materials from various suppliers. Sufficient quantities of these raw materials may not be available in the future, whether due to reductions in capacity because of, among other things, significant consolidation of, and facility closings by, suppliers, increased demand in excess of available supply, unforeseen events such as significant hurricanes and other extreme weather conditions or natural disasters, government imposed quotas or tariffs, pandemics, political unrest and instability or other reasons. Temporary industry-wide shortages of certain raw materials have occurred in the past and can lead to increased raw material prices. In addition, such materials are subject to price fluctuations due to a number of factors, including increases in demand or decreases in availability for such raw materials, the availability of other substitute materials, tariffs, increases in the frequency, severity or duration of extreme weather-related events, other supply chain challenges and general economic conditions, all of which are beyond our control.

Over the last few years, there has been significant consolidation of suppliers of steel worldwide. In addition, tariffs, quotas and court cases have negatively impacted the ability and desire of steel suppliers to competitively supply steel outside of their countries. The United States has imposed tariffs and quotas on steel supply into the United States from certain foreign countries, which has increased the cost of steel imported into the United States as well as ultimately steel manufactured in the United States. Additionally, exemptions from tariffs granted by the United States have been inconsistent and unpredictable. In Europe, quotas and tariffs on foreign steel supply have negatively impacted the ability of foreign steel suppliers to supply steel into Europe. Additional tariffs and/or quotas or other limitations on steel supply could further negatively impact the ability and desire of steel suppliers to competitively supply steel outside of their countries. Our metal container and metal closures supply agreements with our customers provide for the pass through of changes in our metal costs. For our customers without long-term agreements, we also generally increase prices to pass through increases in our metal costs. However, the impact of tariffs and quotas could create challenges for us and our customers in passing through costs related to such tariffs and quotas.

Our resin requirements are primarily acquired through multi-year arrangements for specific quantities of resins with several major suppliers of resins. The prices that we pay for resins are not fixed and are subject to market pricing, which has fluctuated significantly in the past few years. Our dispensing and specialty closures and custom containers supply agreements with our customers generally provide for the pass through of changes in resin costs, subject in many cases to a lag in the timing of such pass through. For customers without long-term agreements, we also generally increase prices to pass through increases in our resin costs.

Although no assurances can be given, we expect to be able to purchase sufficient quantities of raw materials to timely meet all of our customers' requirements in 2026. Additionally, although no assurances can be given, we generally have been able to pass raw material cost increases, including as a result of tariffs, through to our customers. The loss of our ability to pass those cost increases through to our customers or the inability of our suppliers to meet our raw material requirements, however, could have a materially adverse impact on our business, financial condition or results of operations.

GLOBAL ECONOMIC CONDITIONS, DISRUPTIONS IN CREDIT MARKETS AND IN MARKETS GENERALLY COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

The global financial markets have experienced substantial disruption, including, among other things, volatility in securities prices, bank and private credit failures, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Additionally, the global economy and certain geographies in which we operate and sell our products have experienced recessions, and economic uncertainty is generally continuing worldwide. Most recently, global markets have experienced significant inflation which created greater economic uncertainty, particularly as banking authorities adjusted interest rates. Our business, financial condition, results of operations and ability to obtain additional financing in the future, including on terms satisfactory to us, could be adversely affected due to, among other risks we face, any such economic conditions, disruptions of the global financial markets or of markets generally or tightening of credit in the financial markets.

Economic conditions and disruptions in the credit markets and in markets generally could also harm the liquidity or financial position of our customers or suppliers, which could in turn cause such parties to fail to meet their contractual or other obligations to us or reduce our customers' purchases from us or our suppliers' supply to us, or result in any customer or supplier declaring bankruptcy, any of which could negatively affect our business, financial condition or results of operations. Additionally, under such circumstances, the creditworthiness of the counterparties to our interest rate and commodity pricing transactions could deteriorate, thereby increasing the risk that such counterparties fail to meet their contractual obligations to us.

Global markets are also susceptible to other disruptions and resulting negative impacts from other occurrences and events, such as conflicts in different parts of the world and pandemics and contagious diseases, which could negatively affect global markets and the global economy. Such occurrences and events could cause or require us, our suppliers or our customers to temporarily suspend operations in affected regions, otherwise disrupt or affect our, our suppliers' or our customers' operations or businesses, disrupt supply chains and logistics, commerce and travel, or cause an economic downturn or otherwise negatively impact consumer behavior and demand. Any such occurrences, events or disruptions could have a material adverse impact on our business, financial condition or results of operations.

A number of industries have generally experienced supply chain challenges, which in many cases have resulted in longer lead times and additional costs. These supply chain challenges have been due to a variety of events, including the COVID-19 pandemic, labor supply issues, significant inflation and the conflict in the Middle East and other parts of the world. As a result of supply chain challenges, we incurred additional costs that impacted our results of operations and experienced longer lead times for certain equipment purchases. Additionally, many of our customers and suppliers were impacted by these supply chain challenges, which negatively impacted our businesses. Continued supply chain challenges or additional supply chain challenges could negatively impact our businesses and have a material adverse impact on our financial condition or results of operations.

A SUBSTANTIALLY LOWER THAN NORMAL CROP YIELD MAY REDUCE DEMAND FOR OUR METAL CONTAINERS AND CLOSURES FOR FOOD PRODUCTS.

Our metal containers business is dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States and, to a lesser extent, in a variety of national growing regions in Europe. Our dispensing and specialty closures business is also dependent, in part, upon the vegetable and fruit harvests. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in applicable regions, and our results of operations could be impacted accordingly. For example, severe weather in 2024 negatively impacted and prematurely ended the fruit and vegetable harvests earlier than expected, which had a negative impact on our results of operations in our metal containers segment. Additionally, climate change and the increasing frequency, severity or duration of extreme weather conditions, including hurricanes, unexpected freezing weather conditions, wildfires, flooding, tornadoes and droughts, could adversely affect these harvests and cause us to incur additional costs to prepare for, respond to and mitigate the effects of such conditions. As a consequence, our results of operations could be negatively impacted. Our sales, income from operations and net income could be materially adversely affected in a year in which crop yields are substantially lower than normal.

THE SEASONALITY OF THE FRUIT AND VEGETABLE PACKING INDUSTRY CAUSES US TO INCUR SHORT-TERM DEBT.

We sell metal containers and closures used to package fruits and vegetables, which is a seasonal process. As a result, we have historically generated a disproportionate amount of our annual income from operations in our third quarter. Additionally, as is common in the packaging industry, we must access working capital to build inventory ahead of the fruit and vegetable packing process. We also provide extended payment terms to some of our customers due to the seasonality of the fruit and vegetable packing process and, accordingly, carry accounts receivable for some customers beyond the end of the packing season. Due to our seasonal requirements, we may incur short-term indebtedness to finance our working capital requirements.

THE COST OF PRODUCING AND SUPPLYING , AND THE AVAILABILITY AND COST OF CERTAIN RESOURCES NECESSARY TO PRODUCE AND SUPPLY, OUR PRODUCTS MAY BE ADVERSELY AFFECTED BY VARIOUS FACTORS.

The cost of producing and supplying our products is affected by many factors, some of which can be volatile and some of which may be challenging. Most recently, the cost of producing and supplying our products has been impacted by significant inflation in raw materials, energy such as natural gas and electricity, freight and other items necessary to produce and supply our products. We forecast and monitor our energy usage and, from time to time, use commodity futures or swaps to reduce the impact of energy price fluctuations. While we have generally been able to increase our prices to pass through raw material and certain other cost increases, no assurances can be given that we will be able to increase our prices to pass through all cost inflation that we experience, which could have a material adverse impact on our business, financial condition or results of operations.

Many countries, including the United States, have imposed tariffs on imported products from certain other countries, including products and components supplied cross border within a company. In addition, certain other countries may impose tariffs in response to such tariffs. We engage in some cross border supply within our businesses, and tariffs imposed on these types of activities could increase the cost of our products and could adversely impact our results of operations if we are not able to pass such increased costs on to our customers. Additionally, local suppliers tend to increase prices for their products due to the protection offered by tariffs. Any such increases would increase the cost of our products and could adversely impact our results of operations.

In addition, our businesses may be adversely affected by changes in the availability or cost of certain resources that are necessary to produce and supply our products (including electrical power, natural gas, and oil).

For example, our businesses rely on a continuous energy supply to conduct their respective operations. If the availability of energy or certain other resources is reduced or interrupted for a significant period of time, our businesses' ability to produce and supply our products may be hampered, which could have a material adverse effect on our business, financial condition or results of operations. The cost of energy may also be impacted by factors outside our control, including due to conflicts or other factors. Many of our international operations depend on the availability of natural gas. If the current conflict in Russia and Ukraine is not resolved, any further sanctions imposed or actions taken by the United States or other countries, and any retaliatory measures by Russia in response, could affect the price and supply of natural gas throughout Europe, including our facilities in Europe. It is uncertain when conditions will improve, if at all, or whether additional governmental sanctions will be enacted in future periods, and it is not possible to predict the direct and indirect impacts of this situation and its effect on future periods. Such a disruption in the supply of natural gas could impact our ability to continue our operations at such facilities at normal levels and otherwise cause disruptions at our facilities in Europe, which could have a material adverse impact on our business, financial condition or results of operations.

WE MAY BE UNABLE TO ACHIEVE, OR MAY BE DELAYED IN ACHIEVING, ADEQUATE RETURNS FROM OUR EFFORTS TO OPTIMIZE OUR OPERATIONS, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

We continually strive to improve our operating performance and further enhance our franchise positions in our businesses through the investment of capital for productivity improvements, manufacturing efficiencies, manufacturing cost reductions and the optimization of our manufacturing facilities footprints. For example, we recently announced optimization plans for our metal closures operations in Europe primarily to reduce costs, which include the planned closing of one manufacturing facility. Additionally, in late 2023 we announced a comprehensive cost reduction initiative which achieved $50 million of cost savings over the following two years from footprint rationalizations and other cost reduction actions in all of our businesses. Our operations include complex manufacturing systems as well as intricate scheduling and numerous geographic and logistical complexities associated with our facilities and our customers' facilities. Accordingly, our efforts to achieve productivity improvements, manufacturing efficiencies and manufacturing cost reductions and to optimize our manufacturing facilities footprints are subject to a number of risks and uncertainties that could impact our ability to achieve adequate returns from our efforts as planned. These risks and uncertainties include, among others, completing any such efforts on time and as planned and retaining customers impacted thereby.

IF WE WERE REQUIRED TO WRITE-DOWN ALL OR PART OF OUR GOODWILL OR TRADE NAMES, OUR NET INCOME AND NET WORTH COULD BE MATERIALLY ADVERSELY AFFECTED.

As a result of our acquisitions, we have $2.5 billion of goodwill and $32.1 million of indefinite-lived trade names recorded on our consolidated balance sheet at December 31, 2025. We are required to periodically determine if our goodwill and trade names have become impaired, in which case we would write-down the impaired portion. If we were required to write-down all or part of our goodwill or trade names, our net income and net worth could be materially adversely affected.

INCREASED INFORMATION TECHNOLOGY SECURITY THREATS AND MORE SOPHISTICATED AND TARGETED COMPUTER CRIME COULD POSE A RISK TO OUR SYSTEMS, NETWORKS, PRODUCTS, SOLUTIONS AND SERVICES.

In order to conduct our business without interruption, we rely on information technology systems, networks and services, some of which are managed, hosted and provided by third-party service providers. These systems, networks or services could fail on their own accord or may be vulnerable to a variety of interruptions or shutdowns, including interruptions or shutdowns due to cyberattacks or other similar disruptions, natural disasters, power outages, telecommunications and cloud services failures, terrorist attacks or failures during the process of upgrading or replacing software or hardware. Although we have not experienced any material breaches or material losses related to cybersecurity incidents, cyberattacks or other disruptions to date, increased global security threats, employees working remotely and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and those of our third-party service providers and the confidentiality, availability and integrity of our data. Depending on their nature and scope, such threats could potentially lead to adverse consequences which could be material, including, but not limited to, the loss of data due to damaged or destroyed servers, the compromise of confidential information, including confidential information relating to our employees and customers, improper use of our systems and networks, manipulation and destruction of data, our inability to access our systems or third-party systems on which we rely, and production downtimes, operational disruptions and defective products, which in turn could adversely affect our reputation, competitiveness and results of operations. A cyberattack or other disruption may also result in a financial loss, including potential fines or other payments for failure to safeguard data.

We have taken steps and incurred costs and continue to take steps and incur costs to further strengthen the security of our computer systems and continue to assess, maintain and enhance the ongoing effectiveness of our information security systems. While we attempt to mitigate these risks by employing a number of measures, including development and implementation of cybersecurity policies and procedures, employee training, monitoring of our networks and systems and maintenance of backup and protective systems, our systems, networks, products, solutions and services remain potentially vulnerable to advanced persistent threats. The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognizable until launched against a target or until a breach has already occurred. Accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures. It is therefore possible that in the future we may suffer a criminal attack where unauthorized parties gain access to personal information or other sensitive data in our possession or otherwise disrupt our business, and we may not be able to identify or remediate any such incident in a timely manner.

We collect, maintain and have access to data and information that is subject to data privacy and security laws, data protection laws and applicable regulations. The interpretation and application of such laws, including federal, state and international laws, relating to the collection, processing, use, retention, disclosure, security and transfer of personal data in the United States (including but not limited to the California Consumer Privacy Act and other state consumer privacy laws where applicable), Europe (including but not limited to the European Union's General Data Protection Regulation) and elsewhere, are evolving. Despite our efforts to protect such information, breaches or misplaced or lost data could have a materially adverse impact on our business.

As a result of cyberattack threats and existing and new data protection requirements, we have incurred and expect to continue to incur ongoing operating costs as part of our efforts to protect and safeguard our sensitive data and personal information. These efforts also may divert management and employee attention from other business and growth initiatives. A breach in information privacy could result in legal or reputational risks and could have a materially adverse impact on our business, financial condition and results of operations.

RISKS RELATED TO OUR INDEBTEDNESS

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR CASH FLOW.

At December 31, 2025, we had $4.36 billion of total consolidated indebtedness and $1.08 billion of cash and cash equivalents. We incurred much of this indebtedness as a result of financing acquisitions and refinancing our previously outstanding debt. In addition, at December 31, 2025, after taking into account outstanding letters of credit of $21.7 million, we had up to $1.48 billion of revolving loans available to be borrowed under our Credit Agreement. We also have available to us under our Credit Agreement an uncommitted multi-currency incremental loan facility in an amount of up to an additional $1.5 billion (which amount may be increased as provided in our Credit Agreement), which may take the form of one or more incremental term loan facilities, increased commitments under our revolving loan facility and/or incremental indebtedness in the form of senior secured loans and/or notes, and we may incur additional indebtedness as permitted by our Credit Agreement and our other instruments governing our indebtedness. In October 2024, we borrowed €868.0 million of term loans and revolving loans under our Credit Agreement, including a €700.0 million incremental term loan, which we used, along with cash on hand, to fund the purchase price for our acquisition of Weener Packaging, which term and revolving loans were subsequently refinanced by a new €900.0 million term loan when we further amended our Credit Agreement in November 2024. In September 2025, we issued €600.0 million of the 4¼% Notes and used the net proceeds from such issuance to repay outstanding Euro revolving loan borrowings under our Credit Agreement that were utilized to fund the repayment of the 3¼% Notes in March 2025.

A significant portion of our cash flow must be used to service our indebtedness and is therefore not available to be used in our business. In 2025, we repaid $18.9 million in mandatory term loan principal repayments under our Credit Agreement and paid $185.3 million in interest on our indebtedness. Our ability to generate cash flow is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. In addition, a significant portion of our indebtedness bears interest at floating rates, and therefore a substantial increase in interest rates could adversely impact our results of operations. Based on the average outstanding amount of our variable rate indebtedness in 2025, a one percentage point change in the interest rates for our variable rate indebtedness would have impacted our 2025 interest expense by an aggregate amount of approximately $15.7 million, after taking into account the average outstanding notional amount of our interest rate swap agreements during 2025.

Our indebtedness could have important consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a significant portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, acquisitions and capital expenditures, and for other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict us from making strategic acquisitions or exploiting business opportunities; and

- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

DESPITE OUR CURRENT LEVELS OF INDEBTEDNESS, WE MAY INCUR ADDITIONAL DEBT IN THE FUTURE, WHICH COULD INCREASE THE RISKS ASSOCIATED WITH OUR LEVERAGE.

We are continually evaluating and pursuing acquisition opportunities in the consumer goods packaging market and may incur additional indebtedness, including indebtedness under our Credit Agreement, to finance any such acquisitions and to fund any resulting increased operating needs. For example, in October 2024, we funded the purchase price for Weener Packaging with €868.0 million of term and revolving loan borrowings under our Credit Agreement, which we subsequently refinanced with a new €900.0 million term loan when we amended our Credit Agreement in November 2024. If new debt is added to our current debt levels, the related risks we now face could increase. We will have to effect any new financing in compliance with the agreements governing our then existing indebtedness. The indentures governing our 4⅛% Senior Notes due 2028, or the 4⅛% Notes, our 2¼% Senior Notes due 2028, or the 2¼% Notes, our 1.4% Senior Secured Notes due 2026, or the 1.4% Notes, and the 4¼% Notes do not prohibit us from incurring additional indebtedness.

THE TERMS OF OUR DEBT INSTRUMENTS RESTRICT THE MANNER IN WHICH WE CONDUCT OUR BUSINESS AND MAY LIMIT OUR ABILITY TO IMPLEMENT ELEMENTS OF OUR GROWTH STRATEGY.

Our Credit Agreement contains numerous covenants, including financial and operating covenants, some of which are quite restrictive. These covenants affect, and in many respects limit, among other things, our ability to:

- incur additional indebtedness;

- create liens;

- consolidate, merge or sell assets;

- make certain advances, investments and loans;

- enter into certain transactions with affiliates; and

- engage in any business other than the packaging business and certain related businesses.

The indentures governing the 4⅛% Notes, the 2¼% Notes, the 1.4% Notes and the 4¼% Notes contain certain covenants that also generally restrict our ability to create liens, issue guarantees, engage in sale and leaseback transactions and consolidate, merge or sell assets. These covenants could restrict us in the pursuit of our growth strategy.

UPON THE OCCURRENCE OF CERTAIN CHANGE OF CONTROL EVENTS, WE MAY NOT BE ABLE TO SATISFY ALL OF OUR OBLIGATIONS UNDER OUR CREDIT AGREEMENT AND INDENTURES.

Under our Credit Agreement, the occurrence of a change of control (as defined in our Credit Agreement) constitutes an event of default, permitting, among other things, the acceleration of amounts owed thereunder. Additionally, upon the occurrence of a change of control repurchase event as defined in the indentures governing the 4⅛% Notes, the 2¼% Notes, 1.4% Notes and the 4¼% Notes, we must make an offer to repurchase the 4⅛% Notes, the 2¼% Notes, the 1.4% Notes and the 4¼% Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the date of purchase. We may not have sufficient funds or be able to obtain sufficient financing to meet such obligations under our Credit Agreement and such indentures. In addition, even if we were able to finance such obligations, such financing may be on terms that are unfavorable to us or less favorable to us than the terms of our existing indebtedness.

RISKS RELATED TO ACQUISITIONS

WE MAY NOT BE ABLE TO PURSUE OUR GROWTH STRATEGY BY ACQUISITION.

Historically, we have grown predominantly through acquisitions. Our future growth will depend in large part on additional acquisitions of consumer goods packaging businesses. We may not be able to locate or acquire other suitable acquisition candidates consistent with our strategy, and we may not be able to fund future acquisitions because of limitations under our indebtedness or otherwise, including due to the limited availability of funds if the financial markets are impaired or if we cannot borrow funds at rates which we find attractive.

FUTURE ACQUISITIONS MAY CREATE RISKS AND UNCERTAINTIES THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND DIVERT OUR MANAGEMENT'S ATTENTION.

In pursuing our strategy of growth through acquisitions, we will face risks commonly encountered with an acquisition strategy. These risks include:

- failing to identify material problems and liabilities in our due diligence review of acquisition targets;

- failing to obtain sufficient indemnification rights to fully offset possible liabilities associated with acquired businesses;

- failing to integrate the operations, technologies and personnel of the acquired businesses;

- difficulties in identifying or retaining employees for the acquired businesses;

- disrupting our ongoing business;

- diluting our limited management resources;

- operating in new geographic regions; and

- impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management.

Through our experience integrating our acquisitions, we have learned that, depending upon the size of the acquisition, it can take us up to two to three years to completely integrate an acquired business into our operations and systems and realize the full benefit of the integration. During the early part of this integration period, the operating results of an acquired business may decrease from results attained prior to the acquisition due to costs, delays or other challenges that arise when integrating the acquired business. In addition, we may not be able to achieve potential synergies or maintain the levels of revenue, earnings or operating efficiency that each business had achieved or might achieve separately. Moreover, indebtedness incurred to fund acquisitions could adversely affect our liquidity and financial stability.

RISKS RELATED TO EMPLOYEES AND PENSION OBLIGATIONS

IF WE ARE UNABLE TO RETAIN KEY MANAGEMENT, WE MAY BE ADVERSELY AFFECTED.

We believe that our future success depends, in large part, on our experienced management team. Losing the services of key members of our current management team could make it difficult for us to manage our business and meet our objectives.

PROLONGED WORK STOPPAGES AT OUR FACILITIES WITH UNIONIZED LABOR OR OTHER WORK OR LABOR INTERRUPTIONS, INCLUDING DUE TO PANDEMICS, COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION.

As of December 31, 2025, we employed approximately 12,800 hourly employees on a full-time basis. Approximately 31 percent of our hourly plant employees in the United States and Canada as of that date were represented by a variety of unions, and most of our hourly employees in Europe, Asia, South America and Central America were represented by a variety of unions or other labor organizations. Our labor contracts expire at various times between 2026 and 2031. We cannot assure you that, upon expiration of existing collective bargaining agreements, new agreements will be reached without union action or that any such new agreements will be on terms no less favorable to us than current agreements. Disputes with the unions representing our employees could result in strikes or other labor protests that could disrupt our operations and divert the attention of management from operating our business. A strike or work stoppage could make it difficult for us to find a sufficient number of people with the necessary skills to replace those employees. Prolonged work stoppages at our facilities could have a material adverse effect on our business, financial condition or results of operations.

Over the past few years, the United States and, to a lesser extent, Europe experienced a tightened labor market which made it more difficult to find employees to fill open positions. While the availability of labor has improved, any recurrence of a more tightened labor market could have a material adverse effect on our business, financial condition or results of operations.

IF THE INVESTMENTS IN OUR U.S. PENSION BENEFIT PLANS DO NOT PERFORM AS EXPECTED, WE MAY HAVE TO CONTRIBUTE ADDITIONAL AMOUNTS TO THESE PLANS, WHICH WOULD OTHERWISE BE AVAILABLE TO COVER OPERATING AND OTHER EXPENSES.

We maintain noncontributory, defined benefit pension plans covering some of our U.S. employees, which we fund based on certain actuarial assumptions. The plans' assets consist primarily of fixed income securities and, to a lesser extent, other securities. In 2023, we changed our investment allocations for our U.S. pension benefit plans to a liability driven investment strategy that more closely matches plan assets with plan liabilities primarily using long duration fixed income securities, thereby reducing, but not eliminating, investment performance risk of the assets of such plans. If the investments of the plans do not perform at expected levels, then we may have to contribute additional funds to ensure that the plans will be able to pay out benefits as scheduled. Such an increase in funding would result in a decrease in our available cash flow. In addition, any such investment performance significantly below our expected levels could adversely impact our results of operations.

WE PARTICIPATE IN MULTIEMPLOYER PENSION PLANS UNDER WHICH, IN THE EVENT OF CERTAIN CIRCUMSTANCES, WE COULD INCUR ADDITIONAL LIABILITIES WHICH MAY BE MATERIAL AND MAY NEGATIVELY AFFECT OUR FINANCIAL RESULTS.

We currently participate in two multiemployer pension plans which provide defined benefits to certain of our union employees. In 2019, we withdrew from participating in the Central States, Southeast and Southwest Areas Pension Plan, or the Central States Pension Plan. As a result of such withdrawal, we expect to incur cash expenditures for the withdrawal liability of approximately $2.6 million annually until 2040. Because of the nature of multiemployer pension plans, there are risks associated with participating in such plans that differ from single-employer pension plans. Amounts contributed by an employer to a multiemployer pension plan are not segregated into a separate account and are not restricted to provide benefits only to employees of that contributing employer. In the event that another participating employer to a multiemployer pension plan in which we participate no longer contributes to such plan, the unfunded obligations of such plan may be borne by the remaining participating employers, including us. In such event, our required contributions to such plan could increase, which could negatively affect our financial condition and results of operations. In the event that we withdraw from participation in a multiemployer pension plan in which we participate or otherwise cease to make contributions to such a plan or in the event of the termination of such a plan, we would be required under applicable law to make withdrawal liability payments to such plan in respect of the unfunded vested benefits of such plan, which unfunded vested benefits could be significant. Such withdrawal liability payments could be material and could negatively affect our financial condition and results of operations. For further information with respect to our withdrawal from the Central States Pension Plan please see Notes 4 and 13 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

RISKS RELATED TO INTERNATIONAL OPERATIONS

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO VARIOUS RISKS THAT MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

Our international operations generated approximately $2.09 billion, or approximately 32 percent, of our consolidated net sales in 2025. As of February 1, 2026, we have a total of 64 manufacturing facilities in a total of 24 countries outside of the United States, including Canada, Mexico and countries located in Europe, Asia and South America, serving customers in approximately 100 countries worldwide. Our business strategy may include continued expansion of international activities, such as with our acquisition of Weener Packaging. Accordingly, the risks associated with operating in foreign countries, including Canada, Mexico and countries located in Europe, Asia and South America, may have a negative impact on our liquidity and net income. For example, the current economic uncertainty throughout the world, the current conflict in Russia and Ukraine, the current situation and recent geopolitical disruptions in the Middle East and other parts of the world and the current trade uncertainty throughout the world may have an adverse effect on our results of operations and financial condition. As a result of the current conflict in Russia and Ukraine, we shut down and ceased operations at our two metal container manufacturing facilities in Russia at the beginning of 2023, resulting in a reduction in net sales in our metal containers segment of $54.3 million in 2023 as compared to 2022.

Risks associated with operating in foreign countries could make it more difficult, impossible or more expensive to manufacture or deliver our products to our customers, obtain raw materials from our suppliers, or perform critical functions of our business, any of which could have an adverse effect on our business, results of operations and financial condition. Such risks include, but are not limited to:

- political, social and economic instability;

- inconsistent product regulation or policy changes by foreign agencies or governments;

- war, civil disturbance or acts of terrorism;

- the impact of pandemics and other diseases;

- trade disputes;

- compliance with and changes in applicable foreign laws;

- loss or non-renewal of treaties or similar agreements with foreign tax authorities;

- difficulties in enforcement of contractual obligations and intellectual property rights;

- high social benefits for labor;

- national and regional labor strikes;

- imposition of limitations on conversions of foreign currencies into U.S. dollars or payment of dividends and other payments by non-U.S. subsidiaries;

- foreign exchange rate risks;

- difficulties in expatriating cash generated or held by non-U.S. subsidiaries;

- uncertainties arising from local business practices and cultural considerations;

- changes in tax laws, or the interpretation thereof, affecting foreign tax credits or tax deductions relating to our non-U.S. earnings or operations;

- hyperinflation, currency devaluation or defaults in certain foreign countries;

- duties, taxes or government royalties, including the imposition or increase of withholding and other taxes on remittances and other payments by non-U.S. subsidiaries;

- customs, import/export and other trade compliance regulations or policies;

- product boycotts;

- non-tariff barriers and higher duty rates;

- difficulty in collecting international accounts receivable and potentially longer payment cycles;

- application of the Foreign Corrupt Practices Act and similar laws;

- increased costs in maintaining international manufacturing and marketing efforts; and

- taking of property by nationalization or expropriation without fair compensation.

WE ARE SUBJECT TO THE EFFECTS OF FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES.

Our reporting currency is the U.S. dollar. As a result of our international operations, a portion of our consolidated net sales, and some of our costs, assets and liabilities, are denominated in currencies other than the U.S. dollar. As a result, we must translate local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for the preparation of our consolidated financial statements. Consequently, changes in exchange rates may unpredictably and adversely affect our consolidated operating results. For example, during times of a strengthening U.S. dollar, our reported international revenue and earnings will be reduced because the local currency will translate into fewer U.S. dollars. Conversely, a weakening U.S. dollar will effectively increase the dollar-equivalent of our expenses denominated in foreign currencies. Although we may use currency exchange rate protection agreements from time to time to reduce our exposure to currency exchange rate fluctuations in some cases, these hedges may not eliminate or reduce the effect of currency fluctuations.

RISKS RELATED TO LEGAL AND REGULATORY MATTERS

WE ARE SUBJECT TO COSTS AND LIABILITIES RELATED TO ENVIRONMENTAL AND HEALTH AND SAFETY LAWS AND REGULATIONS AND RISKS RELATED TO LEGAL PROCEEDINGS, AND WE MAY BE IMPACTED BY NEW, CHANGED OR INCREASED REGULATIONS OR REQUIREMENTS RELATING TO ENVIRONMENTAL MATTERS.

We continually review our compliance with environmental and other laws, such as the Occupational Safety and Health Act and other laws regulating safety and health concerns in the production areas of our plants in the United States and environmental protection, health and safety laws and regulations abroad. We may incur liabilities for noncompliance, or substantial expenditures to achieve compliance, with environmental and other laws or changes thereto in the future or as a result of the application of additional laws and regulations to our business, including those limiting greenhouse gas emissions, those requiring compliance with the European Commission's registration, evaluation and authorization of chemicals (REACH) procedures, those requiring compliance with the European Commission's Corporate Sustainability Reporting Directive (CSRD) and those imposing changes that would have the effect of increasing the cost of producing or would otherwise adversely affect the demand for plastic products. In addition, stricter regulations, or stricter interpretations of existing laws or regulations, may impose new liabilities on us, and we may become obligated in the future to incur costs associated with the investigation and/or remediation of contamination at our facilities or other locations. Such liabilities, expenditures and costs could have a material adverse effect on our capital expenditures, results of operation, financial condition or competitive position.

Many of our products come into contact with the food and beverages that they package, and therefore we may be subject to risks and liabilities related to health and safety matters in connection with our products. Changes in or additional health and safety laws and regulations in connection with our products may also impose new requirements and costs on us. Such requirements, liabilities and costs could have a material adverse effect on our capital expenditures, results of operations, financial condition or competitive position.

We are involved in various legal proceedings, contract disputes and claims arising in the ordinary course of our business. Although we are not able to predict the outcome of such proceedings, investigations, disputes and claims, any payments in respect thereof, including pursuant to any settlements, will reduce our available cash flows and could adversely impact our results of operations.

Several governmental bodies in jurisdictions where we operate have introduced and are increasingly considering regulatory changes to address the impacts of potential changes in climate and global warming. Additionally, entities across many sectors in private industry are considering and introducing environmental criteria as a factor or commercial term in decisions relating to activities, including lending, insurance, investing and purchasing. We are unable to predict what further regulatory changes may be adopted by governments or what environmental criteria or requirements may be adopted or supported by private sector entities in the future. Such changes or requirements could have a material adverse effect on our business, financial condition, results of operations and capital expenditures.

IF WE FAIL TO CONTINUE TO MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING TO A REASONABLE ASSURANCE LEVEL, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS AND MAY BE REQUIRED TO RESTATE PREVIOUSLY PUBLISHED FINANCIAL INFORMATION, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS, INVESTOR CONFIDENCE IN OUR BUSINESS AND THE TRADING PRICES OF OUR SECURITIES.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. We also need to adapt our internal control over financial reporting as our business grows and changes. As we grow our business and acquire other businesses, our internal controls could become increasingly complex, requiring more time and resources. As further discussed in Item 9A, "Controls and Procedures," included elsewhere in this Annual Report, management concluded that we maintained effective internal control over financial reporting as of December 31, 2025. There is no assurance that, in the future, material weaknesses will not be identified that would cause management to change its conclusion as to the effectiveness of our internal controls. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition, and we may be required to restate previously published financial information, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

CHANGES IN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) AND SEC RULES AND REGULATIONS COULD MATERIALLY IMPACT OUR REPORTED RESULTS

U.S. GAAP and SEC accounting and reporting changes are common. These changes could have significant effects on our reported results when compared to prior periods and other companies and may even require us to retrospectively adjust prior periods. Additionally, material changes to the presentation of transactions in the consolidated financial statements could impact key ratios that investors, analysts and credit rating agencies use to assess or rate our performance and could ultimately impact our ability to access the credit markets in an efficient manner.

RISKS RELATED TO OUR COMMON STOCK

ANTI-TAKEOVER PROVISIONS IN OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND OUR AMENDED AND RESTATED BY-LAWS COULD HAVE THE EFFECT OF DISCOURAGING, DELAYING OR PREVENTING A MERGER OR ACQUISITION. ANY OF THESE EFFECTS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

Provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may have the effect of delaying or preventing transactions involving a change of control of Silgan Holdings Inc., including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

In particular, our amended and restated certificate of incorporation provides that:

- the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board;

- the Board of Directors is divided into three classes, and each year approximately one-third of the directors are elected for a term of three years;

- the Board of Directors is fixed at seven members, subject to the ability of the Board of Directors to increase the size of the Board of Directors to up to nine members for a period of time; and

- action taken by the holders of common stock must be taken at a meeting and may not be taken by consent in writing.

Additionally, our amended and restated by-laws provide that a special meeting of the stockholders may only be called by our Chairman of the Board on his own initiative or at the request of a majority of the Board of Directors, and may not be called by the holders of common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We are committed to protecting our critical information and data and information technology environment and defending against cybersecurity threats. We focus on relevant areas of cybersecurity risks and vulnerabilities and seek to mitigate such risks by maintaining secure environments, maintaining processes to identify cybersecurity threats and raising awareness of cybersecurity risks to our employees.

We utilize a comprehensive, multi-layered approach for our cybersecurity management which is generally aligned with the National Institute on Standards and Technology Cybersecurity Framework. We have a number of controls and procedures in place to recognize potential cybersecurity threats and potential incidents and elevate such potential incidents to senior management and our outside advisors to determine the scope and materiality of such incidents. Automated tools and our third party security operation center provide alerts to our cybersecurity staff regarding potential threats. We also use an array of defenses to protect our cybersecurity environment and mitigate cybersecurity threats, including multi-factor authentication, access controls, email filtering, firewalls, intrusion prevention and detection systems, partitioning and encryption of information, backup and data recovery procedures, malware defenses, disaster recovery and incident plan responses, hardware and software updates and patching, and related programs. We maintain centralized management systems of information technology assets for inventory, assignment, provisioning, monitoring, and retirement. We regularly assess the efficacy of these defenses and mitigation measures and implement improvements, focusing on critical matters and threats. To further promote a culture of cybersecurity awareness and defense, we also have regular educational and training sessions for our relevant employee population about the importance of cybersecurity and our key information more generally.

We regularly engage third parties and leverage their expertise to improve our cybersecurity environment and defenses against third party threats. Such third parties assist us in the assessment and testing of our cybersecurity environment and help us identify and correct any potential gaps in our cybersecurity defenses. We also regularly discuss evolving cybersecurity threats with third parties and interface with software and hardware providers to manage our cybersecurity environment.

We have extensive incident response plans in place that provide a documented framework to, among other things, identify the critical steps to be taken for immediate access, rescue and recovery actions when a system disruption occurs. We also have comprehensive business continuity plans in place for disruptions, including a system disruption, that include recovery actions and alternate methods including manual work arounds that allow us to continue operating and shipping products. Our incident response plans and business continuity plans are regularly reviewed and updated, with a focus on continuous improvement.

While we have not had any cybersecurity incident that has materially affected or is reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, future cybersecurity incidents or threats could have a material impact on our results of operations or financial condition as discussed in "Risk Factors"—" Increased Information Technology Security Threats and More Sophisticated and Targeted Computer Crime Could Pose a Risk to Our Systems, Networks, Products, Solutions and Services."

Our Board of Directors is responsible for risk oversight for the Company, which includes cybersecurity. Our Board of Directors risk oversight process, including for cybersecurity, builds upon management's assessment of the Company's risks and processes for managing and mitigating such risks. Our senior management presents a report to our Board of Directors at each of its quarterly regular meetings regarding our cybersecurity environment, relevant cybersecurity projects, actions we are taking to address and mitigate cybersecurity risks and other relevant cybersecurity related topics applicable to us. During such presentations and other discussions regarding risks, senior management reviews cybersecurity risks with our Board of Directors.

In support of such oversight process of our Board of Directors, our management maintains robust cybersecurity management processes. Our cybersecurity function is led by our Executive Vice President and Chief Financial Officer and our Vice President of our Business Technology Group. Our Vice President of our Business Technology Group has been with us for over 37 years in various roles related to information technology, cybersecurity and support of our business and enterprise systems. He has over 40 years of direct experience in multiple roles related to information technology and cybersecurity and a deep understanding of how information technology data and specialized software and hardware relates to our business operations. Our Vice President of our Business Technology Group also has significant experience in identifying third party cybersecurity risks and integrating acquired companies into our cybersecurity environment.

We have a Cybersecurity Governance Committee, consisting of our Chief Executive Officer, our Executive Vice President and Chief Financial Officer, our Executive Vice President and Chief Operating Officer, our Executive Vice President, General Counsel and Secretary, our Vice President of our Business Technology Group and the IT Director for one of our businesses. Our Cybersecurity Governance Committee meets multiple times per quarter to address cybersecurity risks and threats, our responses to such risks and threats, the results of cybersecurity tests and controls and the impact of completed and planned projects to support our cybersecurity environment. We also maintain a cybersecurity working committee among our businesses that is comprised of our Vice President of our Business Technology Group, the IT Directors of our businesses and other key members of our Business Technology Group. The cybersecurity working committee meets at least monthly with a primary focus on goals and improvements to our cybersecurity management processes, and members of our management and of the management of our businesses are invited to attend.

ITEM 2. PROPERTIES.

We own and lease properties for use in the ordinary course of business. Our properties consist primarily of 63 manufacturing facilities for our dispensing and specialty closures business, 37 manufacturing facilities for our metal containers business, and 21 manufacturing facilities for our custom containers business. We own 67 of these facilities and lease 54. The leases expire at various times through 2040. Some of these leases contain renewal options as well as various purchase options.

We lease our principal executive offices and the administrative headquarters and principal places of business for our dispensing and specialty closures business, our metal containers business and our custom containers business.

ITEM 3. LEGAL PROCEEDINGS.

We are a party to routine legal proceedings, contract disputes and claims arising in the ordinary course of our business. We are not a party to, and none of our properties are subject to, any pending legal proceedings which could have a material adverse effect on our business or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is quoted on the New York Stock Exchange under the symbol SLGN. As of January 31, 2026, we had 20 holders of record of our common stock.

We began paying quarterly cash dividends on our common stock in 2004, and have increased the amount of the quarterly cash dividend payable on our common stock each year since then. The payment of future dividends is at the discretion of our Board of Directors and will be dependent upon our consolidated results of operations and financial condition, federal tax policies and other factors deemed relevant by our Board of Directors.

ISSUER PURCHASES OF EQUITY SECURITIES

On March 4, 2022, our Board of Directors authorized the repurchase by us of up to an aggregate of $300.0 million of our common stock by various means from time to time through and including December 31, 2026, of which we repurchased approximately $266.0 million of our common stock prior to the fourth quarter of 2025. Pursuant to this authorization, we also repurchased $8.7 million of our common stock through open market purchases in the fourth quarter of 2025 through November 4, 2025.

On November 5, 2025, our Board of Directors authorized the repurchase by us of up to an aggregate of $500.0 million of our common stock by various means from time to time through and including December 31, 2029. This new authorization replaced the prior authorization which had $25.3 million remaining for the repurchase of our common stock. Pursuant to this authorization, we did not repurchase any of our common stock in the fourth quarter of 2025. Accordingly, at December 31, 2025, we had approximately $500.0 million remaining for the repurchase of our common stock under this authorization.

The following table provides information about shares of our common stock that we repurchased during the fourth quarter of 2025.

ISSUER PURCHASES OF EQUITY SECURITIES

	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1-31, 2025	—	$ —	—	$ 34.0
November 1-4, 2025	226,044	$ 38.67	226,044	$ 25.3
November 5-30, 2025	—	$ —	—	$ 500.0
December 1-31, 2025	—	$ —	—	$ 500.0
Total	226,044	$ 38.67	226,044	$ 500.0

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis is intended to assist you in understanding our consolidated financial condition and results of operations for the three-year period ended December 31, 2025. Our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report contain detailed information that you should refer to in conjunction with the following discussion and analysis.

GENERAL

We are a leading manufacturer and supplier of sustainable rigid packaging solutions for the world's essential consumer goods products. We currently produce dispensing and specialty closures for the fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden markets; steel and aluminum containers for pet and human food and general line products; and custom designed plastic containers for the pet and human food, consumer health and pharmaceutical, personal care, home care, lawn and garden and automotive markets. We are a leading worldwide manufacturer of dispensing and specialty closures, a leading manufacturer of metal containers in North America and Europe, the largest manufacturer of metal food containers in North America with a unit volume market share in the United States for the year ended December 31, 2025 of more than half of the market, and a leading manufacturer of custom containers in North America for a variety of markets.

Our objective is to increase shareholder value by efficiently deploying capital and management resources to grow our business through acquisitions and organically, reduce operating costs, build sustainable competitive positions, or franchises. We have grown our net sales and income from operations largely through acquisitions but also through organic growth, and we continue to evaluate acquisition opportunities in the consumer goods packaging market.

SALES GROWTH

We have increased net sales and market share in our dispensing and specialty closures, metal containers, and custom containers businesses through both acquisitions and organic growth. As a result, we have expanded and diversified our customer base, geographic presence and product lines.

We are a leading worldwide manufacturer of dispensing systems and specialty closures for fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden products. Since 2003, following our acquisition of the White Cap closures operations in the United States, net sales of our dispensing and specialty closures business have increased to $2.7 billion in 2025 as a result of both acquisitions and organic growth, representing a compound annual growth rate of approximately 12.4 percent over that period. We intend to pursue further acquisition opportunities in the dispensing and specialty closures markets, including in dispensing systems, such as our acquisition of Weener Packaging in October 2024. Additionally, we expect to continue to generate organic growth in our dispensing and specialty closures business, particularly in dispensing systems. In 2025, net sales for our dispensing and specialty closures business increased approximately 17.5 percent as compared to 2024 primarily as a result of the inclusion of net sales of Weener Packaging and higher organic unit volumes for high value dispensing products. Volume growth in dispensing products was offset by lower volumes for specialty closures for the North American beverage markets, primarily due to adverse weather that impacted consumption patterns in the first half of 2025. For 2026, we expect higher volumes in our dispensing and specialty closures business as compared to 2025, with continued growth in dispensing products.

We are a leading manufacturer and supplier of metal containers in North America and Europe, primarily as a result of our acquisitions but also as a result of growth with existing customers. During the past 37 years, the metal food container market in North America has experienced significant consolidation primarily due to the desire by food processors to reduce costs and focus resources on their core operations rather than self-manufacture their metal food containers. Our acquisitions of the metal food container manufacturing operations of Nestlé, Dial, Del Monte, Birds Eye, Campbell, Pacific Coast Producers and Purina Steel Can reflect this trend. We estimate that approximately seven percent of the market for metal food containers in the United States is still served by self-manufacturers. Despite a relatively flat market, we increased our share of the market for metal food containers in the United States primarily through acquisitions and growth with existing customers, particularly in the growing pet food market. Since 1987, net sales of our metal containers business have increased to $3.1 billion, representing a compound annual growth rate of approximately 6.8 percent. We also enhanced our business by focusing on providing customers with high levels of quality and service, a more sustainable solution for their packaging needs and value-added features such as our Quick Top® easy-open ends, shaped metal food containers and alternative color offerings for metal food containers. In 2025, net sales for our metal containers business increased by approximately 8.2 percent as compared to 2024 primarily as a result of the contractual pass through of higher raw material and other manufacturing costs and higher unit volumes. For 2026, we expect that volumes for our metal containers business will improve over 2025, primarily driven by growth in pet food products.

We have improved the market position of our custom containers business since 1987, with net sales increasing to $637.6 million in 2025, representing a compound annual growth rate of approximately 5.3 percent over that period. We achieved this improved market position primarily through strategic acquisitions as well as through organic growth. The custom container market of the consumer goods packaging industry continues to be highly fragmented. We have focused on the segment of this market where custom design and decoration allows customers to differentiate their products such as in personal care. We may pursue further acquisition opportunities in markets where we believe that we can successfully apply our acquisition and value-added operating expertise and strategy. In 2025, net sales in our custom containers business decreased approximately 1.8 percent as compared to 2024 primarily due to lower volumes largely due to the exit of lower margin business as a result of footprint optimization plans to achieve our previously announced cost reduction initiative. For 2026, we expect volumes for our custom containers business will be comparable to 2025 levels.

OPERATING PERFORMANCE

We have improved the operating performance of our plant facilities through the investment of capital for productivity improvements, manufacturing efficiencies, manufacturing cost reductions and the optimization of our manufacturing facilities footprints. Our acquisitions and investments have enabled us to rationalize plant operations and decrease overhead costs through plant closings and downsizings and to realize manufacturing efficiencies as a result of optimizing production scheduling. In late 2023, we announced a comprehensive cost reduction initiative to achieve $50 million of cost savings over the following two years from footprint rationalizations and other cost reduction actions in all of our businesses. As part of this initiative, we closed three dispensing and specialty closures manufacturing facilities, two metal container manufacturing facilities and two custom container manufacturing facilities, relocating volumes from such facilities to other facilities. In addition, as part of this initiative we optimized production at several other manufacturing facilities across our network. We completed this initiative and realized approximately $20 million of cost savings in 2024 and approximately $30 million of additional cost savings in 2025. Additionally, apart from this initiative, in late 2025 we announced optimization plans for our metal closure operations in Europe primarily to reduce costs, which include the planned closing of one manufacturing facility.

Historically, we have been successful in renewing our multi-year supply arrangements with our customers. We estimate that in 2026 approximately 90 percent of our projected metal containers sales and a majority of our projected dispensing and specialty closures and custom containers sales will be under multi-year arrangements.

Many of our multi-year customer supply arrangements generally provide for the pass through of changes in raw material, labor and other manufacturing costs, thereby significantly reducing the exposure of our results of operations to the volatility of these costs. Our metal closures and metal containers supply agreements with our customers provide for the pass through of changes in our metal costs. For our metal closures and metal containers customers without long-term contracts, we have also generally increased prices to pass through increases in our metal costs. Our dispensing systems, plastic closures and plastic containers supply agreements with our customers provide for the pass through of changes in our resin costs, subject in many cases to a lag in the timing of such pass through. For our dispensing systems, plastic closures and plastic containers customers without long-term contracts, we have also generally increased prices to pass through increases in our resin costs.

Our metal containers business is dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States and, to a lesser extent, in a variety of national growing regions in Europe. Our dispensing and specialty closures business is also dependent, in part, upon vegetable and fruit harvests. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in applicable regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the third quarter of our fiscal year and generated a disproportionate amount of our annual income from operations during that quarter. Additionally, as is common in the packaging industry, we provide extended payment terms to some of our customers in our metal containers business due to the seasonality of the vegetable and fruit packing process.

USE OF CAPITAL

Historically, we have used leverage to support our growth and increase shareholder returns. Our stable and predictable cash flow, generated largely as a result of our long-term customer relationships and generally recession resistant business, supports our financial strategy. We intend to continue using reasonable leverage, supported by our stable cash flows, to make value enhancing acquisitions. In determining reasonable leverage, we evaluate our cost of capital and manage our level of debt to maintain an optimal cost of capital based on current market conditions. If acquisition opportunities are not identified over a long period of time, we may use our cash flow to repay debt, repurchase shares of our common stock or increase dividends to our stockholders or for other permitted purposes. In October 2024, we funded the purchase price for Weener Packaging with €868.0 million of term and revolving loan borrowings under our Credit Agreement, including a €700.0 million incremental term loan, and cash on hand. In November 2024, we amended our Credit Agreement to extend maturity dates to November 2029 for revolving loans and November 2030 for term loans, to refinance term and revolving loan borrowings which were used to fund the purchase price for Weener Packaging with a new €900.0 million term loan and to provide us with additional flexibility to pursue our strategic initiatives. In September 2025 we issued €600.0 million aggregate principal amount of the 4¼% Notes and used the net proceeds to repay outstanding Euro revolving loan borrowings under our Credit Agreement that were utilized to fund the repayment of the 3¼% Notes in March 2025. You should also read Notes 3 and 9 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

To the extent we utilize debt for acquisitions or other permitted purposes in future periods, our interest expense may increase. Further, since the revolving loan and term loan borrowings under our Credit Agreement bear interest at floating rates, our interest expense is sensitive to changes in prevailing rates of interest and, accordingly, our interest expense may vary from period to period. After taking into account interest rate swap agreements that we entered into to mitigate the effect of interest rate fluctuations, at December 31, 2025, we had $812.6 million of indebtedness, or approximately 19 percent of our total outstanding indebtedness, which bore interest at floating rates. Over the course of the year, we also borrow revolving loans under our revolving loan facilities which bear interest at floating rates to fund our seasonal working capital needs. Accordingly, during 2025 our average outstanding variable rate debt, after taking into account the average outstanding notional amount of our interest rate swap agreements, was approximately 33 percent of our total outstanding indebtedness. You should also read Note 10 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report for information regarding our interest rate swap agreements.

In light of our strategy to use leverage to support our growth and optimize shareholder returns, we have incurred and will continue to incur significant interest expense. For 2025, 2024 and 2023, our aggregate interest and other debt expense before loss on early extinguishment of debt as a percentage of our income before interest and income taxes was 31.7 percent, 32.3 percent and 29.1 percent, respectively.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data expressed as a percentage of net sales for each of the periods presented. You should read this table in conjunction with our Consolidated Financial Statements for the year ended December 31, 2025 and the accompanying notes included elsewhere in this Annual Report.

	Year Ended December 31,		
	2025	2024	2023
Operating Data:			
Net sales:			
Dispensing and Specialty Closures	41.8 %	39.4 %	37.1 %
Metal Containers	48.4	49.5	52.4
Custom Containers	9.8	11.1	10.5
Consolidated	100.0	100.0	100.0
Cost of goods sold	82.3	82.7	83.4
Gross profit	17.7	17.3	16.6
Selling, general and administrative expenses	7.6	7.5	6.4
Rationalization charges	0.9	1.0	0.2
Other pension and postretirement (income) expense	—	—	0.1
Income before interest and income taxes	9.2	8.8	9.9
Interest and other debt expense	2.9	2.9	2.9
Income before income taxes	6.3	5.9	7.0
Provision for income taxes	1.9	1.2	1.6
Income before equity in earnings of affiliates	4.4	4.7	5.4
Equity in earnings of affiliates, net of tax	0.1	—	—
Net income	4.5 %	4.7 %	5.4 %

Summary results for our reportable segments for the years ended December 31, 2025, 2024 and 2023 are provided below.

	Year Ended December 31,					
	2025		2024		2023	
	(Dollars in millions)					
Net sales:						
Dispensing and Specialty Closures	$	2,707.3	$	2,304.4	$	2,221.4
Metal Containers		3,138.3		2,900.7		3,140.8
Custom Containers		637.6		649.6		626.0
Consolidated	$	6,483.2	$	5,854.7	$	5,988.2
Income before interest and income taxes:						
Dispensing and Specialty Closures	$	321.5	$	290.0	$	281.0
Metal Containers		243.4		228.9		287.4
Custom Containers		81.1		55.4		52.8
Corporate		(48.1)		(59.2)		(25.8)
Consolidated	$	597.9	$	515.1	$	595.4

YEAR ENDED DECEMBER 31, 2025 COMPARED WITH YEAR ENDED DECEMBER 31, 2024

Net Sales. Consolidated net sales were $6.5 billion in 2025, representing a 10.7 percent increase as compared to 2024 primarily due to higher net sales in the dispensing and specialty closures segment as a result of the inclusion of net sales from Weener Packaging and higher organic unit volumes of dispensing products, the pass through of higher raw material and other manufacturing costs and higher unit volumes in the metal containers segment and the impact of favorable foreign currency translation. These increases were partially offset by a less favorable mix of products sold in the metal containers and custom containers segments, lower unit volumes of specialty closures primarily for the North American beverage markets in the dispensing and specialty closures segment and lower volumes in the custom containers segment.

Gross Profit. Gross profit margin increased 0.4 percentage points to 17.7 percent in 2025 as compared to 17.3 percent in 2024 for the reasons discussed below in "Income before Interest and Income Taxes."

Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales increased 0.1 percentage point to 7.6 percent for 2025 as compared to 7.5 percent in 2024. Selling, general and administrative expenses increased $54.3 million in 2025 as compared to 2024. The increase in selling, general and administrative expenses was primarily due to the inclusion of selling, general and administrative expenses of Weener Packaging, partially offset by lower costs attributed to announced acquisitions.

Income before Interest and Income Taxes. Income before interest and income taxes for 2025 increased $82.8 million as compared to 2024, and margin increased to 9.2 percent from 8.8 percent over the same periods. The increase in income before interest and income taxes was primarily the result of the inclusion of income before interest and income taxes of Weener Packaging, improved manufacturing productivity and cost performance in the metal containers and custom containers segments, higher organic unit volumes of dispensing products in the dispensing and specialty closures segment, lower costs attributed to announced acquisitions, and higher volumes and a more favorable mix of products sold in the metal containers segment, partially offset by a decline in unit volumes for specialty closures primarily for the North American beverage markets in the dispensing and specialty closures segment and higher rationalization charges. Rationalization charges were $60.5 million and $59.5 million in 2025 and 2024, respectively. Costs attributed to announced acquisitions were $1.1 million and $28.4 million in 2025 and 2024, respectively.

Interest and Other Debt Expense. Interest and other debt expense for 2025 was $189.4 million, an increase of $21.9 million as compared to $167.4 million for 2024 due to higher average borrowings during the current year period related to the Weener Packaging acquisition completed in October 2024, partially offset by lower weighted average interest rates.

Provision for Income Taxes. The effective tax rates for 2025 and 2024 were 30.2 percent and 20.7 percent, respectively. The increase in the effective tax rate for 2025 was primarily a result of non-deductible rationalization costs in 2025. The effective tax rate for 2024 benefited primarily from tax restructuring activities in our foreign operations and the reversal of tax reserves due to the expiration of statute of limitations.

YEAR ENDED DECEMBER 31, 2024 COMPARED WITH YEAR ENDED DECEMBER 31, 2023

Net Sales. Consolidated net sales were $5.9 billion in 2024, representing a 2.2 percent decrease as compared to 2023 primarily due to the unfavorable impact from the pass through of lower raw material costs in the metal containers and dispensing and specialty closures segments, lower organic volumes in the dispensing and specialty closures segment and a less favorable mix of products sold in the metal containers segment. These decreases were partially offset by the inclusion of net sales from Weener Packaging, which was acquired in the fourth quarter of 2024, a more favorable mix of products sold in the dispensing and specialty closures and custom containers segments and higher volumes in the custom containers segment.

Gross Profit. Gross profit margin increased 0.7 percentage points to 17.3 percent in 2024 as compared to 16.6 percent in 2023 for the reasons discussed below in "Income before Interest and Income Taxes."

Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales increased 1.1 percentage point to 7.5 percent for 2024 as compared to 6.4 percent in 2023. Selling, general and administrative expenses increased $53.7 million in 2024 as compared to 2023. The increase in selling, general and administrative expenses was primarily due to $28.4 million of costs attributed to

announced acquisitions, the inclusion of selling, general and administrative expenses from Weener Packaging incurred in the fourth quarter of 2024 and insurance proceeds received in 2023.

Income before Interest and Income Taxes. Income before interest and income taxes for 2024 decreased by $80.3 million as compared to 2023, and margin decreased to 8.8 percent from 9.9 percent over the same periods. The decrease in income before interest and income taxes was primarily the result of higher rationalization charges of $51.1 million in 2024, higher selling, general and administrative costs primarily due to $28.4 million of costs attributed to announced acquisitions, a less favorable mix of products sold and lower fixed cost absorption in the metal containers segment, the unfavorable impact in the European operations of the metal containers segment of the sale of higher cost metal inventory from the prior year due to lower metal costs in 2024 and lower organic unit volumes in the dispensing and specialty closures segment. These decreases were partially offset by improved manufacturing productivity and cost performance in the dispensing and specialty closures and custom containers segments, a more favorable mix of products sold in the dispensing and specialty closures and custom containers segments, the inclusion of the results of Weener Packaging and higher volumes in the custom containers segment. Income before interest and income taxes included rationalization charges of $59.5 million and $8.4 million in 2024 and 2023, respectively. Rationalization charges in 2024 primarily related to plant closings in connection with our comprehensive cost reduction initiative announced in late 2023. Rationalization charges in 2023 included a rationalization credit of $17.7 million related to a loss recovery from Oesterreichische Kontrollbank Aktiengesellschaft, or OeKB, an Austrian entity that provides financial services including credit insurance, in respect of net assets in Russia that were written off in 2022.

Interest and Other Debt Expense. Interest and other debt expense for 2024 was $167.4 million, a decrease of $5.9 million as compared to $173.3 million for 2023 due to lower average borrowings and lower weighted average interest rates, partially offset by a loss on early extinguishment of debt of $1.1 million in 2024.

Provision for Income Taxes. The effective tax rates for 2024 and 2023 were 20.7 percent and 22.8 percent, respectively. The effective tax rate for 2024 benefited primarily from tax restructuring activities in our foreign operations and the reversal of tax reserves due the expiration of statute of limitations. The effective tax rate for 2023 benefited primarily from the reversal of tax reserves from a historical acquisition.

NON-GAAP MEASURES

Generally accepted accounting principles in the United States are commonly referred to as GAAP. A non-GAAP financial measure is generally defined as a financial measure that purports to measure financial performance, financial position or liquidity but excludes or includes amounts that could not be so adjusted in the most comparable GAAP measure. Adjusted EBIT and adjusted EBIT margin are unaudited supplemental measures of financial performance that the Company uses, which are not required by, or presented in accordance with, GAAP and therefore are non-GAAP financial measures. These non-GAAP financial measures should not be considered as alternatives to income before interest and income taxes or any other measures derived in accordance with GAAP. Such non-GAAP financial measures should not be considered in isolation or as a substitute for any financial data prepared in accordance with GAAP and may not be comparable to similarly titled measures used by other companies. The Company uses such non-GAAP financial measures because it considers them to be important and useful supplemental measures of its and its segments' financial performance which provide a more complete understanding of the Company and its segments than could be obtained absent such non-GAAP financial measures. The Company believes that it is important and useful to present these non-GAAP financial measures because they allow for a better period-over-period comparison of results by removing the impact of items that, in management's view, do not reflect the Company's or its segments' core operating performance and including the Company's share of the net operating results of its affiliates which are joint ventures. Management uses these non-GAAP financial measures to review and analyze the operating performance of the Company and its segments. Investors and others are urged to review and consider carefully the adjustments made by management to the most comparable GAAP financial measure to arrive at these non-GAAP financial measures.

Adjusted EBIT, a non-GAAP financial measure, means income before interest and income taxes excluding, as applicable, acquired intangible asset amortization expense, other pension (income) expense for U.S. pension plans, rationalization charges (credits), the impact from charges for the write-up of acquired inventory required under purchase accounting and costs attributed to announced acquisitions and including, as applicable, equity in earnings of affiliates, net of tax. Adjusted EBIT margin, a non-GAAP financial measure, means adjusted EBIT divided by segment net sales.

Acquired intangible asset amortization expense is a non-cash expense related to acquired operations that management believes is not indicative of the ongoing performance of the acquired operations. Since the Company's U.S. pension plans are significantly over funded and have no required cash contributions for the foreseeable future based on current regulations, management views other pension (income) expense from the Company's U.S. pension plans, which excludes service costs, as not reflective of the operational performance of the Company or its segments. While rationalization costs are incurred on a regular basis, management views these costs more as an investment to generate savings rather than period costs. The write-up of acquired inventory required under purchase accounting is viewed by management as part of the acquisition and is a non-cash charge that is not considered to be indicative of the ongoing performance of the acquired operations. Costs attributed to announced acquisitions consist of third party fees and expenses that are viewed by management as part of the acquisition and not indicative of the ongoing cost structure of the Company. The Company's management views the operating performance of its affiliates which are joint ventures as part of the Company's operating performance and therefore believes that the Company's share of the net operating results of its affiliates which are joint ventures should be included in the Company's adjusted EBIT.

A reconciliation of such non-GAAP financial measures for the periods presented is provided below:

		Year Ended December 31,	
	2025	**2024**	**2023**
		(Dollars in millions)	
Dispensing and Specialty Closures			
Income before interest and income taxes (EBIT)	$ 321.5	$ 290.0	$ 281.0
Acquired intangible asset amortization expense	58.7	46.7	47.2
Other pension (income) expense for U.S. pension plans	(0.8)	(1.0)	1.1
Equity in earnings of affiliates, net of tax	3.2	0.7	—
Rationalization charges	37.4	23.1	11.3
Purchase accounting write-up of inventory	—	6.1	—
Adjusted EBIT	$ 420.0	$ 365.6	$ 340.6
Metal Containers			
Income before interest and income taxes (EBIT)	$ 243.4	$ 228.9	$ 287.4
Acquired intangible asset amortization expense	1.4	1.4	1.4
Other pension (income) expense for U.S. pension plans	(1.8)	(2.3)	1.5
Rationalization charges (credits)	17.4	14.4	(7.9)
Adjusted EBIT	$ 260.4	$ 242.4	$ 282.4
Custom Containers			
Income before interest and income taxes (EBIT)	$ 81.1	$ 55.4	$ 52.8
Acquired intangible asset amortization expense	4.5	4.5	4.5
Other pension (income) expense for U.S. pension plans	(1.4)	(0.9)	1.0
Rationalization charges	5.7	22.0	5.0
Adjusted EBIT	$ 89.9	$ 81.0	$ 63.3
Corporate			
Loss before interest and income taxes (EBIT)	$ (48.1)	$ (59.2)	$ (25.8)
Costs attributed to announced acquisitions	1.1	28.4	—
Adjusted EBIT	$ (47.0)	$ (30.8)	$ (25.8)
Total Adjusted EBIT	$ 723.3	$ 658.2	$ 660.5

DISPENSING AND SPECIALTY CLOSURES SEGMENT

	Year Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in millions)		
Net sales	$ 2,707.3	$ 2,304.4	$ 2,221.4
Income before interest and income taxes (EBIT)	321.5	290.0	281.0
Income before interest and income taxes margin (EBIT margin)	11.9 %	12.6 %	12.6 %
Adjusted EBIT	$ 420.0	$ 365.6	$ 340.6
Adjusted EBIT margin	15.5 %	15.9 %	15.3 %

In 2025, net sales for the dispensing and specialty closures segment increased $402.9 million, or 17.5 percent, as compared to 2024. This increase was primarily the result of higher net sales of dispensing products primarily due to the inclusion of net sales from Weener Packaging and higher organic unit volumes of dispensing products and the impact of favorable foreign currency translation of approximately $37 million, partially offset by lower unit volumes of specialty closures of approximately three percent primarily as a result of a decline in volumes for the North American beverage markets due to adverse weather conditions that impacted consumption patterns in the first half of the year.

In 2024, net sales for the dispensing and specialty closures segment increased $83.0 million, or 3.7 percent, as compared to 2023. This increase was primarily the result of the acquisition of Weener Packaging in the fourth quarter of 2024 and a more favorable mix of products sold, partially offset by lower organic unit volumes of two percent, the pass through of lower raw material costs and the impact of unfavorable foreign currency translation of approximately $6 million. The decrease in unit volumes was principally the result of lower unit volumes for closures for food and beverage markets primarily due to customer destocking priorities in the first half of 2024.

In 2025, adjusted EBIT of the dispensing and specialty closures segment increased $54.4 million as compared to 2024, while adjusted EBIT margin decreased to 15.5 percent from 15.9 percent over the same periods. The increase in adjusted EBIT was primarily due to the inclusion of adjusted EBIT from Weener Packaging and higher organic unit volumes for high value dispensing products, partially offset by a decline in unit volumes for specialty closures primarily for the North American beverage markets.

In 2024, adjusted EBIT of the dispensing and specialty closures segment increased $25.0 million as compared to 2023, and adjusted EBIT margin increased to 15.9 percent from 15.3 percent over the same periods. The increase in adjusted EBIT was primarily due to improved manufacturing productivity and cost performance, the inclusion of the results of Weener Packaging and a more favorable mix of products sold, partially offset by lower organic unit volumes.

METAL CONTAINERS SEGMENT

	Year Ended December 31,		
	2025	2024	2023
	(Dollars in millions)		
Net sales	$ 3,138.3	$ 2,900.7	$ 3,140.8
Income before interest and income taxes (EBIT)	243.4	228.9	287.4
Income before interest and income taxes margin (EBIT margin)	7.8 %	7.9 %	9.2 %
Adjusted EBIT	$ 260.4	$ 242.4	$ 282.4
Adjusted EBIT margin	8.3 %	8.4 %	9.0 %

In 2025, net sales for the metal containers segment increased $237.6 million, or 8.2 percent, as compared to 2024. This increase was primarily the result of the contractual pass through of higher raw material and other manufacturing costs, higher unit volumes of approximately three percent and the impact of favorable foreign currency translation of approximately $18 million, partially offset by a less favorable mix of products sold. The increase in unit volumes was primarily due to higher volumes for pet food markets.

In 2024, net sales for the metal containers segment decreased $240.1 million, or 7.6 percent, as compared to 2023. This decrease was primarily the result of the contractual pass through of lower raw material costs and a less favorable mix of products sold, partially offset by the impact of favorable foreign currency translation of approximately $4 million. Higher volumes for the pet food markets were offset by lower volumes for fruit and vegetable markets which were negatively impacted by a planned reduction in volumes by a large pack customer to reduce its working capital and severe weather that negatively impacted and prematurely ended the fruit and vegetable packs.

In 2025, adjusted EBIT of the metal containers segment increased $18.0 million as compared to 2024, while adjusted EBIT margin decreased to 8.3 percent from 8.4 percent for the same periods. The increase in adjusted EBIT was primarily due to higher unit volumes and improved manufacturing productivity and cost performance partially as a result of our multi-year cost reduction initiative.

In 2024, adjusted EBIT of the metal containers segment decreased $40.0 million as compared to 2023, and adjusted EBIT margin decreased to 8.4 percent from 9.0 percent for the same periods. The decrease in adjusted EBIT was primarily due to a less favorable mix of products sold, the unfavorable impact of lower fixed cost absorption as a result of a significantly lower inventory build in the current year due to a reduction in pack plans of a large fruit and vegetable customer to reduce its working capital, the unfavorable impact of selling higher cost metal inventory from the prior year in our European operations due to lower metal costs in 2024 and higher selling, general and administrative costs.

CUSTOM CONTAINERS SEGMENT

	Year Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in millions)		
Net sales	$ 637.6	$ 649.6	$ 626.0
Income before interest and income taxes (EBIT)	81.1	55.4	52.8
Income before interest and income taxes margin (EBIT margin)	12.7 %	8.5 %	8.4 %
Adjusted EBIT	$ 89.9	$ 81.0	$ 63.3
Adjusted EBIT margin	14.1 %	12.5 %	10.1 %

In 2025, net sales for the custom containers segment decreased $12.0 million, or 1.8 percent, as compared to 2024. This decrease was principally due to lower volumes of approximately two percent, a less favorable mix of products sold and unfavorable foreign currency translation of approximately $2 million, partially offset by the pass through of higher raw material costs. The decrease in volumes was a result of the exit of lower margin business as a result of footprint optimization plans to achieve cost reduction goals.

In 2024, net sales for the custom containers segment increased $23.6 million, or 3.8 percent, as compared to 2023. This increase was primarily the result of higher volumes of approximately three percent largely due to the commercialization of new business awards and a more favorable mix of product sold, partially offset by unfavorable foreign currency translation of approximately $2 million.

In 2025, adjusted EBIT of the custom containers segment increased $8.9 million as compared to 2024, and adjusted EBIT margin increased to 14.1 percent from 12.5 percent over the same periods. The increase in adjusted EBIT was primarily attributable to improved manufacturing productivity and cost performance partially due to our multi-year cost reduction initiative.

In 2024, adjusted EBIT of the custom containers segment increased $17.7 million as compared to 2023, and adjusted EBIT margin increased to 12.5 percent from 10.1 percent over the same periods. The increase in adjusted EBIT was primarily attributable to a more favorable mix of products sold, improved operating efficiencies and higher volumes.

CAPITAL RESOURCES AND LIQUIDITY

Our principal sources of liquidity have been net cash from operating activities and borrowings under our debt instruments, including our Credit Agreement. Our liquidity requirements arise primarily from our obligations under the indebtedness incurred in connection with our acquisitions and the refinancing of that indebtedness, capital investment in new and existing equipment and the funding of our seasonal working capital needs.

On September 12, 2025, we issued €600.0 million aggregate principal amount of the 4¼% Notes at 100 percent of their principal amount. The net proceeds from the sale of the 4¼% Notes were approximately €592.4 million after deducting the initial purchasers' discount and offering expenses. We used the net proceeds from the sale of the 4¼% Notes to repay outstanding Euro revolving loan borrowings under our Credit Agreement that were used to fund the repayment of the 3¼% Notes in March 2025.

In October 2024, we borrowed €868.0 million of term loans and revolving loans under our Credit Agreement, including a €700.0 million incremental term loan to fund, along with cash on hand, the purchase price for Weener Packaging.

On November 4, 2024, we and certain of our wholly owned subsidiaries amended our Credit Agreement by entering into a Fifth Amendment to Amended and Restated Credit Agreement, or the Fifth Amendment, with the Lenders thereunder and Wells Fargo Bank, National Association, as Administrative Agent. The Fifth Amendment:

- refinanced outstanding term loans and revolving loans thereunder and extended the maturity dates to (i) November 4, 2029 with respect to revolving loans and (ii) November 4, 2030 with respect to term loans;
- increased the aggregate amount of Euro term loans thereunder from €700.0 million to €900.0 million, with the additional €200.0 million of Euro term loans being used to repay revolving loans under our Credit

Agreement that were used to fund a portion of the purchase price for Weener Packaging and to pay fees, expenses and costs associated with the Fifth Amendment;

- removed the springing maturity date provisions that would have shortened the maturity dates under our Credit Agreement to the date that is 91 days prior to the maturity dates of the 3¼% Notes and the 1.4% Notes (unless such notes were refinanced or repaid prior thereto);
- improved the interest rate margin grid for term loans;
- increased the uncommitted multi-currency incremental loan facility from $1.25 billion to $1.5 billion;
- amended certain covenants to provide additional flexibility; and
- amended certain other terms of our Credit Agreement.

As a result of the Fifth Amendment, we recorded a pre-tax charge for the loss on early extinguishment of debt of $1.1 million in 2024 for the write-off of unamortized debt issuance costs.

On June 22, 2023, we amended our Credit Agreement to provide for the transition from LIBOR based interest rates to SOFR (Secured Overnight Financing Rates) and SONIA (Sterling Overnight Index Average) based interest rates and to provide for standard interest rate benchmark replacement language. Such amendment also reduced the spread adjustments for Term SOFR borrowings.

You should also read Notes 3 and 9 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report with regard to our debt.

In 2025, we used cash provided by operating activities of $729.8 million, proceeds from the incurrence of debt of $703.6 million and increases in outstanding checks of $12.4 million to fund the repayment of long-term debt of $725.2 million, net capital expenditures and other investing activities of $297.3 million, dividends paid on our common stock of $85.8 million, repurchases of our common stock of $74.9 million, net repayments of revolving loans of $23.8 million, debt issuance costs of $8.9 million and the repayment of principal amounts under finance leases of $4.9 million and to increase cash and cash equivalents (including the positive effect of exchange rate changes of $32.8 million) by $257.8 million.

In 2024, we used cash provided by operating activities of $721.9 million, proceeds from the incurrence of debt of $983.6 million to fund the acquisition of Weener Packaging, net of cash acquired, for $921.6 million, net capital expenditures and other investing activities of $254.7 million, the repayment of long-term debt of $100.0 million, dividends paid on our common stock of $82.1 million, decreases in outstanding checks of $75.6 million, the repayment of principal amounts under finance leases of $27.6 million, net repayments of revolving loans of $18.1 million, repurchases of our common stock of $9.3 million and debt issuance costs of $8.4 million and to increase cash and cash equivalents (including the negative effect of exchange rate changes of $28.2 million) by $179.9 million.

In 2023, we used cash provided by operating activities of $482.6 million, increases in outstanding checks of $99.1 million and net borrowings of revolving loans and proceeds from other foreign long-term debt of an aggregate $13.4 million to fund net capital expenditures and other investing activities of $223.8 million, repurchases of our common stock of $184.0 million, dividends paid on our common stock of $78.9 million, the repayment of long-term debt of $58.1 million and the repayment of principal amounts under finance leases of $2.9 million and to increase cash and cash equivalents (including the positive effect of exchange rate changes of $9.9 million) by $57.3 million.

At December 31, 2025, we had $4.36 billion of total consolidated indebtedness and cash and cash equivalents on hand of $1.08 billion. In addition, at December 31, 2025, we had outstanding letters of credit of $21.7 million and no outstanding revolving loan borrowings under our Credit Agreement.

Under our Credit Agreement, we have available to us $1.5 billion of revolving loans under a multi-currency revolving loan facility. Revolving loans under our Credit Agreement may be used for working capital and other general corporate purposes, including acquisitions, capital expenditures, dividends, stock repurchases and refinancings and repayments of other debt. Revolving loans may be borrowed, repaid and reborrowed under the revolving loan facilities from time to time until November 4, 2029. At December 31, 2025, after taking into account outstanding letters of credit of $21.7 million, borrowings available under the revolving loan facilities of our Credit Agreement were $1.48 billion. Under our Credit Agreement, we also have available to us an uncommitted multi-currency incremental loan facility in an amount of up to an additional $1.5 billion (which amount may be increased as provided in our Credit Agreement), which may take the form of one or more incremental term loan facilities, increased commitments under the revolving loan facilities and/or incremental indebtedness in the form of senior secured loans and/or notes, and we may incur additional indebtedness as permitted by our Credit Agreement and our other instruments governing our indebtedness. You should also read Notes 3 and 9 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

Because we sell metal containers and closures used in fruit and vegetable pack processing, we have seasonal sales. As is common in the packaging industry, we must utilize working capital to build inventory and then carry accounts receivable for some customers beyond the end of the packing season. Due to our seasonal requirements, which generally peak sometime in the summer or early fall, we may incur short-term indebtedness to finance our working capital requirements. Our peak seasonal working capital borrowings have historically averaged approximately $600 million and were generally funded with revolving loans under our Credit Agreement. For 2026, we expect to fund our seasonal working capital requirements primarily with revolving loans under our Credit Agreement and cash on hand. We may use the available portion of revolving loans under our Credit Agreement, after taking into account our seasonal needs and outstanding letters of credit, for other general corporate purposes, including acquisitions, capital expenditures, dividends, stock repurchases and refinancing and repayments of other debt.

We use a variety of working capital management strategies, including supply chain financing, or SCF, programs. In light of evolving market practices with respect to payment terms, we have entered into various SCF arrangements with financial institutions pursuant to which (i) we sell receivables of certain customers without recourse to such financial institutions and accelerate payment in respect of such receivables sooner than provided in the applicable supply agreements with such customers and (ii) we have effectively extended our payment terms on certain of our payables.

For our customer-based SCF arrangements, we negotiate the terms of such SCF arrangements with the applicable financial institutions providing such SCF arrangements independent of our agreements with our customers. Under such SCF arrangements, we elect to sell our receivables for the applicable customer to the applicable financial institution on a non-recourse basis at a discount or credit spread based upon the creditworthiness of such customer. Such customer is then obligated to pay the applicable financial institution with respect to such receivables on their due date. Upon any such sale, we no longer have any credit risk with respect to such receivables, and we will have accelerated our receipt of cash in respect of such receivables thereby reducing our net working capital. Payments in respect of receivables sold under such SCF arrangements are reflected in net cash provided by operating activities in our Consolidated Statements of Cash Flows. Separate from such SCF arrangements, we generally maintain the contractual right with customers in respect of which we have entered into SCF arrangements to require shorter payment terms or require our customers to negotiate shorter payment terms as a result of changes in market conditions, including changes in interest rates and general market liquidity, or in some cases for any reason. Approximately 16 percent of our annual net sales for each of the years ended December 31, 2025 and 2024 were subject to customer-based SCF arrangements. Based on our estimate, we improved our days sales outstanding by approximately 28 days for 2025 as a result of such customer-based SCF arrangements.

For our suppliers, we believe that we negotiate the best terms possible, including payment terms. In connection therewith, we initiated a SCF program with a major global financial institution. Under this SCF program, a qualifying supplier may elect, but is not obligated, to sell its receivables from us to such financial institution. A participating supplier negotiates its receivables sale arrangements directly with the financial institution under this SCF program. While we are not party to, and do not participate in the negotiation of, such arrangements, such financial institution allows a participating supplier to utilize our creditworthiness in establishing a credit spread in respect of the sale of its receivables from us as well as other applicable terms. This may provide a supplier with more favorable terms than it would be able to secure on its own. We have no economic interest in a supplier's decision to sell a receivable. Once a qualifying supplier elects to participate in this SCF program and reaches an agreement with the financial institution, the supplier independently elects which individual invoices to us that they sell to the financial institution. All of our payments to a participating supplier are paid to the financial institution on the invoice due date under our agreement with such supplier, regardless of whether the individual invoice was sold by the supplier to the financial institution. The financial institution then pays the supplier on the invoice due date under our agreement with such supplier for any invoices not previously sold by the supplier to the financial institution. Amounts due to a supplier that elects to participate in this SCF program are included in accounts payable in our Consolidated Balance Sheet, and the associated payments are reflected in net cash provided by operating activities in our Consolidated Statements of Cash Flows. Separate from this SCF program, we and suppliers who participate in this SCF program generally maintain the contractual right to require the other party to negotiate in good faith the existing payment terms as a result of changes in market conditions, including changes in interest rates and general market liquidity, or in some cases for any reason. Approximately 13 percent of our Cost of Goods

Sold in our Consolidated Statements of Income for each of the years ended December 31, 2025 and 2024 were subject to this SCF program. At December 31, 2025, outstanding trade accounts payables subject to this SCF program were approximately $438.5 million.

Certain economic developments such as changes in interest rates, general market liquidity or the creditworthiness of customers relative to us could impact our participation in customer-based SCF arrangements. Future changes in our suppliers' financing policies or certain economic developments, such as changes in interest rates, general market conditions or liquidity or our creditworthiness relative to a supplier could impact a supplier's participation in our supplier SCF program and/or our ability to negotiate favorable payment terms with suppliers. However, any such impacts are difficult to predict. If such supply chain financing arrangements ended or suppliers otherwise change their payment terms, our net working capital would likely increase, although because of numerous variables we cannot predict the amount of any such increase, and it would be necessary for us to fund such net working capital increase using cash on hand or revolving loans under our Credit Agreement or other indebtedness.

On November 5, 2025, our Board of Directors authorized the repurchase by us of up to an aggregate of $500.0 million of our common stock by various means from time to time through and including December 31, 2029. This new authorization replaced the prior authorization which had $25.3 million remaining for the repurchase of our common stock. We have not repurchased any of our common stock under this new authorization. Accordingly, at December 31, 2025, we had approximately $500.0 million remaining for the repurchase of our common stock under this authorization.

On March 4, 2022, our Board of Directors authorized the repurchase by us of up to an aggregate of $300.0 million of our common stock by various means from time to time through and including December 31, 2026. This prior authorization was replaced by a new authorization in November 2025. In 2025, we repurchased a total of 1,551,209 shares of our common stock at an average price per share of $43.84, for a total of $68.0 million under this prior authorization. In 2024, we did not repurchase any of our common stock under this prior authorization. In 2023, we repurchased a total of 3,893,098 shares of our common stock at an average price per share of $44.86, for a total purchase price of $174.6 million under this prior authorization.

In addition to our operating cash needs and excluding any impact from acquisitions, we believe our cash requirements over the next few years will consist primarily of:

- capital expenditures of approximately $310.0 million in 2026, and thereafter annual capital expenditures of approximately the same amount which may increase as a result of specific growth or specific cost savings projects;

- principal payments of bank term loans and revolving loans under our Credit Agreement and other outstanding debt agreements and obligations (excluding finance leases) of $627.9 million in 2026, $194.3 million in 2027, $1.4 billion in 2028, $192.3 million in 2029, and $1.9 billion thereafter;

- cash payments for quarterly dividends on our common stock as approved by our Board of Directors;

- annual payments to satisfy employee withholding tax requirements resulting from certain restricted stock units becoming vested, which payments are dependent upon the price of our common stock at the time of vesting and the number of restricted stock units that vest, none of which is estimable at this time (payments in 2025 were not significant);

- our interest requirements, including interest on revolving loans (the principal amount of which will vary depending upon seasonal requirements) and term loans under our Credit Agreement, which bear fluctuating rates of interest, the 4⅛% Notes, the 2¼% Notes, the 4¼% Notes and the 1.4% Notes;

- payments of approximately $150.0 million for federal, state and foreign tax liabilities in 2026, which may increase annually thereafter; and

- payments for postretirement benefit and foreign pension benefit plan obligations, which are not expected to be significant.

We believe that cash generated from operations and funds from borrowings available under our Credit Agreement will be sufficient to meet our expected operating needs, planned capital expenditures, debt service requirements (both principal and interest), tax obligations, pension benefit plan contributions, share repurchases required under our equity-based compensation plans and common stock dividends for the foreseeable future. We continue to evaluate acquisition opportunities in the consumer goods packaging market and may incur additional indebtedness, including indebtedness under our Credit Agreement, to finance any such acquisition.

Our Credit Agreement contains restrictive covenants that, among other things, limit our ability to incur debt, sell assets and engage in certain transactions. The indentures governing the 4⅛% Notes, the 2¼% Notes, the 4¼% Notes and the 1.4% Notes contain certain covenants that generally restrict our ability to create liens, engage in sale and leaseback transactions, issue guarantees and consolidate, merge or sell assets. We do not expect these limitations to have a material effect on our business or our results of operations. We are in compliance with all financial and operating covenants contained in our financing agreements and believe that we will continue to be in compliance during 2026 with all of these covenants.

CONTRACTUAL OBLIGATIONS

Our contractual cash obligations at December 31, 2025 are provided below:

		Payment due by period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(Dollars in millions)		
Long-term debt obligations	$ 4,325.9	$ 627.9	$ 1,573.9	$ 1,414.3	$ 709.8
Interest on fixed rate debt	241.4	70.2	106.3	60.5	4.4
Interest on variable rate debt[1]	348.1	87.0	151.4	109.7	—
Operating lease obligations[2]	323.1	66.4	95.5	63.9	97.3
Finance lease obligations[2]	51.0	5.3	8.5	7.1	30.1
Purchase obligations[3]	36.0	36.0	—	—	—
Other pension and postretirement benefit obligations[4][5]	96.5	7.9	15.9	16.8	55.9
Total	$ 5,422.0	$ 900.7	$ 1,951.5	$ 1,672.3	$ 897.5

(1) These amounts represent expected cash payments of interest on our variable rate long-term debt under our Credit Agreement, after taking into consideration our interest rate swap agreements, at prevailing interest rates and foreign currency exchange rates at December 31, 2025.

(2) Operating and finance lease obligations include imputed interest.

(3) Purchase obligations represent commitments for capital expenditures of $36.0 million. Obligations that are cancellable without penalty are excluded.

(4) Other pension obligations consist of annual cash expenditures for the withdrawal liability related to the Central States Pension Plan through 2040 and the United Food & Commercial Workers - Local One Pension Fund through 2042 and for foreign pension plan and other postretirement benefit obligations which have been actuarially determined through the year 2035.

(5) Based on current legislation and the current funded status of our domestic pension benefit plans, there are no minimum required contributions to our pension benefit plans in 2026.

At December 31, 2025, we also had outstanding letters of credit of $21.7 million that were issued under our Credit Agreement.

You should also read Notes 4, 9, 10, 11 and 13 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

EFFECT OF INFLATION AND INTEREST RATE FLUCTUATIONS

Historically, inflation has not had a material effect on us, other than to increase our cost of borrowing. In general, we have been able to increase the sales prices of our products to reflect any increases in the prices of raw materials (subject to contractual lag periods) and to significantly reduce the exposure of our results of operations to increases in other costs, such as labor and other manufacturing costs.

Because we have indebtedness which bears interest at floating rates, our financial results will be sensitive to changes in prevailing market rates of interest. As of December 31, 2025, we had $4.36 billion of indebtedness outstanding, of which $1.9 billion bore interest at floating rates before giving effect to any interest rate swap agreements. Historically, we have entered into interest rate swap agreements to mitigate the effect of interest rate fluctuations. As of December 31, 2025, we have $300.0 million aggregate notional principal amount of U.S. dollar interest rate swap agreements outstanding, which mature in 2026, and €685.0 million aggregate notional principal amount of Euro interest rate swap agreements outstanding, which mature at various times through 2030. Depending upon future market conditions and our level of outstanding variable rate debt, we may enter into additional interest rate swap or hedge agreements (with counterparties that, in our judgment, have sufficient creditworthiness) to hedge our exposure against interest rate volatility.

GUARANTEED SECURITIES

Each of the 4⅛% Notes, the 2¼% Notes, 4¼% Notes and the 1.4% Notes were issued by us and are guaranteed by our U.S. subsidiaries that also guarantee our obligations under our Credit Agreement, collectively the Obligor Group.

The following summarized financial information relates to the Obligor Group as of and for the year ended December 31, 2025. Intercompany transactions, equity investments and other intercompany activity within the Obligor Group have been eliminated from the summarized financial information. Investments in our subsidiaries that are not part of the Obligor Group of $2.4 billion as of December 31, 2025 are not included in noncurrent assets in the table below.

	2025
	(Dollars in millions)
Current assets	$ 1,733.4
Noncurrent assets	4,307.5
Current liabilities	1,938.0
Noncurrent liabilities	4,269.9

At December 31, 2025, the Obligor Group held current receivables due from other subsidiary companies of $41.2 million; long-term notes receivable due from other subsidiary companies of $1.1 billion; and current payables due to other subsidiary companies of $9.7 million.

	Year Ended December 31, 2025
	(Dollars in millions)
Net sales	$ 4,403.5
Gross profit	635.3
Net income	143.1

For the year ended December 31, 2025, net income in the table above excludes income from equity method investments of other subsidiary companies of $145.3 million. For the year ended December 31, 2025, the Obligor Group recorded the following transactions with other subsidiary companies: sales to such other subsidiary companies of $58.5 million; net credits from such other subsidiary companies of $24.7 million; and net interest income from such other subsidiary companies of $50.9 million. For the year ended December 31, 2025, the Obligor Group did not receive dividends from other subsidiary companies.

RATIONALIZATION CHARGES

Rationalization charges for the year ended December 31, 2025 included a charge of approximately $24.0 million related to the announced shutdown in the fourth quarter of 2025 of the Hannover, Germany metal closures manufacturing facility. The remainder of the rationalization charges recognized for the year ended December 31, 2025 primarily related to the comprehensive cost reduction initiative we announced in late 2023 to achieve $50 million of cost savings over the following two years from footprint rationalizations and other cost reduction actions in all of our segments. As part of this initiative, we closed three dispensing and specialty closures manufacturing facilities, two metal container manufacturing facilities and two custom container manufacturing facilities, relocating volumes from such facilities to other facilities. In addition, as part of this initiative we optimized production at several other manufacturing facilities across our network. We completed this initiative and realized approximately $20 million of cost savings in 2024 and approximately $30 million of additional cost savings in 2025.

Rationalization charges of $59.5 million for the year ended December 31, 2024 primarily related to our comprehensive cost reduction initiative that we announced in late 2023 described above.

In the fourth quarter of 2022, we recognized a rationalization charge of $73.8 million in the metal containers segment related to the write-off of net assets to service the Russian market. Our two metal container manufacturing facilities in Russia were closed at the beginning of 2023. In the fourth quarter of 2023, we recorded a rationalization credit of $17.7 million in the metal containers segment related to a loss recovery from OeKB in respect of such net assets.

In 2019, we withdrew from the Central States Pension Plan. As of December 31, 2025, our total expected future cash expenditures related to this withdrawal were $36.0 million. Remaining expenses related to the accretion of interest for the withdrawal liability for the Central States Pension Plan are expected to be approximately $0.8 million per year to be recognized annually through 2040, and remaining cash expenditures for the withdrawal liability related to the Central States Pension Plan are expected to be approximately $2.6 million per year through 2040.

We continually evaluate cost reduction opportunities across each of our segments, including rationalizations of our existing facilities through plant closings and downsizings. We use a disciplined approach to identify opportunities that generate attractive cash returns.

Under our rationalization plans, we made cash payments of $26.1 million, $34.3 million and $9.0 million in 2025, 2024 and 2023, respectively. Excluding the impact of our withdrawal from the Central States Pension Plan discussed above, remaining cash expenditures for our rationalization plans are expected to be $37.1 million. You should also read Note 4 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

CRITICAL ACCOUNTING ESTIMATES

U.S. generally accepted accounting principles require estimates and assumptions that affect the reported amounts in our consolidated financial statements and the accompanying notes. Some of these estimates and assumptions require difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that our accounting policies for pension expense and obligations and rationalization charges and testing goodwill for impairment reflect the more significant judgments and estimates in our consolidated financial statements. You should also read our Consolidated Financial Statements for the year ended December 31, 2025 and the accompanying notes included elsewhere in this Annual Report.

Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for non-callable high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension benefit plans. A decrease in the discount rate increases the present value of benefit obligations and increases pension expense, while an increase in the discount rate decreases the present value of benefit obligations and decreases pension expense. A 25 basis point change in the discount rate would have a countervailing impact on our annual pension expense by approximately $0.9 million. For 2025, we decreased our domestic discount rate to 5.4 percent from 5.7 percent to reflect market interest rate conditions. We consider the current and expected asset allocations of our U.S. pension benefit plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rate of return on plan assets. A 25 basis point change in the expected long-term rate of return on plan assets would have a countervailing impact on our annual pension expense by approximately $2.0 million. Our expected long-term rate of return on plan assets will remain at 5.5 percent in 2026. As of December 31, 2025, our U.S. pension plans are overfunded with plan assets of approximately 136 percent of projected benefit obligations. Given the overfunded status of our U.S. pension plans, we made changes to the investment allocations for our U.S pension plans at the end of 2023 to a liability driven investment strategy that more closely matches plan assets with plan liabilities primarily using long duration fixed income securities.

Historically, we have maintained a strategy of acquiring businesses and enhancing profitability through productivity and cost reduction opportunities. Acquisitions require us to estimate the fair value of the assets acquired and liabilities assumed in the transactions. These estimates of fair value are based on market participant perspectives when available and our business plans for the acquired entities, which include eliminating operating redundancies, facility closings and rationalizations and assumptions as to the ultimate resolution of liabilities assumed. We also continually evaluate the operating performance of our existing facilities and our business requirements and, when deemed appropriate, we exit or rationalize existing operating facilities. Establishing reserves for acquisition plans and facility rationalizations requires the use of estimates. Although we believe that these estimates accurately reflect the costs of these plans, actual costs incurred may differ from these estimates.

Goodwill is reviewed for impairment each year and more frequently if circumstances indicate a possible impairment. Our tests for goodwill impairment require us to make certain assumptions to determine the fair value of our reporting units. In 2025, we calculated the fair value of our reporting units using the market approach, which required us to estimate future expected earnings before interest, income taxes, depreciation and amortization, or EBITDA, and estimate EBITDA market multiples using publicly available information for each of our reporting units. Developing these assumptions requires the use of significant judgment and estimates. Actual results may differ from these forecasts. If an impairment were to be identified, it could result in additional expense recorded in our consolidated statements of income.

FORWARD-LOOKING STATEMENTS

The statements we have made in "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" and elsewhere in this Annual Report which are not historical facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting us and therefore involve a number of uncertainties and risks. Therefore, the actual results of our operations or our financial condition could differ materially from those expressed or implied in these forward-looking statements.

The discussion in our "Risk Factors" and our "Management's Discussion and Analysis of Results of Operations and Financial Condition" sections highlight some of the more important risks identified by our management, but should not be assumed to be the only factors that could affect future performance. Other factors that could cause the actual results of our operations or our financial condition to differ from those expressed or implied in these forward-looking statements include, but are not necessarily limited to, our ability to satisfy our obligations under our contracts; the impact of customer claims and disputes; compliance by our suppliers with the terms of our arrangements with them; changes in consumer preferences for different packaging products; changes in general economic conditions; the idling or loss of one or more of our significant manufacturing facilities; our ability to finance any increase in our net working capital in the event that our supply chain financing arrangements end; the impact of deploying artificial intelligence or machine learning technologies in our operations or business processes and compliance with related requirements, changes in tax rates in any jurisdiction where we conduct business; changes to trade policies, including new tariffs or changes to trade agreements or treaties; and other factors described elsewhere in this Annual Report or in our other filings with the SEC.

Except to the extent required by the federal securities laws, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors pursuant to the Private Securities Litigation Reform Act of 1995 should not be construed as exhaustive or as any admission regarding the adequacy of our disclosures. Certain risk factors are detailed from time to time in our various public filings. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC.

You can identify forward-looking statements by the fact that they do not relate strictly to historic or current facts. Forward-looking statements use terms such as "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "will," "should," "seeks," "pro forma" or similar expressions in connection with any disclosure of future operating or financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks described under "Risk Factors," that may cause our actual results of operations, financial condition, levels of activity, performance or achievements to be materially different from any future results of operations, financial condition, levels of activity, performance or achievements expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risks relating to our operations result primarily from changes in interest rates and, with respect to our international dispensing and specialty closures and metal container operations and our Canadian custom container operations, from foreign currency exchange rates. In the normal course of business, we also have risk related to commodity price changes for items such as natural gas. We employ established policies and procedures to manage our exposure to these risks. Interest rate, foreign currency and commodity pricing transactions are used only to the extent considered necessary to meet our objectives. We do not utilize derivative financial instruments for trading or other speculative purposes.

INTEREST RATE RISK

Our interest rate risk management objective is to limit the impact of interest rate changes on our net income and cash flow. To achieve our objective, we regularly evaluate the amount of our variable rate debt as a percentage of our aggregate debt. During 2025, our average outstanding variable rate debt, after taking into account the average outstanding notional amount of our interest rate swap agreements, was 33 percent of our average outstanding total debt. At December 31, 2025, our outstanding variable rate debt, after taking into account interest rate swap agreements, was approximately 19 percent of our outstanding total debt. Over the course of the year, we also borrow revolving loans under our revolving loan facilities which bear interest at variable rates to fund our seasonal working capital needs. From time to time, we manage a portion of our exposure to interest rate fluctuations in our variable rate debt through interest rate swap agreements. As of December 31, 2025, we have $300.0 million aggregate notional principal amount of U.S. dollar interest rate swap agreements outstanding, which mature in 2026, and €685.0 million aggregate notional principal amount of Euro interest rate swap agreements outstanding, which mature at various times through 2030. These agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. We entered into these agreements with banks under our Credit Agreement, and our obligations under these agreements were guaranteed and secured on a pari passu basis with our obligations under our Credit Agreement. Depending upon future market conditions and our level of outstanding variable rate debt, we may enter into additional interest rate swap or hedge agreements (with counterparties that, in our judgment, have sufficient creditworthiness) to hedge our exposure against interest rate volatility. You should also read Notes 9 and 10 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

Based on the average outstanding amount of our variable rate indebtedness in 2025, a one percentage point change in the interest rates for our variable rate indebtedness would have impacted our 2025 interest expense by an aggregate of approximately $15.7 million, after taking into account the average outstanding notional amount of our interest rate swap agreements during 2025.

FOREIGN CURRENCY EXCHANGE RATE RISK

Currently, we conduct a portion of our manufacturing and sales activity outside the United States, primarily in Europe. In an effort to minimize foreign currency exchange risk, we have financed our acquisitions of our European operations primarily with borrowings denominated in Euros. We also have operations in Canada, Mexico, Asia and South America that are not considered significant to our consolidated financial statements. Where available, we have borrowed funds in local currency or implemented certain internal hedging strategies to minimize our foreign currency risk related to foreign operations. In addition, we are exposed to gains and losses from limited transactions of our operations denominated in a currency other than the functional currency of such operations. We are also exposed to possible losses in the event of a currency devaluation in any of the foreign countries where we have operations. You should also read Note 10 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

COMMODITY PRICING RISK

We purchase raw materials for our products such as metal and resins. These raw materials are generally purchased pursuant to contracts or at market prices established with the vendor. In general, we do not engage in hedging activities for these raw materials due to our ability to pass on price changes to our customers.

We also purchase commodities, such as natural gas and electricity, and are subject to risks on the pricing of these commodities. In general, we purchase these commodities pursuant to contracts or at market prices. We manage a portion of our exposure to natural gas price fluctuations through natural gas swap agreements. These agreements effectively convert pricing exposure for natural gas from market pricing to a fixed price. The total fair value of our natural gas swap agreements in effect at December 31, 2025 and 2024 and during such years was not significant. You should also read Note 10 to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

We refer you to Item 15, "Exhibits and Financial Statement Schedules," below for a listing of financial statements and schedules included in this Annual Report, which are incorporated here in this Annual Report by this reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15(e) of the Exchange Act, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, as of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the Principal Executive Officer and the Principal Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, these internal controls.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP (PCAOB ID: 42), our independent registered public accounting firm, and Ernst & Young LLP has issued an attestation report on our internal control over financial reporting which is provided below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF SILGAN HOLDINGS INC.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Silgan Holdings Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Silgan Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 26, 2026 expressed an unqualified opinion thereon.

BASIS FOR OPINION

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Stamford, Connecticut
February 26, 2026

ITEM 9B. OTHER INFORMATION.

In the fourth quarter of our 2025 fiscal year, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information with respect to directors, executive officers and corporate governance required by this Item is incorporated here in this Annual Report by reference to our Proxy Statement, to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report, for our annual meeting of stockholders to be held in 2026.

ITEM 11. EXECUTIVE COMPENSATION.

The information with respect to executive compensation required by this Item is incorporated here in this Annual Report by reference to our Proxy Statement, to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report, for our annual meeting of stockholders to be held in 2026.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information with respect to security ownership of certain beneficial owners and management and related stockholder matters required by this Item is incorporated here in this Annual Report by reference to our Proxy Statement, to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report, for our annual meeting of stockholders to be held in 2026.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information with respect to certain relationships and related transactions, and director independence required by this Item is incorporated here in this Annual Report by reference to our Proxy Statement, to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report, for our annual meeting of stockholders to be held in 2026.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information with respect to principal accountant fees and services required by this Item is incorporated here in this Annual Report by reference to our Proxy Statement, to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report, for our annual meeting of stockholders to be held in 2026.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets at December 31, 2025 and 2024	F-3
Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023	F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023	F-5
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-7
Notes to Consolidated Financial Statements	F-8

SCHEDULE:

II. Valuation and Qualifying Accounts for the years ended December 31, 2025, 2024 and 2023	F-42

All other financial statement schedules not listed have been omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Silgan Holdings Inc. (incorporated by reference to Exhibit 3.1 filed with our Current Report on Form 8-K, dated June 13, 2006, Commission File No. 000-22117).
3.2	Amendment to the Amended and Restated Certificate of Incorporation of Silgan Holdings Inc. to amend the stockholder voting standard (incorporated by reference to Exhibit 3.1 filed with our Current Report on Form 8-K, dated June 11, 2010, Commission File No. 000-22117).
3.3	Amendment to the Amended and Restated Certificate of Incorporation of Silgan Holdings Inc. to increase the number of authorized shares of our common stock (incorporated by reference to Exhibit 3.2 filed with our Current Report on Form 8-K, dated June 11, 2010, Commission File No. 000-22117).
3.4	Amendment to the Amended and Restated Certificate of Incorporation of Silgan Holdings Inc. to permit an increase in the size of the Board of Directors for a period of time, to increase the number of authorized shares of our common stock and to make an immaterial administrative change (incorporated by reference to Exhibit 3.1 filed with our Current Report on Form 8-K, dated June 15, 2018, Commission File No. 000-22117).
3.5	Amendment to the Amended and Restated Certificate of Incorporation of Silgan Holdings Inc. to permit an increase in the size of the Board of Directors for a period of time (incorporated by reference to Exhibit 3.1 filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, Commission File No. 000-22117).
3.6	Amendment to the Amended and Restated Certificate of Incorporation of Silgan Holdings Inc. to permit an increase in the size of the Board of Directors for a period of time (incorporated by reference to Exhibit 3.1 filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, Commission File No. 001-41459).
3.7	Amended and Restated By-laws of Silgan Holdings Inc. (incorporated by reference to Exhibit 3.2 filed with our Current Report on Form 8-K, dated June 13, 2006, Commission File No. 000-22117).
3.8	First Amendment to Amended and Restated By-laws of Silgan Holdings Inc. (incorporated by reference to Exhibit 3.3 filed with our Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 000-22117).
4.1	Indenture, dated as of November 12, 2019, with respect to the 4⅛% Senior Notes due 2028, by and among Silgan Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 filed with our Current Report on Form 8-K, dated November 12, 2019, Commission File No. 000-22117).
4.2	Supplemental Indenture, dated as of February 26, 2020, with respect to the 4⅛% Senior Notes due 2028, by and among Silgan Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 filed with our Current Report on Form 8-K, dated February 26, 2020, Commission File No. 000-22117).
4.3	Second Supplemental Indenture to the Indenture dated as of November 12, 2019 with respect to the 4⅛% Senior Notes due 2028, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 filed with our Current Report on Form 8-K, dated February 12, 2021, Commission File No. 000-22117).
4.4	Third Supplemental Indenture to the Indenture, dated as of November 12, 2019 with respect to the 4⅛% Senior Notes due 2028, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.9 filed with our Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 000-22117).
4.5	Fourth Supplemental Indenture to the Indenture, dated as of November 12, 2019 with respect to the 4⅛% Senior Notes due 2028, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.10 filed with our Annual Report on Form 10-K for the year ended December 31, 2024, Commission File No. 001-41459).

Exhibit Number	Description
4.6	Fifth Supplemental Indenture to the Indenture, dated as of November 12, 2019 with respect to the 4⅛% Senior Notes due 2028, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, Commission File No. 001-41459).
4.7	Form of Silgan Holdings Inc. 4⅛% Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 filed with our Current Report on Form 8-K, dated November 12, 2019, Commission File No. 000-22117).
4.8	Indenture, dated as of February 26, 2020, with respect to the 2¼% Senior Notes due 2028, by and among Silgan Holdings Inc., U.S. Bank National Association, as trustee, Elavon Financial Services DAC, UK Branch, as paying agent in respect of the 2¼% Senior Notes due 2028, and Elavon Financial Services DAC, as registrar and transfer agent in respect of the 2¼% Senior Notes due 2028 (incorporated by reference to Exhibit 4.4 filed with our Current Report on Form 8-K, dated February 26, 2020, Commission File No. 000-22117).
4.9	First Supplemental Indenture to the Indenture, dated as of February 26, 2020, with respect to the 2¼% Senior Notes due 2028, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc., U.S. Bank National Association, as trustee, Elavon Financial Services DAC, UK Branch, as paying agent in respect of the 2¼% Senior Notes due 2028, and Elavon Financial Services DAC, as registrar and transfer agent in respect of the 2¼% Senior Notes due 2028 (incorporated by reference to Exhibit 4.5 filed with our Current Report on Form 8-K, dated February 12, 2021, Commission File No. 000-22117).
4.10	Second Supplemental Indenture to the Indenture, dated as of February 26, 2020, with respect to the 2¼% Senior Notes due 2028, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc., U.S. Bank National Association, as trustee, Elavon Financial Services DAC, UK Branch, as paying agent in respect of the 2¼% Senior Notes due 2028, and Elavon Financial Services DAC, as registrar and transfer agent in respect of the 2¼% Senior Notes due 2028 (incorporated by reference to Exhibit 4.13 filed with our Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 000-22117).
4.11	Third Supplemental Indenture to the Indenture, dated as of February 26, 2020, with respect to the 2¼% Senior Notes due 2028, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc., U.S. Bank Trust Company, National Association, as trustee, U.S. Bank Europe DAC, UK Branch, as paying agent, and U.S. Bank Europe DAC, as registrar and transfer agent in respect of the 2¼% Senior Notes due 2028 (incorporated by reference to Exhibit 4.15 filed with our Annual Report on Form 10-K for the year ended December 31, 2024, Commission File No. 001-41459).
*4.12	Fourth Supplemental Indenture to the Indenture, dated as of February 26, 2020, with respect to the 2¼% Senior Notes due 2028, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc., U.S. Bank Trust Company, National Association, as trustee, U.S. Bank Europe DAC, UK Branch, as paying agent, and U.S. Bank Europe DAC, as registrar and transfer agent in respect of the 2¼% Senior Notes due 2028.
4.13	Form of Silgan Holdings Inc. 2¼% Senior Note due 2028 (incorporated by reference to Exhibit 4.5 filed with our Current Report on Form 8-K, dated February 26, 2020, Commission File No. 000-22117).
4.14	Indenture, dated as of February 10, 2021, with respect to the 1.4% Senior Secured Notes due 2026, by and between Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc. and Wells Fargo Bank National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 filed with our Current Report on Form 8-K, dated February 12, 2021, Commission File No. 000-22117).
4.15	First Supplemental Indenture to the Indenture, dated as of February 10, 2021, with respect to the 1.4% Senior Secured Notes due 2026, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc. and Computershare Trust Company, N.A., as agent for Wells Fargo Bank, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.16 filed with our Annual Report on Form 10-K for the year ended December 31, 2021, Commission File No. 000-22117).
4.16	Second Supplemental Indenture to the Indenture, dated as of February 10, 2021, with respect to the 1.4% Senior Secured Notes due 2026, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc. and Computershare Trust Company, N.A., as trustee and collateral agent (incorporated by reference to Exhibit 4.19 filed with our Annual Report on Form 10-K for the year ended December 31, 2024, Commission File No. 001-41459).

Exhibit Number	Description
4.17	Third Supplemental Indenture to the Indenture, dated as of February 10, 2021, with respect to the 1.4% Senior Secured Notes due 2026, by and among Silgan Holdings Inc., certain U.S. subsidiaries of Silgan Holdings Inc. and Computershare Trust Company, N.A., as trustee and collateral agent (incorporated by reference to Exhibit 4.1 filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, Commission File No. 001-41459).
4.18	Form of Silgan Holdings Inc. 1.4% Senior Secured Note due 2026 (incorporated by reference to Exhibit 4.2 filed with our Current Report on Form 8-K, dated February 12, 2021, Commission File No. 000-22117).
4.19	Indenture, dated as of September 12, 2025 with respect to the 4¼% Senior Notes due 2031, by and among Silgan Holdings, Inc., certain U.S. subsidiaries of Silgan Holdings, Inc. U.S. Bank Trust Company, National Association, as trustee, U.S. Bank Europe DAC, UK Branch, as paying agent, and U.S. Bank Europe DAC, as registrar and transfer agent in respect of the 4¼% Senior Notes due 2031 (incorporated by reference to Exhibit 4.1 filed with our Current Report on Form 8-K, dated September 12, 2025, Commission File No. 001-41459).
4.20	Form of Silgan Holdings Inc. 4¼% Senior Note due 2031 (incorporated by reference to Exhibit 4.1 filed with our Current Report on Form 8-K, dated September 12, 2025, Commission File No. 001-41459).
4.21	Description of Securities (incorporated by reference to Exhibit 4.11 filed with our Annual Report on Form 10-K for the year ended December 31, 2019, Commission File No. 000-22117).
10.1	Amended and Restated Credit Agreement, dated as of March 24, 2017, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, Silgan Plastics Canada Inc., Silgan Holdings B.V., Silgan International Holdings B.V., each other revolving borrower party thereto from time to time, each other incremental term loan borrower party thereto from time to time, various lenders party thereto from time to time, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A., Goldman Sachs Bank USA, HSBC Bank USA, National Association, Mizuho Bank, Ltd. and Coöperatieve Rabobank U.A., New York Branch, as Co-Syndication Agents, The Bank of Nova Scotia, Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., TD Bank, N.A. and CoBank, ACB, as Co-Documentation Agents, and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, HSBC Bank USA, National Association, Mizuho Bank, Ltd. and Coöperatieve Rabobank U.A., New York Branch, as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, dated March 30, 2017, Commission File No. 000-22117).
10.2	First Amendment to Amended and Restated Credit Agreement, dated as of May 30, 2018, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, Silgan Plastics Canada Inc., Silgan Holdings B.V., Silgan International Holdings B.V., the other Guarantors party thereto, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, dated June 5, 2018, Commission File No. 000-22117).
10.3	Second Amendment to Amended and Restated Credit Agreement, dated as of February 1, 2021, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, Silgan Plastics Canada Inc., Silgan International Holdings B.V., the other Guarantors party thereto, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, dated February 3, 2021, Commission File No. 000-22117).
10.4	Third Amendment to Amended and Restated Credit Agreement, dated as of November 9, 2021, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, the other Guarantors party thereto, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, dated November 12, 2021, Commission File No. 000-22117).
10.5	Fourth Amendment to Amended and Restated Credit Agreement, dated as of June 22, 2023, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, the other Guarantors party thereto, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, Commission File No. 001-41459).

Exhibit Number	Description
10.6	Fifth Amendment to Amended and Restated Credit Agreement, dated as of November 4, 2024, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, Silgan International Holdings B.V., Silgan Dispensing Systems Holdings Company, the other Guarantors party thereto, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, dated November 4, 2024, Commission File No. 001-41459).
+10.7	Employment Agreement, dated June 30, 2004, between Silgan Holdings Inc. and Robert B. Lewis (incorporated by reference to Exhibit 10.12 filed with our Annual Report on Form 10-K for the year ended December 31, 2004, Commission File No. 000-22117).
+10.8	Employment Agreement, dated October 1, 2007, between Silgan Holdings Inc. and Adam J. Greenlee (incorporated by reference to Exhibit 10.1 filed with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, Commission File No. 000-22117).
+10.9	Officer Agreement, dated October 1, 2007, between Silgan Holdings Inc. and Adam J. Greenlee (incorporated by reference to Exhibit 10.2 filed with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, Commission File No. 000-22117).
+10.10	Employment Agreement, dated December 23, 2024, between Silgan Holdings Inc. and Philippe Chevrier (incorporated by reference to Exhibit 10.11 filed with our Annual Report on Form 10-K for the year ended December 31, 2024, Commission File No. 001-41459).
+10.11	Officer Agreement, dated February 3, 2025, between Silgan Holdings Inc. and Philippe Chevrier (incorporated by reference to Exhibit 10.12 filed with our Annual Report on Form 10-K for the year ended December 31, 2024, Commission File No. 001-41459).
*+10.12	Officer Agreement, dated August 1, 2023, between Silgan Holdings Inc. and Shawn C. Fabry.
+10.13	Silgan Holdings Inc. Senior Executive Performance Plan (incorporated by reference to Exhibit 10.19 filed with our Annual Report on Form 10-K for the year ended December 31, 2003, Commission File No. 000-22117).
+10.14	Amendment to Silgan Holdings Inc. Senior Executive Performance Plan (incorporated by reference to Exhibit 10.24 filed with our Annual Report on Form 10-K for the year ended December 31, 2006, Commission File No. 000-22117).
+10.15	Amendment No. 2 to Silgan Holdings Inc. Senior Executive Performance Plan (incorporated by reference to Exhibit 10.12 filed with our Annual Report on Form 10-K, dated February 23, 2023, Commission File No. 001-41459).
+10.16	Amendment No. 3 to Silgan Holdings Inc. Senior Executive Performance Plan (incorporated by reference to Exhibit 10.2 filed with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, Commission File No. 000-22117).
+10.17	Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Appendix A of our Definitive Proxy Statement on Schedule 14A, dated April 21, 2015, Commission File No. 000-22117).
+10.18	Amendment to the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 filed with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, Commission File No. 000-22117).
+10.19	Second Amendment to the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, Commission File No. 000-22117).
+10.20	Form of Restricted Stock Unit Agreement (Employee) under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 filed with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, Commission File No. 000-22117).
+10.21	Silgan Holdings Inc. Second Amended and Restated 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 filed with our Registration Statement on Form S-8, dated May 30, 2023, Commission File No. 333-272264).

Exhibit Number	Description
+10.22	Form of Restricted Stock Unit Agreement (Employee) under the Silgan Holdings Inc. Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 filed with our Quarterly Report on Form 10-Q, dated August 3, 2023, Commission File No. 001-41459).
+10.23	Form of Restricted Stock Unit Agreement (Outside Director) under the Silgan Holdings Inc. Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 filed with our Quarterly Report on Form 10-Q, dated August 3, 2023, Commission File No. 001-41459).
+10.24	Silgan Containers Corporation Supplemental Executive Retirement Plan, as amended (incorporated by reference to Exhibit 10.4 filed with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, Commission File No. 000-22117).
+10.25	First Amendment to Silgan Containers Corporation Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.27 filed with our Annual Report on Form 10-K for the year ended December 31, 2010, Commission File No. 000-22117).
+10.26	Second Amendment to Silgan Containers Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.28 filed with our Annual Report on Form 10-K for the year ended December 31, 2010, Commission File No. 000-22117).
+10.27	Third Amendment to Silgan Containers Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.26 filed with our Annual Report on Form 10-K for the year ended December 31, 2011, Commission File No. 000-22117).
+10.28	Form of Indemnification Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, Commission File No. 000-22117).
10.29	Second Amended and Restated Stockholders Agreement dated as of November 28, 2022 among R. Philip Silver, D. Greg Horrigan and Silgan Holdings Inc. (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, dated November 28, 2022, Commission File No. 001-41459).
14	Code of Ethics applicable to Silgan Holdings' principal executive officer(s), principal financial officer, principal accounting officer or controller or persons performing similar functions (incorporated by reference to Exhibit 14 filed with our Annual Report on Form 10-K for the year ended December 31, 2003, Commission File No. 000-22117).
19	Silgan Holdings Inc. Trading Policy (incorporated by reference to Exhibit 19 filed with our Annual Report on Form 10-K for the year ended December 31, 2024, Commission File No. 001-41459).
*21	Subsidiaries of the Registrant.
*22	Subsidiary Guarantors and Issuers of Guaranteed Securities.
*23	Consent of Ernst & Young LLP.
*31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
*31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
*32.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
*32.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

Exhibit Number	Description
97	Clawback Policy (incorporated by reference to Exhibit 97 to our Annual Report on Form 10-K for the year ended December 31, 2023, Commission File No. 001-41459).
*101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*101.SCH	Inline XBRL Taxonomy Extension Schema Document.
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
*104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

_____

*Filed herewith.

+ Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY.

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILGAN HOLDINGS INC.

Date: February 26, 2026   By: /s/   Adam J. Greenlee

                                        Adam J. Greenlee
                                        Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony J. Allott (Anthony J. Allott)	Chairperson of the Board	February 26, 2026
/s/ Leigh J. Abramson (Leigh J. Abramson)	Director	February 26, 2026
/s/ William T. Donovan (William T. Donovan)	Director	February 26, 2026
/s/ Robert B. Lewis (Robert B. Lewis)	Director	February 26, 2026
/s/ Brad A. Lich (Brad A. Lich)	Director	February 26, 2026
/s/ Shannon Miller (Shannon Miller)	Director	February 26, 2026
/s/ Fiona Cleland Nielsen (Fiona Cleland Nielsen)	Director	February 26, 2026
/s/ Niharika Ramdev (Niharika Ramdev)	Director	February 26, 2026
/s/ Adam J. Greenlee (Adam J. Greenlee)	Chief Executive Officer, President and Director (Principal Executive Officer)	February 26, 2026
/s/ Shawn C. Fabry (Shawn C. Fabry)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2026
/s/ Kimberly I. Ulmer (Kimberly I. Ulmer)	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Silgan Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silgan Holdings Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill

Description of the Matter

At December 31, 2025, the Company's goodwill was $2.5 billion. As discussed in Note 1 to the consolidated financial statements, goodwill is tested for impairment each year and more frequently if circumstances indicate a possible impairment.

Auditing management's annual goodwill impairment test required increased auditor effort including the use of internal valuation specialists. In particular, the determination of the fair value of the reporting units using the market approach requires management to make a significant assumption related to the market multiples that are applied to the EBITDA forecast, which are affected by expectations of future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment review process, including controls over management's review of the significant assumption described above.

To test the estimated fair value of the Company's reporting units, we performed audit procedures that included, among others, assessing the methodologies and testing the significant assumption described above and the completeness and accuracy of the underlying data used by the Company to develop the assumption. For example, we compared the significant assumption used by management to observable market data of comparable companies. We performed sensitivity analyses over the significant assumption to evaluate the changes in the fair value of the reporting units that would result from changes in the assumption. In performing our testing, we utilized internal valuation specialists to assist us in evaluating the Company's valuation model and related significant assumption.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1987.

Stamford, Connecticut
February 26, 2026


SILGAN HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024
(Dollars in thousands, except share and per share data)


	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 1,080,659	$ 822,854
Trade accounts receivable, less allowances of $7,965 and $9,506, respectively	589,400	594,279
Inventories	1,080,134	928,056
Prepaid expenses and other current assets	241,725	177,494
Total current assets	2,991,918	2,522,683
Property, plant and equipment, net	2,378,331	2,282,903
Goodwill	2,486,678	2,316,031
Other intangible assets, net	900,083	869,468
Other assets, net	640,073	593,583
	$ 9,397,083	$ 8,584,668
Liabilities and Stockholders' Equity		
Current liabilities:		
Revolving loans and current portion of long-term debt	$ 631,632	$ 716,932
Trade accounts payable	1,251,889	1,111,607
Accrued payroll and related costs	121,168	108,834
Accrued liabilities	447,180	310,159
Total current liabilities	2,451,869	2,247,532
Long-term debt	3,715,216	3,419,921
Deferred income taxes	501,768	505,616
Other liabilities	453,929	422,018
Commitments and contingencies		
Stockholders' equity:		
Common stock ($0.01 par value per share; 400,000,000 shares authorized, 175,112,496 shares issued and 105,441,971 and 106,794,650 shares outstanding, respectively)	1,751	1,751
Paid-in capital	384,847	367,871
Retained earnings	3,605,043	3,402,667
Accumulated other comprehensive loss	(213,556)	(353,357)
Treasury stock at cost (69,670,525 and 68,317,846 shares, respectively)	(1,503,784)	(1,429,351)
Total stockholders' equity	2,274,301	1,989,581
	$ 9,397,083	$ 8,584,668


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2025, 2024 and 2023
(Dollars in thousands, except per share data)

		2025		**2024**		**2023**
Net sales	$	6,483,166	$	5,854,694	$	5,988,205
Cost of goods sold		5,333,742		4,842,919		4,995,647
Gross profit		1,149,424		1,011,775		992,558
Selling, general and administrative expenses		492,672		438,390		384,377
Rationalization charges		60,509		59,481		8,412
Other pension and postretirement (income) expense		(1,624)		(1,191)		4,333
Income before interest and income taxes		597,867		515,095		595,436
Interest and other debt expense before loss on early extinguishment of debt		189,365		166,369		173,315
Loss on early extinguishment of debt		—		1,056		—
Interest and other debt expense		189,365		167,425		173,315
Income before income taxes		408,502		347,670		422,121
Provision for income taxes		123,259		71,977		96,156
Income before equity in earnings of affiliates		285,243		275,693		325,965
Equity in earnings of affiliates, net of tax		3,160		685		—
Net income	$	288,403	$	276,378	$	325,965
Basic net income per share	$	2.71	$	2.59	$	3.00
Diluted net income per share	$	2.70	$	2.58	$	2.98

See notes to consolidated financial statements.

SILGAN HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	2025	2024	2023
Net income	$ 288,403	$ 276,378	$ 325,965
Other comprehensive income (loss), net of tax:			
Changes in net prior service credit and net actuarial losses, net of tax (provision) of $(4,318), $(2,872) and $(7,691), respectively	13,148	3,535	23,210
Change in fair value of derivatives, net of tax (provision) benefit of $(1,253), $971 and $(177), respectively	4,073	(4,823)	556
Foreign currency translation, net of tax benefit (provision) of $34,436, $(14,477) and $3,802, respectively	122,580	(100,708)	70,183
Other comprehensive income (loss)	139,801	(101,996)	93,949
Comprehensive income	$ 428,204	$ 174,382	$ 419,914

See notes to consolidated financial statements.

SILGAN HOLDINGS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2025, 2024 and 2023
(Dollars and shares in thousands, except per share data)

	2025	2024	2023
Common stock - shares outstanding			
Balance at beginning of period	106,795	106,500	110,079
Net issuance of treasury stock for vested restricted stock units	198	295	314
Repurchases of common stock	(1,551)	—	(3,893)
Balance at end of period	105,442	106,795	106,500
Common stock - par value			
Balance at beginning and end of period	$ 1,751	$ 1,751	$ 1,751
Paid-in capital			
Balance at beginning of period	367,871	353,848	339,839
Stock compensation expense	18,020	15,524	15,572
Net issuance of treasury stock for vested restricted stock units	(1,044)	(1,501)	(1,563)
Balance at end of period	384,847	367,871	353,848
Retained earnings			
Balance at beginning of period	3,402,667	3,208,237	2,961,079
Net income	288,403	276,378	325,965
Dividends declared on common stock	(86,027)	(81,948)	(78,807)
Balance at end of period	3,605,043	3,402,667	3,208,237
Accumulated other comprehensive loss			
Balance at beginning of period	(353,357)	(251,361)	(345,310)
Other comprehensive income (loss)	139,801	(101,996)	93,949
Balance at end of period	(213,556)	(353,357)	(251,361)
Treasury stock			
Balance at beginning of period	(1,429,351)	(1,423,117)	(1,239,103)
Net issuance of treasury stock for vested restricted stock units	(5,829)	(6,234)	(7,710)
Repurchases of common stock	(68,604)	—	(176,304)
Balance at end of period	(1,503,784)	(1,429,351)	(1,423,117)
Total stockholders' equity	$2,274,301	$1,989,581	$1,889,358
Dividends declared on common stock per share	$ 0.80	$ 0.76	$ 0.72

See notes to consolidated financial statements.


SILGAN HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025, 2024 and 2023
(Dollars in thousands)


	2025	2024	2023
Cash flows provided by (used in) operating activities:			
Net income	$ 288,403	$ 276,378	$ 325,965
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	319,163	275,884	263,233
Amortization of debt discount and debt issuance costs	5,533	5,472	5,365
Rationalization charges	60,509	59,481	8,412
Stock compensation expense	18,020	15,524	15,572
Loss on early extinguishment of debt	—	1,056	—
Deferred income tax provision (benefit)	19,278	(33,055)	33,108
Other changes that provided (used) cash, net of effects from acquisitions:			
Trade accounts receivable, net	50,472	37,301	73,697
Inventories	(116,031)	57,723	(162,266)
Trade accounts payable	96,825	76,247	(3,820)
Accrued liabilities	34,209	(46,819)	(54,860)
Other, net	(46,540)	(3,319)	(21,810)
Net cash provided by operating activities	729,841	721,873	482,596
Cash flows provided by (used in) investing activities:			
Purchase of business, net of cash acquired	—	(921,563)	—
Capital expenditures	(307,092)	(262,786)	(226,810)
Proceeds from asset sales	10,040	7,797	1,755
Other, net	(253)	258	1,242
Net cash (used in) investing activities	(297,305)	(1,176,294)	(223,813)
Cash flows provided by (used in) financing activities:			
Borrowings under revolving loans	1,511,633	993,088	1,122,095
Repayments under revolving loans	(1,535,385)	(1,011,203)	(1,121,054)
Repayment of principal amounts under finance leases	(4,914)	(27,627)	(2,911)
Changes in outstanding checks – principally vendors	12,398	(75,606)	99,144
Proceeds from issuance of long-term debt	703,620	983,588	12,305
Repayments of long-term debt	(725,196)	(100,000)	(58,083)
Debt issuance costs	(8,980)	(8,346)	—
Dividends paid on common stock	(85,771)	(82,055)	(78,894)
Repurchase of common stock	(74,904)	(9,317)	(183,993)
Net cash (used in) provided by financing activities	(207,499)	662,522	(211,391)
Effect of exchange rate changes on cash and cash equivalents	32,768	(28,170)	9,909
Cash and cash equivalents:			
Net increase	257,805	179,931	57,301
Balance at beginning of year	822,854	642,923	585,622
Balance at end of year	$1,080,659	$ 822,854	$ 642,923
Interest paid, net	$ 185,283	$ 160,183	$ 155,399
Income taxes paid, net of refunds	103,678	91,552	116,382


See notes to consolidated financial statements.

F-7


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Silgan Holdings Inc., or Silgan, and its subsidiaries conduct business in three segments: dispensing and specialty closures; metal containers; and custom containers. Our dispensing and specialty closures segment manufactures and sells dispensing systems and specialty closures for fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden products. Our metal containers segment is engaged in the manufacture and sale of steel and aluminum containers for pet and human food and general line products. Our custom containers segment manufactures and sells custom designed plastic containers for pet and human food, consumer health and pharmaceutical, personal care, home care, lawn and garden and automotive products. Our dispensing and specialty closures segment has operating facilities in North and South America, Europe and Asia. Our metal containers segment has operating facilities in North America, Europe and Asia. Our custom containers segment has operating facilities in North America.

Basis of Presentation. The consolidated financial statements include the accounts of Silgan and our subsidiaries. Newly acquired subsidiaries have been included in the consolidated financial statements from their dates of acquisition. All significant intercompany transactions have been eliminated. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Generally, our subsidiaries that operate outside the United States use their local currency as the functional currency. The principal functional currency for our foreign operations is the Euro. Balance sheet accounts of our foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while revenue and expense accounts are translated at average rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive loss. Gains or losses resulting from operating transactions denominated in foreign currencies that are not designated as a hedge are generally included in selling, general and administrative expenses in our Consolidated Statements of Income.

Cash and Cash Equivalents. Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. As a result of our cash management system, checks issued for payment may create negative book balances. Checks outstanding in excess of related book balances are included in trade accounts payable in our Consolidated Balance Sheets. Changes in outstanding checks are included in financing activities in our Consolidated Statements of Cash Flows to treat them as, in substance, cash advances.

Inventories. Inventories are valued at the lower of cost or net realizable value. Cost for inventories of certain portions of our dispensing and specialty closures segment and of domestic inventories of our metal containers segment is principally determined on the last-in, first-out basis, or LIFO. Cost for inventories of certain portions of our dispensing and specialty closures segment and of our custom containers segment is principally determined on the first-in, first-out basis, or FIFO. Cost for inventories of certain portions of our dispensing and specialty closures segment and of foreign inventories of our metal containers segment is principally determined on the average cost method.

Property, Plant and Equipment, Net. Property, plant and equipment, net is stated at historical cost less accumulated depreciation. Major renewals and betterments that extend the life of an asset are capitalized and repairs and maintenance expenditures are charged to expense as incurred. Design and development costs for molds, dies and other tools that we do not own and that will be used to produce products that will be sold under long-term supply arrangements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of depreciable assets. The principal estimated useful lives are 35 years for buildings and range between 3 years to 20 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease.

Goodwill and Other Intangible Assets, Net. We review goodwill for impairment as of July 1 of each year and more frequently if circumstances indicate a possible impairment. We determined that goodwill was not impaired in our annual assessment performed during the third quarter. Definite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis. Customer relationships have a weighted average life of approximately 22 years. Other definite-lived intangible assets consist primarily of trade names and technology know-how and have a weighted average life of approximately 12 years.

Impairment of Long-Lived Assets. We assess long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. An impairment exists if the estimate of future undiscounted cash flows generated by the assets is less than the carrying value of the assets. If impairment is determined to exist, any related impairment loss is then measured by comparing the fair value of the assets to their carrying amount.

Hedging Instruments. All derivative financial instruments are recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives are recorded in each period in earnings or other comprehensive loss, depending on whether a derivative is designated as part of a qualifying hedge transaction and, if it is, the type of hedge transaction.

We utilize certain derivative financial instruments to manage a portion of our interest rate and natural gas cost exposures. We generally limit our use of derivative financial instruments to interest rate and natural gas swap agreements. We do not engage in trading or other speculative uses of these derivative financial instruments. For a financial instrument to qualify as a hedge, we must be exposed to interest rate or price risk, and the financial instrument must reduce the exposure and be designated as a hedge. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

We also utilize certain internal hedging strategies to minimize our foreign currency exchange rate risk. Net investment hedges that qualify for hedge accounting result in the recognition of foreign currency gains or losses, net of tax, in accumulated other comprehensive loss.

Income Taxes. We account for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment of such change. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested. The minimum tax on foreign earnings, more commonly referred to as the tax on Global Intangible Low-Taxed Income, is accounted for as a component of current income tax expense.

Revenue Recognition. Our revenues are primarily derived from the sale of rigid packaging products to customers. We recognize revenue at the amount we expect to be entitled to in exchange for promised goods for which we have transferred control to customers. If the consideration agreed to in a contract includes a variable amount, we estimate the amount of consideration we expect to be entitled to in exchange for transferring the promised goods to the customer. Generally, revenue is recognized at a point in time for standard promised goods at the time of shipment when title and risk of loss pass to the customer, and revenue is recognized over time in cases where we produce promised goods with no alternative use to us and for which we have an enforceable right of payment for production completed. The production cycle for customer contracts subject to over time recognition is generally completed in less than one month. Due to the short-term duration of our production cycle, we have elected the practical expedient permitting us to exclude disclosure regarding our performance obligations with respect to outstanding purchase orders. We have elected to treat shipping and handling costs after the control of goods has been transferred to the customer as a fulfillment cost. Sales and similar taxes that are imposed on our sales and collected from customers are excluded from revenues.

Stock-Based Compensation. We currently have one stock-based compensation plan in effect under which we have issued restricted stock units to our officers, other key employees and outside directors. A restricted stock unit represents the right to receive one share of our common stock at a future date. Unvested restricted stock units that have been issued do not have voting rights and may not be disposed of or transferred during the vesting period.

NOTE 2. REVENUE

The following tables present our revenues disaggregated by reportable segment and geography as they best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenues by segment were as follows:

	2025		2024		2023
	(Dollars in thousands)				
Dispensing and Specialty Closures	$ 2,707,244	$	2,304,370	$	2,221,430
Metal Containers	3,138,318		2,900,678		3,140,830
Custom Containers	637,604		649,646		625,945
	$ 6,483,166	$	5,854,694	$	5,988,205

Revenues by geography were as follows:

	2025		2024		2023
	(Dollars in thousands)				
North America	$ 4,567,882	$	4,399,422	$	4,582,356
Europe and other	1,915,284		1,455,272		1,405,849
	$ 6,483,166	$	5,854,694	$	5,988,205

Our contracts generally include standard commercial payment terms generally acceptable in each region. We do not provide financing with extended payment terms beyond generally standard commercial payment terms for the applicable industry. We have no significant obligations for refunds, warranties or similar obligations.

Trade accounts receivable, net are shown separately on our Consolidated Balance Sheets. Contract assets are the result of the timing of revenue recognition, billings and cash collections. Our contract assets primarily consist of unbilled accounts receivable related to over time revenue recognition and were $112.5 million and $115.6 million as of December 31, 2025 and 2024, respectively. Unbilled receivables are included in trade accounts receivable, net on our Consolidated Balance Sheets. We have entered into various supply chain financing, or SCF, arrangements with financial institutions pursuant to which we sell receivables of certain customers to such financial institutions without recourse and accelerate payment in respect of such receivables sooner than provided in the applicable supply agreements with such customers. Receivables sold under these arrangements totaled $1.6 billion, $1.1 billion and $1.5 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 3. ACQUISITION

WEENER PLASTICS HOLDING B.V. ACQUISITION

On October 15, 2024, we acquired all outstanding equity interests in Weener Plastics Holding B.V., or Weener Packaging, a leading producer of differentiated dispensing solutions for personal and health care and food products. The purchase price for this acquisition was $921.6 million, net of cash acquired. We funded the purchase price for this acquisition with term and revolving loan borrowings, including a €700.0 million incremental term loan, under our amended and restated senior secured credit facility, and cash on hand. For this acquisition, we applied the acquisition method of accounting and recognized assets acquired and liabilities assumed at fair value as of the acquisition date, and we recognized goodwill of $393.1 million and intangible assets consisting of customer relationships of $211.1 million, trade names of $43.8 million and technology know-how of $18.8 million. During 2025, we finalized our purchase price allocation for this acquisition, and there were no material changes to the previously recorded fair values of assets acquired and liabilities assumed. Weener Packaging's results of operations were included in our dispensing and specialty closures segment since the acquisition date.

NOTE 4. RATIONALIZATION CHARGES

We continually evaluate cost reduction opportunities across each of our segments, including rationalizations of our existing facilities through plant closings and downsizings. We use a disciplined approach to identify opportunities that generate attractive cash returns. Rationalization charges by segment for each of the years ended December 31 were as follows:

	2025	2024	2023
	(Dollars in thousands)		
Dispensing and Specialty Closures	$ 37,425	$ 23,055	$ 11,285
Metal Containers	17,411	14,469	(7,849)
Custom Containers	5,673	21,957	4,976
	$ 60,509	$ 59,481	$ 8,412

Rationalization charges for the year ended December 31, 2025 included a charge of approximately $24.0 million related to the announced shutdown in the fourth quarter of 2025 of the Hannover, Germany metal closures manufacturing facility. The remainder of the rationalization charges recognized for the year ended December 31, 2025 primarily related to the comprehensive cost reduction initiative we announced in late 2023 to achieve cost savings over the following two years from footprint rationalizations and other cost reduction actions in all of our segments. As part of this initiative, we closed three dispensing and specialty closures manufacturing facilities, two metal container manufacturing facilities and two custom container manufacturing facilities, relocating volumes from such facilities to other facilities. In addition, as part of this initiative we optimized production at several other manufacturing facilities across our network.

Rationalization charges of $59.5 million for the year ended December 31, 2024 primarily related to our comprehensive cost reduction initiative that we announced in late 2023 described above.

In the fourth quarter of 2022, we recognized a rationalization charge of $73.8 million in the metal containers segment related to the write-off of net assets to service the Russian market. Our two metal container manufacturing facilities in Russia were closed at the beginning of 2023. In the fourth quarter of 2023, we recorded a rationalization credit of $17.7 million in the metal containers segment related to a loss recovery from Oesterreichische Kontrollbank Aktiengesellschaft, an Austrian entity that provides financial services including credit insurance, in respect of such net assets.

In 2019, we withdrew from the Central States, Southeast and Southwest Areas Pension Plan, or the Central States Pension Plan. As of December 31, 2025, our total future expected cash expenditures related to this withdrawal were $36.0 million. Remaining expenses related to the accretion of interest for the withdrawal liability for the Central States Pension Plan are expected to be approximately $0.8 million per year to be recognized annually through 2040, and remaining cash expenditures for the withdrawal liability related to the Central States Pension Plan are expected to be approximately $2.6 million per year through 2040.

Activity in reserves for our rationalization plans was as follows:

	Employee Severance and Benefits	Plant Exit Costs	Non-Cash Asset Write-Down	Total
	(Dollars in thousands)			
Balance as of January 1, 2023	$ 31,641	$ 159	$ —	$ 31,800
Charged to expense	12,314	6,175	(10,077)	8,412
Utilized and currency translation	(10,400)	(5,869)	10,077	(6,192)
Balance at December 31, 2023	33,555	465	—	34,020
Charged to expense	8,972	20,607	29,902	59,481
Utilized and currency translation	(13,209)	(21,072)	(29,902)	(64,183)
Balance at December 31, 2024	29,318	—	—	29,318
Charged to expense	28,356	13,603	18,550	60,509
Utilized and currency translation	(12,712)	(13,411)	(18,550)	(44,673)
Balance at December 31, 2025	$ 44,962	$ 192	$ —	$ 45,154

Non-cash asset write-downs were the result of comparing the carrying value of certain production related equipment to their fair value using estimated future discounted cash flows, a Level 3 fair value measurement (see Note 10 for information regarding a Level 3 fair value measurement). Non-cash asset write-downs for the year ended December 31, 2023 were net of recovered losses of $17.7 million discussed above.

Rationalization reserves as of December 31, 2025 and 2024 were recorded in our Consolidated Balance Sheets as accrued liabilities of $20.9 million and $3.8 million, respectively, and as other liabilities of $24.3 million and $25.5 million, respectively. Excluding the impact of our withdrawal from the Central States Pension Plan discussed above, remaining expenses and cash expenditures for our rationalization plans are expected to be $17.3 million and $37.1 million, respectively.

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss is reported in our Consolidated Statements of Stockholders' Equity. Amounts included in accumulated other comprehensive loss, net of tax, were as follows:

	Unrecognized Net Defined Benefit Plan Costs	Change in Fair Value of Derivatives	Foreign Currency Translation	Total
	(Dollars in thousands)			
Balance at January 1, 2023	$ (156,733)	$ (772)	$ (187,805)	$ (345,310)
Other comprehensive income before reclassifications	15,556	852	46,149	62,557
Amounts reclassified from accumulated other comprehensive loss	7,654	(296)	24,034	31,392
Other comprehensive income	23,210	556	70,183	93,949
Balance at December 31, 2023	(133,523)	(216)	(117,622)	(251,361)
Other comprehensive (loss) before reclassifications	(2,279)	(1,684)	(100,708)	(104,671)
Amounts reclassified from accumulated other comprehensive loss	5,814	(3,139)	—	2,675
Other comprehensive loss	3,535	(4,823)	(100,708)	(101,996)
Balance at December 31, 2024	(129,988)	(5,039)	(218,330)	(353,357)
Other comprehensive income before reclassifications	8,215	4,031	122,580	134,826
Amounts reclassified from accumulated other comprehensive loss	4,933	42	—	4,975
Other comprehensive income	13,148	4,073	122,580	139,801
Balance at December 31, 2025	$ (116,840)	$ (966)	$ (95,750)	$ (213,556)

The amounts reclassified to earnings from the unrecognized net defined benefit plan costs component of accumulated other comprehensive loss for the years ended December 31, 2025, 2024 and 2023 were net (losses) of $(6.6) million, $(7.6) million and $(10.2) million, respectively, excluding income tax benefits of $1.6 million, $1.8 million and $2.5 million, respectively. These net losses included amortization of net actuarial (losses) of $(6.6) million, $(7.5) million and $(11.0) million for the years ended December 31, 2025, 2024 and 2023, respectively, and amortization of net prior service (cost) credit of $(0.1) million and $0.8 million for the years ended December 31, 2024 and 2023, respectively. Amortization of net actuarial (losses) and net prior service (cost) credit is a component of net periodic benefit (cost) credit. See Note 13 for further discussion.

The amounts reclassified to earnings from the change in fair value of derivatives component of accumulated other comprehensive loss for the years ended December 31, 2025, 2024 and 2023 were not significant. See Note 10 which includes a discussion of derivative instruments and hedging activities.

The foreign currency translation component of accumulated other comprehensive loss includes: (i) foreign currency gains (losses) related to translation of year-end financial statements of foreign subsidiaries utilizing a functional currency other than the U.S. Dollar, and (ii) foreign currency (losses) gains related to our net investment hedges, net of tax. Foreign currency gains (losses) related to translation of year-end financial statements of foreign subsidiaries utilizing a functional currency other than the U.S. Dollar for the years ended December 31, 2025, 2024 and 2023 were $230.3 million, $(147.6) million and $57.7 million, respectively. Foreign currency (losses) gains related to our net investment hedges for the years ended December 31, 2025, 2024 and 2023 were $(142.3) million, $61.3 million and $(17.3) million, respectively, excluding an income tax benefit (provision) of $34.4 million, $(14.5) million and $3.8 million, respectively. See Note 10 for further discussion. Foreign currency translation losses reclassified from accumulated other comprehensive loss in 2023 were due to the shutdown of the two metal container manufacturing facilities in Russia.

NOTE 6. INVENTORIES

The components of inventories at December 31 were as follows:

		2025		2024
		(Dollars in thousands)		
Raw materials	$	586,296	$	450,389
Work-in-process		204,882		199,030
Finished goods		595,089		530,406
Other		16,861		17,192
		1,403,128		1,197,017
Adjustment to value inventory at cost on the LIFO method		(322,994)		(268,961)
	$	1,080,134	$	928,056

Inventories include $271.5 million and $264.7 million recorded on the FIFO method at December 31, 2025 and 2024, respectively, and $242.1 million and $195.5 million recorded on the average cost method at December 31, 2025 and 2024, respectively.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net at December 31 was as follows:

		2025		2024
		(Dollars in thousands)		
Land	$	105,227	$	96,965
Buildings and improvements		691,045		650,587
Machinery and equipment		4,407,018		4,122,498
Construction in progress		308,921		281,086
		5,512,211		5,151,136
Accumulated depreciation		(3,133,880)		(2,868,233)
	$	2,378,331	$	2,282,903

Depreciation expense in 2025, 2024 and 2023 was $254.5 million, $223.3 million and $210.1 million, respectively.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Changes in the carrying amount of goodwill were as follows:

	Dispensing and Specialty Closures	Metal Containers	Custom Containers	Total
	(Dollars in thousands)			
Balance at December 31, 2023	$ 1,670,972	$ 120,499	$ 226,770	$ 2,018,241
Acquisition	379,649	—	—	379,649
Currency translation	(76,883)	(3,557)	(1,419)	(81,859)
Balance at December 31, 2024	1,973,738	116,942	225,351	2,316,031
Acquisition	13,456	—	—	13,456
Currency translation	149,272	7,150	769	157,191
Balance at December 31, 2025	$ 2,136,466	$ 124,092	$ 226,120	$ 2,486,678

The components of other intangible assets, net at December 31 were as follows:

	2025		2024	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
	(Dollars in thousands)			
Definite-lived intangibles:				
Customer relationships	$ 1,159,220	$ (366,349)	$ 1,059,991	$ (299,917)
Other	151,018	(75,946)	138,311	(61,057)
	1,310,238	(442,295)	1,198,302	(360,974)
Indefinite-lived intangibles:				
Trade names	32,140	—	32,140	—
	$ 1,342,378	$ (442,295)	$ 1,230,442	$ (360,974)

Amortization expense in 2025, 2024 and 2023 was $64.6 million, $52.6 million and $53.1 million, respectively. Amortization expense is expected to be $64.0 million, $63.2 million, $60.9 million, $59.2 million and $57.2 million for the years ended December 31, 2026 through 2030, respectively.

NOTE 9. LONG-TERM DEBT

Long-term debt at December 31 was as follows:

	2025	2024
	(Dollars in thousands)	
Bank debt:		
Bank revolving loans	$ —	$ —
U.S. term loans	841,500	850,000
Euro term loans	1,046,390	931,950
Other foreign bank revolving and term loans	46,165	35,725
Total bank debt	1,934,055	1,817,675
3¼% Senior Notes	—	673,075
4⅛% Senior Notes	600,000	600,000
2¼% Senior Notes	587,200	517,750
4¼% Senior Notes	704,640	—
1.4% Senior Secured Notes	500,000	500,000
Finance leases	38,783	41,673
Total debt - principal	4,364,678	4,150,173
Less unamortized debt issuance costs and debt discount	17,830	13,320
Total debt	4,346,848	4,136,853
Less current portion	631,632	716,932
	$ 3,715,216	$ 3,419,921

AGGREGATE ANNUAL MATURITIES

The aggregate annual maturities of our debt (non-U.S. dollar debt has been translated into U.S. dollars at exchange rates in effect at the balance sheet date), excluding finance leases, are as follows (dollars in thousands):

2026	$ 627,926
2027	194,322
2028	1,379,544
2029	192,306
2030	1,221,976
Thereafter	709,821
	$ 4,325,895

At December 31, 2025, the current portion of our long-term debt consisted of $500.0 million of 1.4% Senior Secured Notes due 2026, $42.5 million of U.S. term loans and $52.8 million of Euro term loans under our senior secured credit facility, $32.6 million of other foreign bank revolving and term loans and $3.7 million of finance leases.

BANK CREDIT AGREEMENT

On March 24, 2017, we completed an amendment and restatement of our previous senior secured credit facility and subsequently entered into five amendments to our amended and restated senior secured credit facility, as so amended, the Credit Agreement, on each of November 4, 2024, June 22, 2023, November 9, 2021, February 1, 2021 and May 30, 2018. The most recent amendment to the Credit Agreement entered into on November 4, 2024, or the Fifth Amendment:

- refinanced outstanding term loans and revolving loans thereunder and extended the maturity dates to (i) November 4, 2029 with respect to revolving loans and (ii) November 4, 2030 with respect to term loans;
- increased the aggregate amount of Euro term loans thereunder from €700.0 million to €900.0 million, with the additional €200.0 million of Euro term loans being used to repay revolving loans under the Credit Agreement that were used to fund a portion of the purchase price for Weener Packaging and to pay fees, expenses and costs associated with the Fifth Amendment;
- removed the springing maturity date provisions that would have shortened the maturity dates under the Credit Agreement to the date that is 91 days prior to the maturity dates of the 3¼% Senior Notes due 2025 and the 1.4% Senior Secured Notes due 2026 (unless such notes were refinanced or repaid prior thereto);
- improved the interest rate margin grid for term loans;
- increased the uncommitted multi-currency incremental loan facility from $1.25 billion to $1.5 billion;
- amended certain covenants to provide additional flexibility; and
- amended certain other terms of the Credit Agreement.

The applicable margins for term loans and for revolving loans and swingline loans are reset quarterly using the applicable margin schedule based on our Total Net Leverage Ratio (as defined in the Credit Agreement). The range for the applicable margin for term loans is 0.00 percent to 0.75 percent for Base Rate Loans and 1.00 percent to 1.75 percent for Eurocurrency Rate Loans and RFR Loans (each as defined in the Credit Agreement). The range for the applicable margin for revolving loans and swingline loans is 0.00 percent to 0.50 percent for U.S. dollar-denominated Base Rate Loans and Canadian dollar-denominated Canadian Prime Rate Loans, 1.00 percent to 1.50 percent for Eurocurrency Rate Loans and RFR Loans (other than SONIA RFR Loans) and 1.0326 percent to 1.5326 percent for revolving loans maintained as SONIA RFR Loans (each as defined in the Credit Agreement).

Revolving loans under the Credit Agreement generally may be borrowed, repaid and reborrowed from time to time until November 4, 2029, the maturity date for our multi-currency revolving loan facility under the Credit Agreement. Proceeds from revolving loans may be used for working capital and other general corporate purposes (including acquisitions, capital expenditures, dividends, stock repurchases and refinancings and repayments of other debt).

The current outstanding term loans under the Credit Agreement ($841.5 million and €891.0 million) mature on November 4, 2030 and are repayable in installments. U.S. term loans are repayable in installments as follows: $42.5 million on December 31, 2026, $85.0 million on each of December 31, 2027, 2028 and 2029 and $544.0 million on November 4, 2030. Euro term loans are repayable in installments as follows: €45.0 million on December 31, 2026, €90.0 million on each of December 31, 2027, 2028 and 2029 and €576.0 million on November 4, 2030. In 2025, we repaid $8.5 million and €9.0 million of outstanding U.S term loans and Euro term loans, respectively, under the Credit Agreement. In 2024 and 2023, we repaid $100.0 million and $50.0 million of outstanding previous U.S. term loans under the Credit Agreement, respectively.

The Credit Agreement contains certain mandatory repayment provisions, including requirements to prepay loans with proceeds in excess of certain amounts received from certain assets sales. Generally, mandatory repayments are applied to the term loans and applied first to the next two scheduled amortization payments which are due on December 31 of the year of such mandatory repayment and the next succeeding year (or, if no such payment is due on December 31 of such year, to the payment due on December 31 of the immediately succeeding year or of the next succeeding year in which a payment is to be made) and, to the extent in excess thereof, pro rata to the remaining installments of the term loans. Voluntary prepayments of term loans may be applied to any tranche of term loans at our discretion and are applied to the scheduled amortization payments in direct order of maturity. Amounts repaid under the term loans may not be reborrowed.

The Credit Agreement also provides us with an uncommitted multi-currency incremental loan facility for up to U.S. $1.5 billion (which amount may be increased as provided in the Credit Agreement), which may take the form of one or more incremental term loan facilities under the Credit Agreement, increased commitments under the revolving loan facility under the Credit Agreement and/or incremental indebtedness in the form of secured loans and/or notes, subject to certain limitations. The uncommitted incremental loan facility provides, among other things, that any incremental loan borrowing shall:

- be denominated in a single currency, either in U.S. Dollars, Euros, Pounds Sterling or Canadian Dollars;
- be in a minimum aggregate amount of at least U.S. $50.0 million;
- have a maturity date no earlier than the maturity date for term loans under the Credit Agreement and a weighted average life to maturity of no less than the weighted average life to maturity of term loans under the Credit Agreement; and
- be used by us and certain of our foreign subsidiaries for working capital and other general corporate purposes, including to finance acquisitions and refinance any indebtedness assumed as a part of such acquisitions, to refinance or repurchase debt as permitted and to pay outstanding revolving loans under the Credit Agreement.

At December 31, 2025, we had term loan borrowings outstanding under the Credit Agreement of $841.5 million and €891.0 million, totaling U.S. denominated $1.89 billion principal amount (with Euro denominated term loans translated at exchange rates in effect at such date). At December 31, 2024, we had term loan borrowings outstanding under the Credit Agreement of $850.0 million and €900.0 million, totaling U.S. denominated $1.78 billion principal amount (with Euro denominated term loans translated at exchange rates in effect at such date). At December 31, 2025 and 2024, we had no revolving loans outstanding under the Credit Agreement. At December 31, 2025, the margin for term loans maintained as Eurocurrency Rate Loans and RFR Loans was 1.50 percent, and the margin for term loans maintained as Base Rate Loans was 0.50 percent. At December 31, 2025, the margin for revolving loans maintained as Eurocurrency Rate Loans or RFR Loans (other than SONIA RFR Loans) was 1.25 percent, the margin for revolving loans maintained as SONIA RFR Loans was 1.2826 percent and the margin for revolving loans maintained as Base Rate Loans and Canadian Prime Rate loans was 0.25 percent. In accordance with the Fifth Amendment, the margin for term loans and revolving loans will be reset quarterly after March 31, 2025 based upon our Total Leverage Ratio as provided in the Credit Agreement. As of December 31, 2025, the interest rate on U.S. term loans and Euro term loans under the Credit Agreement was 5.56 percent and 3.52 percent, respectively.

The Credit Agreement provides for the payment of a commitment fee ranging from 0.20 percent to 0.30 percent per annum on the daily average unused portion of commitments available under the revolving loan facility (0.25 percent at December 31, 2025). The commitment fee is reset quarterly based upon our Total Net Leverage Ratio as provided in the Credit Agreement.

We may utilize up to a maximum of $125.0 million of our multi-currency revolving loan facility under the Credit Agreement for letters of credit as long as the aggregate amount of borrowings of Revolving Loans under the multi-currency revolving loan facility and letters of credit do not exceed the amount of the commitment under such multi-currency revolving loan facility. The Credit Agreement provides for payment to the applicable lenders of a letter of credit fee equal to the applicable margin in effect for Revolving Loans under the multi-currency revolving loan facility, calculated on the stated amount of such letter of credit, and to the issuers of letters of credit of a fronting fee of the greater of (x) $500 per annum and (y) 0.25 percent per annum calculated on the aggregate stated amount of such letters of credit, in each case for their stated duration.

For 2025, 2024 and 2023, the weighted average annual interest rate paid on term loans under the Credit Agreement was 4.6 percent, 6.4 percent and 6.5 percent, respectively; and the weighted average annual interest rate paid on revolving loans under the Credit Agreement was 4.6 percent, 6.2 percent and 6.4 percent, respectively. From time to time, we enter into interest rate swap agreements to convert interest rate exposure from variable rates to fixed rates of interest. For 2025, 2024 and 2023, the weighted average annual interest rate paid on term loans under the Credit Agreement, after consideration of our interest rate swap agreements, was 4.6 percent, 5.9 percent and 6.2 percent, respectively. See Note 10 which includes a discussion of our interest rate swap agreements.

The indebtedness under the Credit Agreement is guaranteed by us, our U.S. subsidiaries and our Dutch subsidiary that is a borrower under the Credit Agreement. The stock of substantially all of our U.S. subsidiaries and certain of our Dutch subsidiaries and 65% of the stock of our Canadian and other non-U.S. subsidiaries directly owned by our U.S. subsidiaries has been pledged as security to the lenders under the Credit Agreement. The Credit Agreement contains certain financial and operating covenants which limit, subject to certain exceptions, among other things, our ability to incur additional indebtedness; create liens; consolidate, merge or sell assets; make certain advances, investments or loans; enter into certain transactions with affiliates; and engage in any business other than the packaging business and certain related businesses. In addition, we are required to meet specified financial covenants consisting of Interest Coverage and Total Net Leverage Ratios, each as defined in the Credit Agreement. We are currently in compliance with all covenants under the Credit Agreement.

Because we sell metal containers and closures used in the fruit and vegetable packing process, we have seasonal sales. As is common in the packaging industry, we must utilize working capital to build inventory and then carry accounts receivable for some customers beyond the packing season. Due to our seasonal requirements, which generally peak sometime in the summer or early fall, we may incur short-term indebtedness to finance our working capital requirements.

As a result of the Fifth Amendment, we recorded a pre-tax charge for the loss on early extinguishment of debt of $1.1 million in 2024 for the write-off of unamortized debt issuance costs.

4¼% SENIOR NOTES

On September 12, 2025, we issued €600.0 million aggregate principal amount of our 4¼% Senior Notes due 2031, or the 4¼% Notes, at 100 percent of their principal amount in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended.

The 4¼% Notes are guaranteed by our U.S. subsidiaries that guarantee the Credit Agreement, the 1.4% Senior Secured Notes due 2026, or the 1.4% Notes, the 4⅛% Senior Notes due 2028, or the 4⅛% Notes, and the 2¼% Senior Notes due 2028, or the 2¼% Notes. The 4¼% Notes are not guaranteed by any of our subsidiaries that do not guarantee the Credit Agreement, the 1.4% Notes, the 4⅛% Notes and the 2¼% Notes, any of our non-U.S. subsidiaries and any of our non-wholly owned subsidiaries. The guarantee of each subsidiary guarantor will be released to the extent such subsidiary no longer guarantees the Credit Agreement or when the 1.4% Notes are paid off on or before they mature on April 1, 2026, provided we do not issue any other debt securities for which a U.S. subsidiary provides a guarantee before that date.

The 4¼% Notes and the related guarantees are general senior unsecured obligations of us and the subsidiary guarantors, respectively, and are (i) effectively subordinated to all of our and the subsidiary guarantors' existing and future secured indebtedness, including secured indebtedness under the Credit Agreement and the 1.4% Notes, to the extent of the value of the assets securing such indebtedness, (ii) equal in right of payment with all of our and the subsidiary guarantors' existing and future senior indebtedness, including the 2¼% Notes and the 4⅛% Notes, (iii) senior to all of our and the subsidiary guarantors' existing and future subordinated indebtedness, and (iv) structurally subordinated to the existing and future indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries.

The 4¼% Notes will mature on February 15, 2031. Interest on the 4¼% Notes is payable semiannually on February 15 and August 15 of each year. The 4¼% Notes were issued pursuant to, and are governed by, that certain indenture, dated as of September 12, 2025, among us, certain of our U.S. subsidiaries, U.S. Bank Trust Company, National Association, as trustee, U.S. Bank Europe DAC, UK Branch, as paying agent, and U.S. Bank Europe DAC, as registrar and transfer agent, which indenture contains covenants that are generally less restrictive than those in the Credit Agreement and substantially similar to the covenants in the indentures for the 1.4% Notes, the 4⅛% Notes and the 2¼% Notes.

The 4¼% Notes are redeemable, at our option, in whole or in part, at any time on or after September 15, 2027 initially at 102.125 percent of their principal amount, plus accrued and unpaid interest to the redemption date, declining ratably annually to 100 percent of their principal amount, plus accrued and unpaid interest to the redemption date, on or after September 15, 2029. At any time before September 15, 2027, we also have the right to redeem the 4¼% Notes, in whole or in part, at a redemption price equal to 100 percent of their principal amount plus a make-whole premium as provided in the indenture for the 4¼% Notes, together with accrued and unpaid interest to the redemption date. In addition, before September 15, 2027, we have the right to redeem up to 40 percent of the aggregate principal amount of outstanding of the 4¼% Notes with the proceeds from sales of certain kinds of our capital stock at a redemption price equal to 104.250 percent of their principal amount, plus accrued and unpaid interest to the redemption date.

We will be required to make an offer to repurchase the 4¼% Notes at a price of 101 percent of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a change of control repurchase event as provided in the indenture for the 4¼% Notes. In connection with any tender offer for, or any other offer to purchase, the 4¼% Notes (including a change of control offer), if holders of no less than 90 percent of the aggregate principal amount of the then outstanding 4¼% Notes validly tender their 4¼% Notes in such offer, we, or a third party making such offer, is entitled to redeem all remaining 4¼% Notes at the price offered to each holder (excluding any early tender, incentive or similar fee).

The net proceeds from the sale of the 4¼% Notes were approximately €592.4 million after deducting the initial purchasers' discount and offering expenses. We used the net proceeds from the sale of the 4¼% Notes to repay outstanding Euro revolving loan borrowings under the Credit Agreement that were utilized to fund the repayment of our 3¼% Senior Notes due 2025, or the 3¼% Notes, on March 15, 2025.

1.4% SENIOR SECURED NOTES

On February 10, 2021, we issued $500.0 million aggregate principal amount of our 1.4% Senior Secured Notes due 2026, or the 1.4% Notes, at 99.945 percent of their principal amount.

The 1.4% Notes are guaranteed on a senior secured basis by our U.S. subsidiaries that guarantee the Credit Agreement. The 1.4% Notes are not guaranteed by any of our subsidiaries that do not guarantee the Credit Agreement, any of our non-U.S. subsidiaries or any of our non-wholly owned subsidiaries. The 1.4% Notes and related guarantees are secured by pledges of equity interests, or the Collateral, that are owned by us and by each subsidiary guarantor, to the extent equity interests are also pledged to secure the obligations of U.S. borrowers under the Credit Agreement. The 1.4% Notes will share equally in the Collateral with the Credit Agreement. The guarantee of each such subsidiary guarantor will be released to the extent such subsidiary no longer guarantees the Credit Agreement and in certain other circumstances, and the Collateral pledged by such subsidiary guarantor will also be released upon the release of such subsidiary guarantor's guarantee.

The 1.4% Notes and related guarantees are senior secured obligations of us and the subsidiary guarantors. The 1.4% Notes and related guarantees rank equal in right of payment with all of our and the subsidiary guarantors' existing and future unsubordinated indebtedness, including under the Credit Agreement and the 4¼% Notes, our 2¼% Senior Notes due 2028, or the 2¼% Notes, and our 4⅛% Senior Notes due 2028, or the 4⅛% Notes; are senior in right of payment to all of our and the subsidiary guarantors' future indebtedness that is by its terms expressly subordinated in right of payment to the 1.4% Notes; rank equal in right of payment to all of our and the subsidiary guarantors' existing and future senior secured indebtedness (including indebtedness under the Credit Agreement) that is secured by the Collateral on a first-priority basis, to the extent of the value of the Collateral; rank effectively senior to all of our and the subsidiary guarantors' existing and future unsecured indebtedness, including the 4¼% Notes, the 2¼% Notes and the 4⅛% Notes, and indebtedness secured on a junior basis, in each case to the extent of the value of the Collateral; rank effectively junior to all existing and future indebtedness that is secured by liens on assets that do not constitute a part of the Collateral, to the extent of the value of such assets; and are structurally subordinated to all existing and future indebtedness and other liabilities of each of our existing and future subsidiaries that do not guarantee the 1.4% Notes.

As a result of the guarantees by the subsidiary guarantors of the 1.4% Notes, such subsidiaries were also required to guarantee, and have guaranteed, on a senior unsecured basis the 4¼% Notes, the 2¼% Notes and the 4⅛% Notes pursuant to the indentures (as supplemented as applicable) for the 4¼% Notes, the 2¼% Notes and the 4⅛% Notes.

The 1.4% Notes are not, and are not required to be, registered under the Securities Act of 1933, as amended.

The 1.4% Notes mature on April 1, 2026. Interest on the 1.4% Notes is payable semi-annually in cash on April 1 and October 1 of each year. The 1.4% Notes were issued pursuant to an indenture by and among Silgan, certain of our U.S. subsidiaries and Computershare Corporate Trust, as trustee and collateral agent, which indenture contains covenants that are generally less restrictive than those in the Credit Agreement and substantially similar to the covenants in the indentures for the 4¼% Notes, the 2¼% Notes and the 4⅛% Notes.

Prior to March 1, 2026 (one month prior to the maturity date of the 1.4% Notes, or the Par Call Date) the 1.4% Notes will be redeemable at a redemption price equal to the greater of (i) 100 percent of the principal amount of the 1.4% Notes to be redeemed and (ii) the principal amount of the 1.4% Notes plus a "make-whole" amount, plus, in each case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the 1.4% Notes will be redeemable at a redemption price equal to 100 percent of the aggregate principal amount of any 1.4% Notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

We will be required to make an offer to repurchase the 1.4% Notes at a repurchase price equal to 101 percent of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a change of control repurchase event as provided in the indenture for the 1.4% Notes.

2¼% SENIOR NOTES

On February 26, 2020, we issued €500.0 million aggregate principal amount of our 2¼% Senior Notes due 2028, or the 2¼% Notes, at 100 percent of their principal amount.

The 2¼% Notes are guaranteed by our U.S. subsidiaries that guarantee the Credit Agreement, the 1.4% Notes, the 4¼% Notes and the 4⅛% Notes. The 2¼% Notes are not guaranteed by any of our subsidiaries that do not guarantee the Credit Agreement and the 1.4% Notes, any of our non-U.S. subsidiaries and any of our non-wholly owned subsidiaries. The guarantee of each subsidiary guarantor will be released to the extent such subsidiary no longer guarantees the Credit Agreement or when the 1.4% Notes are paid off on or before they mature on April 1, 2026, provided we do not issue any other debt securities for which a U.S. subsidiary provides a guarantee before that date.

The 2¼% Notes and the related guarantees are general senior unsecured obligations of us and the subsidiary guarantors, respectively, and are (i) effectively subordinated to all of our and the subsidiary guarantors' existing and future secured indebtedness, including secured indebtedness under the Credit Agreement and the 1.4% Notes, to the extent of the value of the assets securing such indebtedness, (ii) equal in right of payment with all of our and the subsidiary guarantors' existing and future senior indebtedness, including the 4¼% Notes and the 4⅛% Notes, (iii) senior to all of our and the subsidiary guarantors' existing and future subordinated indebtedness, and (iv) structurally subordinated to the existing and future indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries.

The 2¼% Notes will mature on June 1, 2028. Interest on the 2¼% Notes is payable semiannually in cash on January 15 and July 15 of each year. The 2¼% Notes were issued pursuant to an indenture by and among Silgan, U.S. Bank National Association, as trustee, U.S. Bank Europe DAC, UK Branch, as paying agent, and U.S. Bank Europe DAC, as registrar and transfer agent, which indenture contains covenants that are generally less restrictive than those in the Credit Agreement and substantially similar to the covenants in the indentures for the 4¼% Notes and the 4⅛% Notes.

The 2¼% Notes are redeemable, at our option, in whole or in part, at any time at 100 percent of their principal amount, plus accrued and unpaid interest to the redemption date.

We will be required to make an offer to repurchase the 2¼% Notes at a repurchase price equal to 101 percent of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a change of control repurchase event as provided in the indenture for the 2¼% Notes. In connection with any tender offer for, or any other offer to purchase, the 2¼% Notes (including a change of control repurchase event offer), if holders of no less than 90 percent of the aggregate principal amount of the then outstanding 2¼% Notes validly tender their 2¼% Notes in such offer, we, or a third party making such offer, are entitled to redeem all remaining 2¼% Notes at the price offered to each holder (excluding any early tender, incentive or similar fee).

4⅛% SENIOR NOTES

On November 12, 2019, we issued $400.0 million aggregate principal amount of our 4⅛% Senior Notes due 2028, or the 4⅛% Notes, at 100 percent of their principal amount. On February 26, 2020, we issued an additional $200.0 million aggregate principal amount of the 4⅛% Notes at 99.5 percent of their principal amount, plus accrued and unpaid interest from November 12, 2019.

The 4⅛% Notes are guaranteed by our U.S. subsidiaries that guarantee the Credit Agreement, the 1.4% Notes, the 4¼% Notes and the 2¼% Notes. The 4⅛% Notes are not guaranteed by any of our subsidiaries that do not guarantee the Credit Agreement and the 1.4% Notes, any of our non-U.S. subsidiaries and any of our non-wholly owned subsidiaries. The guarantee of each subsidiary guarantor will be released to the extent such subsidiary no longer guarantees the Credit Agreement or when the 1.4% Notes are paid off on or before they mature on April 1, 2026, provided we do not issue any other debt securities for which a U.S. subsidiary provides a guarantee before that date.

The 4⅛% Notes and the related guarantees are general senior unsecured obligations of us and the subsidiary guarantors, respectively, and are (i) effectively subordinated to all of our and the subsidiary guarantors' existing and future secured indebtedness, including secured indebtedness under the Credit Agreement and the 1.4% Notes, to the extent of the value of the assets securing such indebtedness, (ii) equal in right of payment with all of our and the subsidiary guarantors' existing and future senior indebtedness, including the 4¼% Notes and the 2¼% Notes, (iii) senior to all of our and the subsidiary guarantors' existing and future subordinated indebtedness, and (iv) structurally subordinated to the existing and future indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries.

The 4⅛% Notes will mature on February 1, 2028. Interest on the 4⅛% Notes is payable semiannually in cash on April 1 and October 1 of each year. The 4⅛% Notes were issued pursuant to an indenture by and between Silgan and U.S. Bank National Association, as trustee, which indenture contains covenants that are generally less restrictive than those in the Credit Agreement and substantially similar to those in the indentures for the 4¼% Notes and the 2¼% Notes.

The 4⅛% Notes are redeemable, at our option, in whole or in part, at any time at 100 percent of their principal amount, plus accrued and unpaid interest to the redemption date.

We will be required to make an offer to repurchase the 4⅛% Notes at a repurchase price equal to 101 percent of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a change of control repurchase event as provided in the indenture for the 4⅛% Notes. In connection with any tender offer for, or any other offer to purchase, the 4⅛% Notes (including a change of control repurchase event offer), if holders of no less than 90 percent of the aggregate principal amount of the then outstanding 4⅛% Notes validly tender their 4⅛% Notes in such offer, we, or a third party making such offer, are entitled to redeem all remaining 4⅛% Notes at the price offered to each holder (excluding any early tender, incentive or similar fee).

3¼% SENIOR NOTES

On March 15, 2025, we repaid all €650.0 million aggregate principal amount of our 3¼% Notes, at 100 percent of their principal amount plus accrued and unpaid interest to the repayment date. We funded this repayment with Euro revolving loan borrowings under the Credit Agreement and cash on hand.

NOTE 10. FINANCIAL INSTRUMENTS

The financial instruments recorded in our Consolidated Balance Sheets include cash and cash equivalents, trade accounts receivable, trade accounts payable, debt obligations and derivative instruments. Due to their short-term maturity, the carrying amounts of trade accounts receivable and trade accounts payable approximate their fair market values. The following table summarizes the carrying amounts and estimated fair values of our other significant financial instruments at December 31:

	2025		2024	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Assets:				
Cash and cash equivalents	$ 1,080,659	$ 1,080,659	$ 822,854	$ 822,854
Liabilities:				
Bank debt	$ 1,934,055	$ 1,934,055	$ 1,817,675	$ 1,817,675
4⅛% Notes	599,695	590,628	599,564	572,646
2¼% Notes	587,200	575,174	517,750	494,239
4¼% Notes	704,640	715,210	—	—
1.4% Notes	499,985	495,750	499,930	476,260

FAIR VALUE MEASUREMENTS

FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). GAAP classifies the inputs used to measure fair value into a hierarchy consisting of three levels. Level 1 inputs represent unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs represent unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs represent unobservable inputs for the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The financial assets and liabilities that are measured on a recurring basis at December 31, 2025 and 2024 consist of our cash and cash equivalents and derivative instruments. We measured the fair value of cash and cash equivalents using Level 1 inputs. We measured the fair value of our derivative instruments using the income approach. The fair value of our derivative instruments reflects the estimated amounts that we would pay or receive based on the present value of the expected cash flows derived from market rates and prices. As such, these derivative instruments are classified within Level 2.

FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Our bank debt, 4⅛% Notes, 2¼% Notes, 4¼% Notes and 1.4% Notes were recorded at historical amounts in our Consolidated Balance Sheets, as we have not elected to measure them at fair value. We measured the fair value of our variable rate bank debt using the market approach based on Level 2 inputs. Fair values of the 4⅛% Notes, 2¼% Notes, 4¼% Notes and 1.4% Notes were estimated based on the quoted market price, a Level 1 input.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We utilize certain derivative financial instruments to manage a portion of our interest rate and natural gas cost exposures. We generally limit our use of derivative financial instruments to interest rate and natural gas swap agreements. We do not engage in trading or other speculative uses of derivative financial instruments.

Our interest rate and natural gas swap agreements are accounted for as cash flow hedges and changes in their fair values are recorded in accumulated other comprehensive loss, a component of stockholder's equity, and reclassified into earnings in future periods when earnings are affected by the variability of the hedged cash flows.

INTEREST RATE SWAP AGREEMENTS

From time to time, we enter into interest rate swap agreements to manage a portion of our exposure to interest rate fluctuations, effectively converting interest rate exposure from variable rates to fixed rates of interest.

In 2018, we entered into $100.0 million aggregate notional principal amount of U.S. dollar interest rate swap agreements, which matured in March 2023 and had a fixed rate of 2.878 percent. In March 2023, we entered into $300.0 million aggregate notional principal amount of U.S. dollar interest rate swap agreements which mature in April 2026. These agreements have a weighted average fixed rate of 3.90 percent and were entered into with financial institutions which are expected to fully perform under the terms thereof. In October 2024, we entered into €685.0 million aggregate notional principal amount of Euro interest rate swap agreements to manage a portion of our exposure to interest rate fluctuations for our Euro term loans under the Credit Agreement. These agreements mature as follows: €35.0 million in October 2026; €70.0 million in October 2027; and €580.0 million in October 2030. These agreements have a weighted average fixed rate of 2.43 percent and were entered into with financial institutions which are expected to fully perform under the terms thereof.

The difference between amounts to be paid or received on interest rate swap agreements is recorded in interest and other debt expense in our Consolidated Statements of Income, and such difference was not significant for each of the years ended December 31, 2025, 2024 and 2023. The total fair value of our interest rate swap agreements at December 31, 2025 and 2024 was not significant.

NATURAL GAS SWAP AGREEMENTS

We have entered into natural gas swap agreements with a major financial institution to manage a portion of our exposure to fluctuations in natural gas prices. The difference between amounts to be paid or received on natural gas swap agreements is recorded in cost of goods sold in our Consolidated Statements of Income and was not significant for each of the years ended December 31, 2025, 2024 and 2023. These agreements are with financial institutions which are expected to fully perform under the terms thereof. The total fair value of our natural gas swap agreements in effect at December 31, 2025 and 2024 was not significant.

FOREIGN CURRENCY EXCHANGE RATE RISK

In an effort to minimize foreign currency exchange rate risk, we have financed acquisitions of foreign operations primarily with borrowings denominated in Euros. In addition, where available, we have borrowed funds in local currency or implemented certain internal hedging strategies to minimize our foreign currency exchange rate risk related to foreign operations, including net investment hedges related to the Euro term loans under the Credit Agreement and our Euro denominated senior notes. Foreign currency (losses) gains related to our net investment hedges included in accumulated other comprehensive loss were $(142.3) million, $61.3 million and $(17.3) million for the years ended December 31, 2025, 2024 and 2023, respectively.

CONCENTRATION OF CREDIT RISK

We derive a significant portion of our revenue from multi-year supply agreements with many of our customers. Aggregate revenues from our two largest customers (Nestlé S.A. and Campbell Soup Company) accounted for approximately 20.4 percent, 20.3 percent and 19.8 percent of our net sales in 2025, 2024 and 2023, respectively. The receivable balances from these customers collectively represented 3.3 percent and 2.8 percent of our trade accounts receivable at December 31, 2025 and 2024, respectively. As is common in the packaging industry, we provide extended payment terms to some of our customers due to the seasonality of the vegetable and fruit packing process. Exposure to losses is dependent on each customer's financial position. We perform ongoing credit evaluations of our customers' financial condition, and our receivables are generally not collateralized. We maintain an allowance for doubtful accounts which we believe is adequate to cover potential credit losses based on customer credit evaluations, collection history and other information. Accounts receivable are considered past due based on the original due date and write-offs occur only after all reasonable collection efforts are exhausted.

NOTE 11. COMMITMENTS AND CONTINGENCIES

We have noncancelable operating leases for office and plant facilities, equipment and automobiles that expire at various dates through 2040. Certain operating leases have renewal options and rent escalation clauses as well as various purchase options.

Lease right-of-use assets represent the right to use an underlying asset pursuant to the lease for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Lease right-of-use assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate generally applicable to the location of the lease right-of-use asset, unless an implicit rate is readily determinable. We combine lease and certain non-lease components in determining the lease payments subject to the initial present value calculation. Lease right-of-use assets include upfront lease payments and exclude lease incentives, where applicable. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised.

Lease expense for operating leases consists of both fixed and variable components. Expense related to fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are generally expensed as incurred, where applicable, and include certain index-based changes in rent, certain non-lease components, such as maintenance and other services provided by the lessor, and other charges included in the lease. Leases with an initial term of twelve months or less are not recorded on the balance sheet. The depreciable life of lease right-of-use assets is generally the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise for such assets.

We recognized total lease expense of $112.7 million, $100.7 million and $98.4 million for the years ended December 31, 2025, 2024 and 2023, respectively, primarily related to operating lease costs paid to lessors from operating cash flows. Right-of-use assets obtained in exchange for new operating lease liabilities, a non-cash item, were $90.6 million, $41.7 million and $67.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Operating lease right-of-use assets were recorded in our Consolidated Balance Sheets as other assets, net of $255.6 million and $206.1 million as of December 31, 2025 and 2024, respectively. Operating lease liabilities of $270.2 million and $220.5 million were recorded in our Consolidated Balance Sheets as accrued liabilities of $50.7 million and $48.9 million and other liabilities of $219.5 million and $171.6 million as of December 31, 2025 and 2024, respectively. At December 31, 2025, our operating leases had a weighted average discount rate of 5.2 percent and a weighted average remaining lease term of approximately 7 years.

To a lesser extent, we have certain leases that qualify as finance leases. Finance lease right-of-use assets were recorded in our Consolidated Balance Sheets as property, plant and equipment, net of $39.7 million and $38.4 million as of December 31, 2025 and 2024, respectively. Finance lease liabilities of $38.8 million and $41.7 million were recorded in our Consolidated Balance Sheets as current portion of long term-debt of $3.7 million and $4.5 million as of December 31, 2025 and 2024, respectively, and long-term debt of $35.1 million and $37.2 million as of December 31, 2025 and 2024, respectively. At December 31, 2025, our finance leases had a weighted average discount rate of 4.4 percent and a weighted average remaining lease term of approximately 12 years.

The aggregate annual maturities of lease liabilities are as follows (dollars in thousands):

	Operating Leases	Finance Leases
2026	$ 66,368	$ 5,295
2027	53,409	4,504
2028	42,076	3,952
2029	33,522	3,755
2030	30,396	3,295
Thereafter	97,315	30,171
Total lease payments	323,086	50,972
Less imputed interest	(52,851)	(12,188)
Total	$ 270,235	$ 38,784

At December 31, 2025, we did not have any significant operating or finance leases that had not commenced.

At December 31, 2025, we had noncancelable commitments for capital expenditures in 2026 of $36.0 million.

We are a party to other legal proceedings, contract disputes and claims arising in the ordinary course of our business. We are not a party to, and none of our properties are subject to, any pending legal proceedings which could have a material adverse effect on our business or financial condition.

NOTE 12. SUPPLY CHAIN FINANCE PROGRAM

We have a supply chain finance (SCF) program with a major global financial institution. Under this SCF program, a qualifying supplier may elect, but is not obligated, to sell its receivables from us to such financial institution. Once a qualifying supplier elects to participate in this SCF program, all of our payments to the participating supplier are paid to such financial institution in this SCF program on the invoice due date under our agreement with such supplier, regardless of whether the individual invoice was sold by the supplier to such financial institution. We may terminate our agreement with such financial institution upon at least 30 days' notice, and such financial institution may terminate our agreement upon at least 10 days' notice. Additionally, suppliers who elect to participate in this SCF program may terminate their participation upon at least 30 days' notice. The suppliers' receivables sold under this SCF program can be outstanding up to 210 days from the invoice date. Suppliers' receivables included in this SCF program were $438.5 million and $303.7 million at December 31, 2025 and 2024, respectively, and were included in accounts payable in our Consolidated Balance Sheets.

The outstanding obligations confirmed under our SCF program were as follows:

	2025	2024
	(Dollars in thousands)	
Confirmed obligations outstanding at the beginning of the year	$ 303,707	$ 330,153
Invoices confirmed during the year	706,840	575,592
Confirmed invoices paid during the year	(572,033)	(602,038)
Obligations outstanding at the end of the year	$ 438,514	$ 303,707

NOTE 13. RETIREMENT BENEFITS

We sponsor a number of defined benefit and defined contribution pension plans which cover substantially all U.S. employees, other than union employees covered by multiemployer defined benefit pension plans under collective bargaining agreements. Pension benefits are provided based on either a career average, final pay or years of service formula. With respect to certain hourly employees, pension benefits are provided based on stated amounts for each year of service. Our U.S. salaried pension plans are closed to new employees.

We also sponsor other postretirement benefits plans, including unfunded defined benefit health care and life insurance plans, which provide postretirement benefits to certain employees. The plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features including deductibles and coinsurance. Retiree health care benefits are paid as covered expenses are incurred.

The changes in benefit obligations and plan assets as well as the funded status of our retirement plans at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024
	(Dollars in thousands)			
Change in benefit obligation				
Obligation at beginning of year	$ 653,971	$ 698,726	$ 11,955	$ 13,373
Service cost	7,467	8,415	13	27
Interest cost	32,559	33,868	428	644
Actuarial losses (gains)	8,000	(18,748)	(2,529)	(65)
Special termination benefits	—	—	—	—
Plan amendments	36	—	(38)	(339)
Curtailment gain	(1,346)	(239)	—	—
Benefits paid	(49,494)	(62,056)	(1,247)	(1,703)
Participants' contributions	—	—	1	18
Foreign currency exchange rate changes	12,231	(5,995)	—	—
Obligation at end of year	663,424	653,971	8,583	11,955
Change in plan assets				
Fair value of plan assets at beginning of year	769,630	807,016	—	—
Actual return on plan assets	57,200	21,689	—	—
Employer contributions	3,169	2,981	1,246	1,685
Participants' contributions	—	—	1	18
Benefits paid	(49,494)	(62,056)	(1,247)	(1,703)
Fair value of plan assets at end of year	780,505	769,630	—	—
Funded status	$ 117,081	$ 115,659	$ (8,583)	$ (11,955)

Actuarial losses (gains) related to pension benefits were primarily the result of changes in discount rates used to calculate projected benefit obligations.

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024
	(Dollars in thousands)			
Amounts recognized in the consolidated balance sheets				
Non-current assets	$ 208,100	$ 206,800	$ —	$ —
Current liabilities	(3,735)	(3,009)	(1,643)	(1,299)
Non-current liabilities	(87,284)	(88,132)	(6,940)	(10,656)
Net amount recognized	$ 117,081	$ 115,659	$ (8,583)	$ (11,955)
Amounts recognized in accumulated other comprehensive loss				
Net actuarial loss (gain)	$ 155,043	$ 170,649	$ (6,192)	$ (4,443)
Prior service cost (credit)	101	234	(318)	(340)
Net amount recognized	$ 155,144	$ 170,883	$ (6,510)	$ (4,783)

The fair value of plan assets for our domestic pension plans was approximately 136 percent and 137 percent of their projected benefit obligations at December 31, 2025 and 2024, respectively. Pension plans with projected benefit obligations in excess of plan assets at December 31, 2025 and 2024 consisted entirely of our international pension benefit plans which are not funded. The projected benefit obligation for our international pension benefit plans was $91.0 million and $91.1 million at December 31, 2025 and 2024, respectively.

The accumulated benefit obligation for all pension benefit plans at December 31, 2025 and 2024 was $652.4 million and $639.7 million, respectively. Pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2025 and 2024 consisted entirely of our international pension benefit plans which are not funded. The accumulated benefit obligation for our international pension benefit plans was $88.8 million and $86.5 million at December 31, 2025 and 2024, respectively.

The benefits expected to be paid from our pension and other postretirement benefit plans, which reflect future years of service, are as follows (dollars in thousands):

	Pension Benefits	Other Postretirement Benefits
2026	$ 48,749	$ 1,643
2027	49,563	1,013
2028	50,119	892
2029	50,542	819
2030	50,857	762
2031-2035	249,093	3,044
	$ 498,923	$ 8,173

Our principal domestic pension and other postretirement benefit plans used the following weighted average actuarial assumptions to determine the benefit obligations at December 31:

	2025	2024
Discount rate	5.4 %	5.7 %
Expected return on plan assets	5.5 %	5.5 %
Rate of compensation increase	3.3 %	2.4 %
Health care cost trend rate:		
Assumed for next year	6.8 %	5.0 %
Ultimate rate	4.0 %	4.0 %
Year that the ultimate rate is reached	2048	2043

Our expected return on plan assets is determined by current and expected asset allocation of plan assets, estimates of future long-term returns on those types of plan assets and historical long-term investment performance.

Our international pension benefit plans used a discount rate of 4.3 percent and 3.6 percent as of December 31, 2025 and 2024, respectively, and a rate of compensation increase of 4.1 percent to determine the benefit obligation as of each of December 31, 2025 and 2024.

The components of the net periodic benefit cost (credit) for each of the years ended December 31 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2025	2024	2023	2025	2024	2023
	(Dollars in thousands)					
Service cost	$ 7,467	$ 8,415	$ 8,573	$ 13	$ 27	$ 50
Interest cost	32,559	33,868	34,725	428	644	745
Expected return on plan assets	(41,047)	(43,085)	(40,781)	—	—	—
Amortization of prior service cost (credit)	78	90	97	(59)	(20)	(948)
Amortization of actuarial losses (gains)	7,336	7,917	11,638	(781)	(361)	(617)
Special termination benefits	—	—	577	—	—	—
Curtailment gain	(1,346)	(244)	—	—	—	(1,103)
Net periodic benefit cost (credit)	$ 5,047	$ 6,961	$ 14,829	$ (399)	$ 290	$ (1,873)

Our principal domestic pension and other postretirement benefit plans used the following weighted average actuarial assumptions to determine net periodic benefit cost (credit) for the years ended December 31:

	2025	2024	2023
Discount rate	5.7 %	5.3 %	5.6 %
Expected return on plan assets	5.5 %	5.5 %	5.5 %
Rate of compensation increase	2.4 %	2.4 %	2.4 %
Health care cost trend rate	5.0 %	5.0 %	5.0 %

Our international pension benefit plans used a discount rate of 3.6 percent, 3.6 percent and 4.2 percent for the years ended December 31, 2025, 2024 and 2023, respectively, and a rate of compensation increase of 4.1 percent, 4.1 percent and 3.9 percent to determine net periodic benefit cost (credit) for the years ended December 31, 2025, 2024 and 2023, respectively.

MULTIEMPLOYER PENSION PLANS

In 2025, we participated in two multiemployer pension plans which provide defined benefits to certain of our union employees. The aggregate amount contributed to these plans and charged to pension cost in 2025, 2024 and 2023 was $3.0 million, $3.2 million and $3.6 million, respectively.

The risks of participating in multiemployer plans are different from the risks of single-employer plans in the following respects: (i) assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) if a participating employer ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (iii) if we cease to have an obligation to contribute to the multiemployer plan in which we had been a contributing employer, we may be required to pay to the plan an amount (referred to as a withdrawal liability) based on the underfunded status of the plan and on our historical participation in the plan prior to the cessation of our obligation to contribute.

Further information on the multiemployer plans we participated in during the years ended December 31, 2025, 2024 and 2023 is as follows:

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP / RP Status Pending / Implemented	Contributions			Surcharge Imposed
		2025	2024		2025	2024	2023	
					(Dollars in thousands)			
IAM National Pension Fund [1]	51-6031295/002	Red	Red	Implemented	2,538	2,624	2,626	No
Western Conference of Teamsters Pension Plan [2]	91-6145047/001	Green	Green	N/A	463	580	1,008	No
Total Contributions					$ 3,001	$ 3,204	$ 3,634	

_____

[1] The applicable collective bargaining agreements related to this pension fund expire at various times through April 30, 2028. Although this pension fund was formally certified in the yellow zone in 2019, the trustees of this pension fund voluntarily elected to place this pension fund in the red zone to take advantage of certain provisions of the Pension Protection Act even though this pension fund had a funded status of 87 percent, 87 percent and 88 percent at the beginning of 2022, 2023 and 2024, respectively.

[2] The applicable collective bargaining agreement related to this pension plan expires on September 30, 2028.

The "EIN/Pension Plan Number" column provides the Employer Identification Number and the three digit plan number assigned to a plan by the Internal Revenue Service. The most recent Pension Protection Act Zone Status available for 2025 and 2024 is for plan years that ended in 2024 and 2023, respectively. The zone status is based on information provided to us and other participating employers by each plan and is certified by the plan's actuary. A plan in the "red" zone has been determined to be in "critical" or "critical and declining" status, based on criteria established under the Internal Revenue Code of 1986, as amended (the "Code"), and is generally less than 65 percent funded. A plan in the "green zone" is at least 80 percent funded. The "FIP/RP Status Pending/Implemented" column indicates whether a rehabilitation plan, as required under the Code to be adopted by plans in the "red" zone, is pending or has been implemented as of the end of the 2025 plan year. The "Surcharge Imposed" column indicates whether our contribution rate for 2025 included an amount in addition to the contribution rate specified in the applicable collective bargaining agreement, as imposed by a plan in "critical" or "critical and declining" status in accordance with the requirements of the Code.

Our contributions to the IAM National Pension Fund and the Western Conference of Teamsters Pension Plan were less than five percent of total contributions made by all employers to these plans, as reported by these plans for the year ended December 31, 2024, the most recent plan year available. We do not expect our contributions to the IAM National Pension Fund and the Western Conference of Teamsters Pension Plan for the year ended December 31, 2026 to be significantly different from our contributions for the year ended December 31, 2025.

DEFINED CONTRIBUTION PLANS

We also sponsor defined contribution plans covering certain employees. Our contributions to these plans are based upon employee contributions and operating profitability. Contributions charged to expense for these plans for the years ended December 31, 2025, 2024 and 2023 were $16.2 million, $14.9 million and $16.4 million, respectively.

PLAN ASSETS

INVESTMENT STRATEGY

In 2023, we changed our investment allocations to a liability driven investment strategy that more closely matches plan assets with plan liabilities primarily using long duration fixed income securities. As of December 31, 2025, approximately 83 percent of our plan assets were held in a designated liability-hedging oriented portfolio focused on holding fixed income securities (generally investment grade), and approximately 17 percent of our plan assets were held in a designated growth oriented portfolio focused on holding an allocation of mutual funds and exchange traded funds broadly characterized as a 60 percent/40 percent allocation between equity and fixed income securities.

We attempt to mitigate investment risk by reviewing our investment portfolio on at least a quarterly basis, with assets re-allocated as required to adhere to our target allocations.

The weighted average asset allocation for our pension plans at December 31, 2025 and 2024 and target allocation for 2025 were as follows:

	Target Allocation	Actual Allocation	
		2025	2024
Fixed income securities	89 %	88 %	87 %
Equity securities—US	6 %	6 %	7 %
Equity securities—International	3 %	3 %	3 %
Cash and cash equivalents	2 %	3 %	3 %
	100 %	100 %	100 %

FAIR VALUE MEASUREMENTS

As of December 31, 2025 and 2024, (i) our plan assets classified as fixed income securities were primarily invested in individual corporate bonds and notes and in U.S. government issued securities; (ii) our plan assets classified as equity securities were primarily invested in mutual funds and exchange traded funds; and (iii) our plan assets classified as cash and cash equivalents were primarily invested in short term investment funds which included investments in cash, bank notes, corporate notes, government bills and various short-term fixed income instruments. As of December 31, 2025 and 2024, $255.0 million and $220.9 million, respectively, of our plan assets were classified within Level 1 of the fair value hierarchy (as described in Note 10) and $525.5 million and $548.7 million, respectively, were classified as Level 2 of the fair value hierarchy.

The fair value of our plan assets by asset category consisted of the following at December 31:

	2025	2024
	(Dollars in thousands)	
Fixed income securities	$ 686,724	$ 669,645
Equity securities—US	43,757	51,603
Equity securities—International	26,504	24,127
Cash and cash equivalents	23,520	24,255
	$ 780,505	$ 769,630

CONCENTRATIONS OF CREDIT RISK

As of December 31, 2025, our plan assets were under the management of four investment management companies. No individual investment exceeded ten percent of our total plan assets.

EXPECTED CONTRIBUTIONS

Based on current legislation, there are no significant minimum required contributions to our pension benefit plans in 2025. In addition, based on the current funded status of our domestic pension benefit plans we do not expect to make significant contributions to these plans in 2026. However, this estimate may change based on regulatory changes and actual plan asset returns.

NOTE 14. INCOME TAXES

Income before income taxes was taxed in the following jurisdictions in each of the years ended December 31:

	2025	2024	2023
	(Dollars in thousands)		
Domestic	$ 206,998	$ 193,938	$ 253,916
Foreign	201,504	153,732	168,205
Total	$ 408,502	$ 347,670	$ 422,121

The components of the provision (benefit) for income taxes were as follows:

	2025	2024	2023
	(Dollars in thousands)		
Current:			
Federal	$ 24,381	$ 39,590	$ 10,847
State	6,469	7,927	(529)
Foreign	73,131	57,515	52,730
Current income tax provision	103,981	105,032	63,048
Deferred:			
Federal	10,875	(15,847)	29,337
State	6,979	(2,218)	7,957
Foreign	1,424	(14,990)	(4,186)
Deferred income tax provision (benefit)	19,278	(33,055)	33,108
	$ 123,259	$ 71,977	$ 96,156

The provision for income taxes varied from income taxes computed at the statutory U.S. federal income tax rate as a result of the following:

	2025	
	(Dollars in thousands)	
Income taxes computed at the statutory U.S. federal income tax rate	$ 85,785	21.0 %
State income taxes, net of federal tax benefit	12,041	2.9
Foreign tax effects		
Brazil		
Statutory income tax rate differential	3,652	0.9
Other	1,265	0.3
Germany		
Changes in valuation allowances	12,806	3.1
Other	(589)	(0.1)
Other foreign jurisdictions	15,303	3.7
Effect of cross-border tax laws		
Foreign-derived intangible income deduction	(2,565)	(0.6)
Tax credits		
Renewable energy credit	(5,320)	(1.3)
Research and development credit	(1,250)	(0.3)
Nontaxable or nondeductible items	507	0.1
Changes in unrecognized tax benefits	(474)	(0.1)
Other adjustments	2,098	0.6
Effective tax rate	$ 123,259	30.2 %

	2024	2023
	(Dollars in thousands)	
Income taxes computed at the statutory U.S. federal income tax rate	$ 73,011	$ 88,646
State income taxes, net of federal tax benefit	2,551	5,551
Tax liabilities no longer required	(2,838)	(4,071)
Valuation allowance	11,291	2,287
Tax credit refunds, net	(5,098)	(2,684)
Foreign earnings taxed at other than 21%	(4,144)	9,993
Deferred tax rate changes	1,326	(3,133)
Other	(4,122)	(433)
	$ 71,977	$ 96,156
Effective tax rate	20.7 %	22.8 %

Deferred income taxes reflect the net tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Significant components of our deferred tax assets and liabilities at December 31 were as follows:

	2025	2024
	(Dollars in thousands)	
Deferred tax assets:		
Pension and other postretirement liabilities	$ 12,460	$ 15,621
Rationalization and other accrued liabilities	60,005	49,115
AMT and other credit carryforwards	6,236	6,102
Net operating loss carryforwards	98,478	80,853
Other intangible assets	1,326	2,288
Foreign currency translation	16,237	—
Property, plant and equipment	1,599	1,703
Inventory and related reserves	2,882	2,852
Long term operating lease liabilities	67,637	51,449
Other	25,384	41,331
Total deferred tax assets	292,244	251,314
Deferred tax liabilities:		
Property, plant and equipment	(280,701)	(283,505)
Pension and other postretirement liabilities	(46,533)	(45,835)
Other intangible assets	(245,599)	(223,672)
Rationalization and other accrued liabilities	(931)	(1,537)
Operating lease right of use assets	(64,892)	(48,788)
Inventory and related reserves	(11,873)	(11,723)
Foreign currency translation	—	(24,830)
Other	(25,180)	(14,609)
Total deferred tax liabilities	(675,709)	(654,499)
Valuation allowance	(116,078)	(91,340)
	$ (499,543)	$ (494,525)

At December 31, 2025, the net deferred tax liability in our Consolidated Balance Sheets was comprised of long-term deferred tax assets of $2.3 million and long-term deferred tax liabilities of $501.8 million. At December 31, 2024, the net deferred tax liability in our Consolidated Balance Sheets was comprised of long-term deferred tax assets of $11.1 million and long-term deferred tax liabilities of $505.6 million. Long-term deferred tax assets were classified as other assets, net in our Consolidated Balance Sheets.

The valuation allowance in 2025 includes deferred tax assets of $116.1 million resulting from state and foreign net operating loss carryforwards, or NOLs. The valuation allowance for deferred tax assets increased in 2025 by $24.8 million primarily due to an increase in the valuation allowance related to foreign NOLs.

At December 31, 2025, we had foreign NOLs of approximately $88.3 million that are available to offset future taxable income. Of that amount, approximately $16.0 million will expire from 2026 to 2037. The remaining portion has no expiration date. At December 31, 2025, we had federal and state tax NOLs of approximately $15.5 million that are available to offset future taxable income and that will expire from 2026 to 2043.

We recognize accrued interest and penalties related to unrecognized taxes as additional income tax expense. At each of December 31, 2025 and 2024, we had $1.0 million accrued for potential interest and penalties.

The total amount of unrecognized tax benefits recorded in other liabilities as of December 31, 2025 and 2024 were $8.5 million and $8.6 million, respectively, excluding associated tax assets and including the federal tax benefit of state taxes, interest and penalties.

Tax assets associated with uncertain tax positions primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another jurisdiction. At December 31, 2025 and 2024, we had approximately $7.7 million and $7.2 million, respectively, in assets associated with uncertain tax positions recorded in other assets, net in our Consolidated Balance Sheets.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits included as other liabilities in our Consolidated Balance Sheets was as follows:

	2025	2024
	(Dollars in thousands)	
Balance at January 1,	$ 12,861	$ 17,401
Decrease based upon tax positions of current year	—	(4,245)
Increase based upon tax positions of a prior year	328	698
Decrease based upon a lapse in the statute of limitations	(426)	(993)
Balance at December 31,	$ 12,763	$ 12,861

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, at December 31, 2025 and 2024 were $12.8 million and $12.9 million, respectively.

Silgan and its subsidiaries file U.S. federal income tax returns, as well as income tax returns in various states and foreign jurisdictions. We expect the Internal Revenue Service, or IRS, will complete its review of the 2024 tax year with no change to our filed tax return. We have been accepted into the Compliance Assurance Program for the 2025 and 2026 tax years which provides for the review by the IRS of tax matters relating to our tax return prior to filing. We are subject to examination by state and local tax authorities generally for the period mandated by statute, with the exception of states where waivers of the statute of limitations have been executed. The earliest open period for a state audit is 2018. Our foreign subsidiaries are generally not subject to examination by tax authorities for periods before 2012, and we have contractual indemnities with third parties with respect to open periods that predate our ownership of certain foreign subsidiaries. Subsequent periods may be examined by the relevant tax authorities.

For certain of our foreign subsidiaries where we expect to be indefinitely reinvested, we estimate that the unremitted earnings as of December 31, 2025 with respect to such foreign subsidiaries are approximately $138.6 million. The amount of unrecognized deferred tax liabilities on these indefinitely reinvested earnings is estimated to be approximately $7.9 million.

Income taxes paid, net of refunds for the year ended December 31, 2025 were as follows (dollars in thousands):

U.S federal	$ 19,246
U.S. state and local	9,855
Foreign	
Brazil	10,690
Canada	9,094
Germany	11,582
Italy	12,664
Netherlands	5,302
Spain	6,592
Other foreign jurisdictions	18,653
	$ 103,678

NOTE 15. STOCK-BASED COMPENSATION

The Silgan Holdings Inc. Second Amended and Restated 2004 Stock Incentive Plan, or the Plan, provides for awards of stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards to our officers, other key employees and outside directors. Prior to the Plan, we had a previous stock-based compensation plan which expired, but under which restricted stock units and performance awards granted prior to such expiration remain outstanding pursuant to their terms.

Shares of our common stock issued under the Plan shall be authorized but unissued shares or treasury shares. The maximum aggregate number of shares of our common stock that may be issued in connection with stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards under the Plan shall not exceed 3,410,184 shares. Each award of stock options or stock appreciation rights under the Plan will reduce the number of shares of our common stock available for future issuance under the Plan by the number of shares of our common stock subject to the award. Each award of restricted stock or restricted stock units under the Plan, in contrast, will reduce the number of shares of our common stock available for future issuance under the Plan by two shares for every one restricted share or restricted stock unit awarded. As of December 31, 2025, 1,613,308 shares were available to be awarded under the Plan.

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Stock-based compensation expense for the years ended December 31, 2025, 2024 and 2023 recorded in selling, general and administrative expenses was $18.0 million, $15.5 million and $15.6 million, respectively.

RESTRICTED STOCK UNITS

Restricted stock units issued are generally accounted for as fixed grants and, accordingly, the fair value at the grant date is being amortized ratably over the respective vesting period. The maximum contractual vesting period for restricted stock units outstanding at December 31, 2025 is five years. Unvested restricted stock units may not be disposed of or transferred during the vesting period. Restricted stock units carry with them the right to receive, upon vesting, dividend equivalents.

The table below summarizes restricted stock unit activity for the year ended December 31, 2025:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Restricted stock units outstanding at December 31, 2024	1,100,697	$ 43.16
Granted	808,835	53.12
Released	(325,808)	41.79
Forfeited	(206,620)	46.98
Restricted stock units outstanding at December 31, 2025	1,377,104	48.76

The weighted average grant date fair value of restricted stock units granted during 2024 and 2023 was $44.66 and $46.12, respectively. The fair value of restricted stock units released during the years ended December 31, 2025, 2024 and 2023 was $17.6 million, $20.7 million and $25.7 million, respectively.

As of December 31, 2025, there was approximately $47.0 million of total unrecognized compensation expense related to restricted stock units. This cost is expected to be recognized over a weighted average period of 2.2 years.

NOTE 16. CAPITAL STOCK

CAPITAL STOCK

At December 31, 2025, our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value of $0.01 per share.

TREASURY STOCK

On March 4, 2022, our Board of Directors authorized the repurchase by us of up to an aggregate of $300.0 million of our common stock by various means from time to time through and including December 31, 2026. In 2025, we repurchased a total of 1,551,209 shares of our common stock at an average price per share of $43.84, for a total purchase price of $68.0 million pursuant to this authorization until the date this authorization was replaced by a new authorization. We did not repurchase any of our shares of common stock in 2024. In 2023, we repurchased a total of 3,893,098 shares of our common stock at an average price per share of $44.86, for a total purchase price of $174.6 million pursuant to this authorization.

On November 5, 2025, our Board of Directors authorized the repurchase by us of up to an aggregate of $500.0 million of our common stock by various means from time to time through and including December 31, 2029. This new authorization replaced the prior authorization which had $25.3 million remaining for the repurchase of our common stock. Pursuant to this new authorization, we did not repurchase any of our shares of common stock in the fourth quarter of 2025. Accordingly, at December 31, 2025, we had approximately $500.0 million remaining for the repurchase of our common stock under this new authorization.

In 2025, 2024 and 2023, we issued 325,808 treasury shares, 470,788 treasury shares and 490,242 treasury shares, respectively, at an average cost of $3.20 per share, $3.19 per share and $3.19 per share, respectively, for restricted stock units that vested during these years. In 2025, 2024 and 2023, we repurchased 127,278 shares, 176,093 shares and 176,196 shares of our common stock, respectively, at an average cost of $54.00 per share, $43.92 per share and $52.62 per share, respectively, in accordance with our stock-based compensation plans to satisfy employee withholding tax requirements resulting from certain restricted stock units becoming vested.

We account for treasury shares using the FIFO cost method. As of December 31, 2025, 69,670,525 shares of our common stock were held in treasury.

NOTE 17. EARNINGS PER SHARE

The components of the calculation of earnings per share were as follows:

	2025	2024	2023
	(Dollars and shares in thousands)		
Net income	$ 288,403	$ 276,378	$ 325,965
Weighted average number of shares used in:			
Basic earnings per share	106,541	106,794	108,821
Dilutive common stock equivalents:			
Restricted stock units	244	324	416
Diluted earnings per share	106,785	107,118	109,237

NOTE 18. BUSINESS SEGMENT INFORMATION

We are engaged in the packaging industry and report our results in three segments, which are our reportable segments: dispensing and specialty closures; metal containers; and custom containers. The dispensing and specialty closures segment manufactures an extensive range of dispensing systems and specialty closures for fragrance and beauty, food, beverage, personal and health care, home care and lawn and garden products. The metal containers segment manufactures steel and aluminum containers for pet and human food and general line products. The custom containers segment manufactures custom designed plastic containers for pet and human food, consumer health and pharmaceutical, personal care, home care, lawn and garden and automotive products. These segments are strategic business operations that are managed separately to maximize the production, technology and marketing of their packaging products. This is consistent with how our chief operating decision maker, who is our Chief Executive Officer and President, allocates resources and makes decisions. Our dispensing and specialty closures segment operates in North and South America, Europe and Asia. Our metal containers segment operates primarily in North America and Europe. Our custom containers segment operates in North America. The accounting policies of the business segments are the same as those described in Note 1.

Our chief operating decision maker evaluates performance of our business segments and allocates resources based on the adjusted EBIT of our business segments. Adjusted EBIT is not a defined term under GAAP. Adjusted EBIT is defined as income before interest and income taxes excluding acquired intangible asset amortization expense, other pension (income) expense for U.S. pension plans, rationalization charges, the impact from charges for the write-up of acquired inventory required under purchase accounting and costs attributed to announced acquisitions and including, as applicable, equity in earnings of affiliates, net of tax. Adjusted EBIT should not be considered in isolation or as a substitute for income before interest and income taxes or any other financial data prepared in accordance with GAAP and may not be comparable to calculations of similarly titled measures by other companies.

Reportable segment information for each of the past three years is as follows:

	Dispensing and Specialty Closures	Metal Containers	Custom Containers	Corporate	Total
			(Dollars in thousands)		
2025					
Net sales	$ 2,707,244	$ 3,138,318	$ 637,604	$ —	$ 6,483,166
Segment expenses and other [a]	2,290,462	2,877,948	547,659	46,997	5,763,066
Equity in earnings of affiliates, net of tax	3,160	—	—	—	3,160
Adjusted EBIT	419,942	260,370	89,945	(46,997)	723,260
Depreciation	147,313	72,769	34,071	387	254,540
Segment assets	5,815,628	2,679,769	777,865	45,391	9,318,653
Capital expenditures	188,186	90,995	26,701	1,210	307,092
2024					
Net sales	$ 2,304,370	$ 2,900,678	$ 649,646	$ —	$ 5,854,694
Segment expenses and other [a]	1,939,445	2,658,257	568,668	30,815	5,197,185
Equity in earnings of affiliates, net of tax	685	—	—	—	685
Adjusted EBIT	365,610	242,421	80,978	(30,815)	658,194
Depreciation	109,956	77,389	35,757	162	223,264
Segment assets	5,376,183	2,309,297	805,657	45,082	8,536,219
Capital expenditures	126,185	104,701	31,842	58	262,786
2023					
Net sales	$ 2,221,430	$ 3,140,830	$ 625,945	$ —	$ 5,988,205
Segment expenses and other [a]	1,880,786	2,858,428	562,628	25,810	5,327,652
Adjusted EBIT	340,644	282,402	63,317	(25,810)	660,553
Depreciation	101,664	73,558	34,846	74	210,142
Segment assets	4,437,833	2,178,416	898,582	46,270	7,561,101
Capital expenditures	110,073	95,260	20,474	1,003	226,810

(a)   Segment expenses and other includes cost of goods sold, selling, general and administrative expenses, and other pension and postretirement (income) expense and excludes acquired intangible asset amortization expense, other pension (income) expense only for U.S. pension plans, the impact from charges for the write-up of acquired inventory, and costs attributed to announced acquisitions.

Total adjusted EBIT is reconciled to income before income taxes as follows:

	2025	2024	2023
	(Dollars in thousands)		
Total adjusted EBIT	$ 723,260	$ 658,194	$ 660,553
Less:			
Acquired intangible asset amortization expense	64,623	52,620	53,091
Other pension (income) expense for U.S. pension plans	(4,016)	(4,110)	3,614
Equity in earnings of affiliates, net of tax	3,160	685	—
Rationalization charges	60,509	59,481	8,412
Purchase accounting write-up of inventory	—	6,062	—
Costs attributed to announced acquisitions	1,117	28,361	—
Income before interest and income taxes	597,867	515,095	595,436
Interest and other debt expense	189,365	167,425	173,315
Income before income taxes	$ 408,502	$ 347,670	$ 422,121

Total segment assets at December 31 are reconciled to total assets as follows:

	2025	2024
	(Dollars in thousands)	
Total segment assets	$ 9,318,653	$ 8,536,219
Other assets	78,430	48,449
Total assets	$ 9,397,083	$ 8,584,668

Financial information relating to our operations by geographic area is as follows:

	2025	2024	2023
	(Dollars in thousands)		
Net sales:			
United States	$ 4,396,143	$ 4,159,904	$ 4,377,928
Foreign:			
Europe	1,543,116	1,241,806	1,201,534
Other	543,907	452,984	408,743
Total net sales from foreign operations	2,087,023	1,694,790	1,610,277
Total net sales	$ 6,483,166	$ 5,854,694	$ 5,988,205
Long-lived assets:			
United States	$ 1,229,877	$ 1,245,639	
Foreign:			
Europe	879,063	774,099	
Other	269,391	263,165	
Total long-lived assets at foreign operations	1,148,454	1,037,264	
Total long-lived assets	$ 2,378,331	$ 2,282,903	

Net sales are attributed to the country from which the product was manufactured and shipped.

Sales of our metal containers segment to Nestlé S.A. accounted for 12.3 percent, 11.6 percent and 11.2 percent of our consolidated net sales in 2025, 2024 and 2023, respectively.

Sales and adjusted EBIT of our metal containers segment and of part of our dispensing and specialty closures segment are dependent, in part, upon the vegetable and fruit harvests in the United States and, to a lesser extent, in a variety of national growing regions in Europe. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in applicable regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the third quarter of our fiscal year and generated a disproportionate amount of our annual adjusted EBIT during that quarter.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

SILGAN HOLDINGS INC.

For the years ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

Description	Balance at beginning of period	Additions Charged to costs and expenses	Charged to other accounts	Other Changes Increase (Decrease) Cumulative translation adjustment	Other [1]	Balance at end of period
For the year ended December 31, 2025:						
Allowance for doubtful accounts receivable	$ 9,506	$ 2,096	$ —	$ 681	$ (4,318)	$ 7,965
For the year ended December 31, 2024:						
Allowance for doubtful accounts receivable	$ 8,827	$ 1,743	$ —	$ (451)	$ (613)	$ 9,506
For the year ended December 31, 2023:						
Allowance for doubtful accounts receivable	$ 9,072	$ 59	$ —	$ 268	$ (572)	$ 8,827

_____

(1)   Uncollectible accounts written off, net of recoveries.

The exhibits filed with Silgan Holdings Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025 are available on the Securities and Exchange Commission's website at www.sec.gov. The Company also maintains a website at www.silganholdings.com on which it provides a link to access free of charge its Annual Report on Form 10-K for the year ended December 31, 2025 (including exhibits filed therewith).



BOARD OF DIRECTORS

Anthony J. Allott
Chairperson of the Board

Leigh J. Abramson[1][2][3]
Partner, Co-Head of Industrial
Growth Group and Co-Chief
Investment Officer,
Gryphon Investors

William T. Donovan[1][2][3]
Private Equity Investor and
Former Chief Executive Officer
of Total Logistics, Inc.

Adam J. Greenlee
Chief Executive Officer and
President

Robert B. Lewis
Former Executive Vice President
and Chief Financial Officer

Brad A. Lich[1][2][3]
Executive Vice President and
Chief Commercial Officer,
Eastman Chemical Company

Shannon Miller[1][2][3]
President, Growth, Strategy and
Digital, Jacobs Solutions, Inc.

Fiona Cleland Nielsen[1][2][3]
Chief Strategy and Business
Development Officer,
Copeland LP

Niharika Ramdev[1][2][3]
Former Chief Financial Officer,
Global Cadillac, General Motors
Company

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee

EXECUTIVE OFFICERS

Adam J. Greenlee
Chief Executive Officer and President

Philippe Chevrier
Executive Vice President and Chief Operating Officer

Shawn C. Fabry
Executive Vice President and Chief Financial Officer

Frank W. Hogan, III
Executive Vice President, General
Counsel and Secretary

Alexander G. Hutter
Senior Vice President,
Strategy and Investor Relations

Kimberly I. Ulmer
Senior Vice President and
Chief Accounting Officer

Daniel P. Murphy
Vice President, Controller and Treasurer

CORPORATE AND SHAREHOLDER INFORMATION

Stock Symbol

Our Common Stock is quoted on the New York Stock
Exchange and is traded under the symbol "SLGN."



Company Office

Silgan Holdings Inc.
601 Merritt 7, Floor 1
Norwalk, Connecticut 06851

Main Tel. No.: (203) 975-7110
Investor Relations Tel. No.: (203) 406-3160
Website: www.silganholdings.com

Transfer Agent and Registrar

Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021
Tel. No.: (866) 220-0495
Website: www.computershare.com/investor

Independent Registered Public Accounting Firm

Ernst & Young LLP
300 First Stamford Place
Stamford, Connecticut 06902

 is a registered trademark of the Company.



601 Merritt 7
Norwalk, Connecticut 06851

www.silganholdings.com